As filed with the Securities and Exchange Commission on September 16, 2011

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
(Exact name of registrant as specified in its charter)

Cayman Islands	800	N/A
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Room B, 19/F, Hillier Commercial Building 89-91 Wing Lok Street Sheung Wan, Hong Kong Telephone: +852 3568 1829
(Address and telephone number of registrant’s principal executive offices)

C T Corporation System 111 Eighth Avenue New York, New York 10011 Telephone: (212) 894 – 8800

(Name, address and telephone number of agent for service)

Copies to: David A. Sakowitz, Esq. Simon Luk, Esq.
Winston & Strawn LLP
200 Park Avenue
New York, New York 10166

Tel: +1-212-294-6700

Approximate date of commencement of proposed sale to the public:   As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Shares, par value $0.0001 per Share	131,000,000	$0.12 (2)	$15,720,000	$1,825.09

(1)
An indeterminate number of additional shares shall be issuable pursuant to Rule 416 under the Securities Act of 1933, as amended, to prevent dilution resulting from stock splits, stock dividends or similar transactions and in such an event the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416.

(2)
Estimated in accordance with Rule 457 solely for the purpose of computing the amount of the registration fee based on the most recent price at which we sold our shares. As of the date hereof, there is no established public market for the shares being registered.  The selling shareholders may sell our shares at prevailing market price or privately negotiated prices.

The Registrant hereby amends this registration statement on the date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on the date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. The preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED , 2011

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

131,000,000 Shares

This prospectus registers for resale by our selling shareholders up to 131,000,000 of our shares.  The selling shareholders may be deemed to be underwriters.  Our shares are not now nor have they ever been listed or quoted on any stock exchange or quotation system.  We intend to have our shares quoted on the OTC Bulletin Board or another quotation system, such as OTCQX.  The selling shareholders may sell the shares at a fixed price of $0.12 per share, until our shares are quoted on the OTC Bulletin Board or another quotation system, such as OTCQX, and thereafter at prevailing market prices or privately negotiated prices.  If we are successful in having our shares quoted on the OTC Bulletin Board or another quotation system, such as OTCQX, the selling shareholders subsequently may offer to sell the shares being offered in this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices.

We will not receive any proceeds from the resale of our shares by the selling shareholders.  We will pay for all costs associated with this registration statement and prospectus.  The selling shareholders will receive the proceeds from the sale of the shares being registered in this registration statement and prospectus.  The selling shareholders received our shares either through subscription from our private placements in May 2011 and August 2011 or through a share swap transaction in which the former shareholders of Dragon Bright Mintai Botanical Technology Company Limited, or Dragon Bright HK, a private company incorporated with limited liability under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China, exchanged their shares of Dragon Bright HK for our shares at an exchange rate of 1-for-1.  As of the date hereof, there is no established public market for the shares being registered. If the selling shareholders sell all of their shares at $0.12 per share, they may be expected to receive approximately $15,720,000, estimated as follows:

Proceeds to Selling Shareholders
Per Share	$0.12
Total	$15,720,000

An investment in our shares involves a high degree of risk.  You should invest in our shares only if you can afford to lose your entire investment. You should carefully consider the various risk factors described under “Risk Factors” beginning on page 10 of this prospectus before investing in our shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

Please read this prospectus carefully.  You should rely only on the information contained in this prospectus.  We have not authorized anyone to provide you with different information.

The date of this prospectus is _______________ __, 2011.

You should rely only on the information contained in this prospectus or in any related free writing prospectus. Neither we nor the selling shareholders have authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, the shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus.  You should carefully consider, among other things, the matters discussed in “Risk Factors,” and our consolidated financial statements and notes to those consolidated financial statements, beginning on page F-1, before making an investment decision.

Overview

We are in the initial stages of developing a business in the forest seedling industry. Our main business is the mass propagation and sale of bamboo-willow seedlings and our secondary business is the sale of bamboo-willows as wood pulp generated from our trial bamboo-willow tree plantation business.  We have developed a three-year plan of operations to develop our bamboo-willow seedling cultivation base and we expect to start generating revenue in the first quarter of 2012.  However, there is no guarantee that we will generate any revenues.

Bamboo-willow is a type of Salicaceae plant and is a hybrid of Chimonobambusa Marmorea, Chosenia Arbutifria and Salix Linearistipularis. Its natural characteristics include fast growth, high cultivation density and strong resistance to diseases.  It is also highly adaptable to a wide range of climatic and soil conditions. Bamboo-willow is expected to have an economic life of 13 years. Based on studies of the wood density, natural lightness, chemical constitution and fiber quality of bamboo-willow conducted by China National Pulp & Paper Research Institute, Beijing in 2009, it also can be used as a fast growing pulp material for papermaking.

We are also in the process of developing a business model focusing on the application and commercialization of an aeroponics cultivation technology for agricultural and botanical cultivation, known as the Taiwan Fast Plant Propagation Technology, or TFPPT.  TFPPT is an emerging technology for rapid, uniform and mass propagation and growth of high-quality seedlings and plantlets.  We believe the successful application of TFPPT can provide us with significant competitive advantages in our business of mass propagation of bamboo-willow seedlings.

Since November 2010, we have been planning for the development of our business.  We had planted 10,000 bamboo-willow super mother saplings for our seedling propagation operation by mid-March 2011. Propagation of bamboo-willow is done by stem cutting and transplanting the stems to soil. On average, we cut 18 seedlings every 20 days from each super mother sapling tree. Super mother sapling trees are 1.5 meter bamboo-willow trees.  They are the sources for our seedling propagation through a cutting method. Therefore, we expect 3,200,000 seedlings each year can be cut from our existing super mother saplings.  We have been building our initial base site in Xiamen since September 2010 and finished the infrastructure construction at the end of August 2011. We started our bamboo-willow seedlings propagation in November 2010 and intend to start our bamboo-willow tree plantation in September 2011. We expect to generate our initial revenue from the sale of bamboo-willow seedlings beginning in the first quarter of 2012.  However, there is no guarantee that we will generate any revenues.  Beginning the third quarter of 2012, we expect a secondary source of revenue to come from the sale of young bamboo-willow (two to three years old) for wood pulp in papermaking.  As of the date of this prospectus, we have not yet generated any operating revenue.  The loss attributable to our equity shareholders for the year ended December 31, 2010 was $144,644 and our accumulated losses as of December 31, 2010 were $153,010. We anticipate that our initial markets will be in the People’s Republic of China, or the PRC.

Our business of mass propagation of bamboo-willow is substantially dependent on our ability to protect and commercialize TFPPT.  TFPPT has three components: (i) a probiotics-based organic fertilizer formulated and processed using certain proprietary technology; (ii) an aeroponics cultivation system using a process of growing plants suspended in a closed and semi-closed misty environment by spraying the plants’ dangling roots, lower stems and leaves with an atomized, nutrient-rich water solution without the use of soil or an aggregate medium; and (iii) a stereoscopic cultivation method using a 3-dimensional system that suspends roots of plants in a closed trellis where they are sprayed with an atomized nutrient-rich solution at regular intervals, which enhances output per square meter of land per year.  In our business of cultivating bamboo-willows, it is only necessary to apply two of the TFPPT components, the probiotics-based organic fertilizer and the aeroponics cultivation system, at and throughout the 20-day nursery stage. As bamboo-willows collected by stem cutting from the super mother sapling trees do not have roots and must be stabilized with a small amount of planting soil (or distilled sand) for the probiotics-based fertilizer mist to be sprayed on the stems and leaves in an aeroponics system, the stereoscopic cultivation method is not used in our aeroponics cultivation technology for bamboo-willow seedlings.

Our Industry

We operate in the forest seedling industry and we plan to provide bamboo-willow seedlings to forest tree plantation companies, seedling growers, manufacturers of paper pulp products and dealer agents. We believe these industries in China are highly fragmented and competitive with a large number of participants including individual farmers and small private forestry companies. We do not expect to compete with any state-owned agriculture companies.

We are in the initial stages of developing our business. As of the date of this prospectus, we have identified bamboo-willow seedlings as the primary plant that we will grow for our business.  Since November 2010, we have started propagation of bamboo-willow seedlings.  We had planted 10,000 bamboo-willows as super mother bamboo-willow saplings by mid-March 2011. We expect that our super mother bamboo-willow saplings will produce up to 3,200,000 seedlings at the end of 2011.

Our business is dependent on the successful application of bamboo-willow as wood pulp and the successful application and commercialization of TFPPT in our business. We expect to compete primarily with private seedling and plantation growers and manufacturers of paper pulp products.

Our Competitive Strengths

We believe that the following strengths give us a competitive advantage:

●	our intellectual property rights to TFPPT;

●	our shorter cultivating cycle, which increases production yield within a given cultivation period;

●	minimized seasonality of seedling growth; and

●	our balanced management and external consultancy team with expertise from a variety of professional areas.

Our Strategy

Our overall strategy is to capitalize on our competitive strengths based on our ability to utilize TFPPT to grow and expand our forest seedling business and eventually to benefit from the anticipated increase in demand for wood pulp products in China.  We plan to implement the following elements of our strategy:

●	focus on the application and commercialization of TFPPT;

●	focus on research and development and expand the application of TFPPT; and

●	expand application and commercialization of TFPPT through technology transfer.

Risks and Challenges Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary, including:

●	the markets in which we operate are highly competitive;

●	we have a limited operating history;

●	protection of our intellectual property rights in China may be difficult;

●	extreme weather conditions, natural disasters, forest disturbances, terrorist attacks and other emergencies or events may affect our business;

●	we depend on our management and key personnel; and

●	failure to maintain an effective system of internal controls over financial reporting may diminish investors’ confidence in us and adversely affect our share price.

Our Corporate History and Structure

We are a holding company established on February 17, 2011 as an exempted company incorporated with limited liability under the laws of the Cayman Islands. We expect to conduct substantially all of our business through Fujian Qianlon Agricultural Technology Co., Ltd., or Fujian Qianlon, a company organized under the laws of the PRC and a direct subsidiary of Hong Kong Dragon Holdings Limited, or HK Dragon Holdings.

Our wholly-owned subsidiary Dragon Bright Mintai Botanical Technology Company Limited (formerly known as Team Profit Asia Limited), or Dragon Bright HK, was incorporated in July 2007 as a limited liability company under the laws of Hong Kong.

On March 11, 2011, we entered into a share swap agreement with Dragon Bright HK and all of its shareholders. Pursuant to the share swap agreement, the shareholders of Dragon Bright HK exchanged an aggregate of 521,450,000 shares of Dragon Bright HK, representing all of the issued and outstanding shares of Dragon Bright HK, for an aggregate of 521,450,000 of our newly issued shares, representing all of our issued and outstanding shares, at an exchange rate of 1-for-1. As a result of the share swap, Dragon Bright HK became our wholly-owned subsidiary and the former shareholders of Dragon Bright HK, including several of our directors and officers and their family members, became our shareholders. In May 2011, we issued an aggregate of 4,500,000 shares at $0.06 per share for aggregate proceeds of $270,000. In August 2011, we issued an aggregate of 5,050,000 shares at $0.10 per share for aggregate proceeds of $505,000.

HK Dragon Holdings is a limited liability company incorporated under the laws of Hong Kong on August 11, 2010. HK Dragon Holdings is a 57%-owned subsidiary of Dragon Bright HK and its other shareholders include Ms. Anita Lai Lai Ho, our chairwoman and chief executive officer, Stanley Ang, our director and chief administrative officer, Million Max Limited, whose sole shareholder, Antonio Chau, is the brother-in-law of Ms. Anita Lai Lai Ho, and Wealth Vantage International Limited, an unaffiliated investor.  On December 9, 2010, Fujian Qianlon was established by HK Dragon Holdings with a total investment of approximately $1,285,023. Fujian Qianlon is engaged in research and development of agricultural technologies, propagation of bamboo-willow tree seedlings and plantation of bamboo-willow trees.

The following chart summarizes our corporate structure as of the date of this prospectus:

(1)
The rest of the shares of Hong Kong Dragon Holdings Limited are held by Ms. Anita Lai Lai Ho, our chairwoman and chief executive officer, Stanley Ang, our chief administrative officer and director, Million Max Limited, whose sole shareholder, Antonio Chau, is the brother-in-law of Ms. Anita Lai Lai Ho, and Wealth Vantage International Limited, an unaffiliated investor.

(2)	The rest of the shares of China Hainan Agriculture Holdings Ltd. are held by 11 unaffiliated investors.

Our Corporate Information

Our principal executive offices are located at Room B, 19th Floor, Hillier Commercial Building, 89-91 Wing Lok Street, Hong Kong. The telephone number is +852 3568 1829. Our registered office is in the Cayman Islands located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as our Directors may decide. Our agent for service of process in the United States is C T Corporation System, 111 Eighth Avenue, New York, New York 10011.  Investors should contact us with any inquiries through the address and telephone number of our principal executive offices.

The Offering

Total number of shares offered in this offering by the selling shareholders	131,000,000 shares.

Shares outstanding immediately prior to this offering	531,000,000 shares.

Shares outstanding immediately after this offering if the selling shareholders sell all of their shares	531,000,000 shares.

Offering price per share	$0.12 per share until our shares are quoted on the OTC Bulletin Board or another quotation system, such as OTCQX, and thereafter at prevailing market prices or privately negotiated prices.

Use of proceeds
We will not receive any of the proceeds from the sale of the share being offered for sale by the selling shareholders. We will pay for all costs associated with this registration statement and prospectus.  The selling shareholders will receive the proceeds from the sale of the shares being registered in this registration statement and prospectus.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our shares.

Dividend policy	We do not anticipate paying any cash dividends in the foreseeable future.

Listing
Our shares are not now, nor have they ever been, listed or quoted on any stock exchange or quotation system.  We intend to have our shares quoted on the OTC Bulletin Board or another quotation system, such as OTCQX.  The selling shareholders may sell the shares at a fixed price of $0.12 until our shares are quoted on the OTC Bulletin Board or another quotation system, such as OTCQX, and thereafter at prevailing market prices at the time of sale or at negotiated prices.  The selling shareholders received our shares either through subscription from our private placements in May 2011 and August 2011 or through a share swap transaction in which they exchanged their shares of Dragon Bright HK for our shares at an exchange rate of 1-for-1. As of the date hereof, there is no established public market for the shares being registered. The offering price was determined with reference to the price of the last completed private placement of our shares at $0.10.

Unless otherwise indicated, all information in this prospectus is based on 531,000,000 shares outstanding on August 31, 2011.

Conventions That Apply to This Prospectus Unless otherwise indicated, references in this prospectus to:

●	“China” and the “PRC” are to the People’s Republic of China, excluding for the purposes of this prospectus Hong Kong, Macau and Taiwan;

●	“HK$” and “Hong Kong dollars” are to the legal currency of the Hong Kong Special Administrative Region of China;

●	“Hong Kong” is to the Hong Kong Special Administrative Region of China;

●	“IFRS” are to “International Financial Reporting Standards”;

●	“revenue” is to net revenue;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“shares” are to our shares, par value $0.0001 per share;

●	“U.S. GAAP” are to the generally accepted accounting principles in the United States of America; and

●	“$” and “U.S. dollars” are to the legal currency of the United States of America.

Unless the context indicates otherwise, “we,” “us,” “our company,” “our” and “Dragon Bright Cayman” refer to Dragon Bright Mintai Botanical Technology (Cayman) Limited, a Cayman Islands company, its predecessor entities and subsidiaries. “Dragon Bright HK” refers to Dragon Bright Mintai Botanical Technology Company Limited, a Hong Kong company. “HK Dragon Holdings” refers to Hong Kong Dragon Holdings Limited, a Hong Kong company.  Fujian Qianlon Agricultural Technology Co., Ltd., or Fujian Qianlon, is a foreign enterprise wholly owned by HK Dragon Holdings.  See the section entitled “Corporate Structure.”

Unless otherwise indicated, our financial information presented in this prospectus has been prepared in accordance with IFRS.

Solely for your convenience, this prospectus contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. Unless otherwise indicated in the section entitled “Exchange Rate Information,” conversions of Renminbi into U.S. dollars in this prospectus are based on the exchange rate set forth in the H.10 weekly statistical release of the Federal Reserve Bank of New York, or the exchange rate, on December 31, 2010. We make no representation that the Renminbi or U.S. dollar amounts and/or HK dollar to Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars, Renminbi or HK dollars, as the case may be, at any particular rate or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. See “Risk Factors - Risks Related to Doing Business in China – Governmental control of currency conversion may limit our ability to utilize our revenue effectively and affect the value of your investment” and “- Fluctuations in the value of the Renminbi may have a material and adverse effect on your investment” for discussions of the effects of currency control and fluctuating exchange rates on the value of our shares.

RISK FACTORS

Investing in our shares involves significant risks and uncertainties. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in our shares. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business

The markets in which we operate are highly competitive and we may not be able to maintain or expand our market share.

We plan to operate in the highly competitive forest seedling industry and we believe we will compete intensely with a large number of participants including individual farmers and small private forest companies.  We do not expect to compete with any state-owned agriculture companies.  We expect competition to persist and intensify in the future, and we may face intense competition from other companies that provide seedlings and paper pulp products in China.  We expect our competition to be primarily affected by our ability to apply, commercialize and customize our TFPPT, the length of our cultivation cycle, product quality, distribution capability and pricing. In addition, product innovation and technical advancement may render our existing and potential applications and products and our own research and development efforts obsolete or non-competitive. We cannot assure you that additional competitors will not enter our existing markets, or that we will be able to compete successfully against existing or new competition, or be able to maintain or expand our market share, which may adversely affect our financial condition, results of operations or growth prospects.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We commenced our forestry technology and marketing research operations in 2007 and identified TFPPT for commercialization in early 2009. Through our corporate restructuring as described in more detail in the section entitled “Corporate Structure”, we are currently in the early stage of developing our business model.  We have a limited operating history under our current business model upon which you can evaluate the viability and sustainability of our business, and we had not generated any revenue as of December 31, 2010.  We do not have a revolving loan agreement with any financial institution, nor can we provide any assurance that we will be able to enter into any such agreement in the future or be able to raise funds through a future issuance of debt or equity.  Furthermore, we are relatively inexperienced in the management of a business in the forest seedling industry. If we were unsuccessful in addressing any of these risks and uncertainties, our business, financial condition, results of operations and future growth could be adversely affected.

Our business is sensitive to fluctuations in market prices and demand for our products.

Demand for forest seedling products is highly cyclical in nature. Price and demand for forest seedlings have been, and in the future are expected to be, subject to cyclical fluctuations. The pricing in the forest seedling market is influenced by the prices of the ultimate products produced from forest seedlings in China.

Demand for our products is affected by changes in consumer trends and tastes. Furthermore, the markets for forest seedling products are sensitive to changes in industry capacity and output levels, general forest seedling industry conditions and cyclical changes in the global and Chinese economies, any of which can have a significant impact on the sales price of seedling products. These activities are, in turn, subject to fluctuations due to, among other factors:

•	changes in domestic and international economic conditions;
•	changes in market prices of commodities;
•	governmental regulations and policies;
•	interest rates;
•	population growth and changing demographics; and
•	seasonal weather cycles and other factors affecting tree growth.

Any adverse change in demand or price of our seedling products may materially and adversely affect our business, financial condition and results of operations.

Failure to protect our intellectual property rights in China may materially and adversely affect our business, financial condition and results of operations.

Our business is substantially dependent on our ability to apply and commercialize TFPPT, with respect to which we were granted by Mr. Cho-Po Chang, or Mr. Chang, the inventor of TFPPT, a worldwide exclusive license regarding all of its intellectual property rights.  TFPPT is an emerging technology for agricultural and botanical cultivation, and can be used to optimize the growth conditions critical for cultivation and propagation of high-quality seeds, seedlings, plantlets, plants and transplants to achieve fast, pathogen-free and uniform growth. The application for an invention patent for “Aeroponics Cultivation System” was granted by the State Intellectual Property Office of the PRC on March 7, 2011. The application for a utility model for “Aeroponics Cultivation System and Method” is in the process of review by the State Intellectual Property Office of the PRC. Mr. Chang has not applied for intellectual property rights with respect to TFPPT in any other jurisdictions.

We regard our patentable technology, trade secrets, and other intellectual property as important to our business. Unauthorized use of such intellectual property, whether owned by us or licensed to us, may materially and adversely affect our business, financial condition, results of operations, reputation and competitive advantages.  In addition, TFPPT is not subject to any intellectual property rights protection in jurisdictions other than China, and the validity, enforceability and scope of protection of intellectual property in China are uncertain and still evolving, and could involve substantial risks. The laws and enforcement procedures in China are not yet well developed, and do not protect intellectual property rights to the same extent as laws and enforcement procedures in the United States and other jurisdictions. Furthermore, litigation may be necessary in the future to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources and have a material adverse effect on our business, financial condition and results of operations.  If we are unable to adequately protect the intellectual property rights that we own or use, we may lose these rights and our business, growth prospects and profitability may suffer.

We may be subject to intellectual property rights claims or other claims in the future which could result in substantial costs and diversion of our financial and management resources away from our business.

We are subject to the risk that the products, technology and processes that we plan to apply in our production may infringe upon patents, copyrights, trademarks or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims relating to the intellectual property of others. If any such claim arises in the future, litigation or other dispute resolution proceedings may be necessary to retain our ability to offer our current and future products, which could result in substantial costs and diversion of our management resources and attention even if we prevail in contesting such claims. If we were found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, incur additional costs to license or develop alternative products or be forced to pay fines and damages, which could materially and adversely affect our business and results of operations.

Failure to obtain or maintain the required approval, permits, licenses and certificates necessary to carry out our business in China may materially and adversely affect our business, financial condition and results of operations.

To carry out our business in China, we must obtain and maintain various government approvals, permits, business licenses, and certificates including, but not limited to, certificates of forestry ownership.   In the event that we are not able to obtain or maintain all of the required government approvals, permits, business licenses or certificates, our business operations may be subject to suspension, and our financial condition and results of operations may be materially and adversely affected.

The occurrence of extreme weather conditions, natural disasters, forest disturbances, terrorist attacks and other emergencies or events that are beyond our control may disrupt our seedling acclimatization and tree plantation activities and may have a material adverse effect on our business, financial condition and results of operations.

Our seedling acclimatization and tree plantation may be vulnerable to the occurrence of any extreme weather conditions, natural disasters, forest disturbances, terrorist attacks and other emergencies or events that are beyond our control and may have a material adverse effect on the economy and infrastructure in China and on the livelihood of the Chinese population.  In addition, the forest industry, especially seedling acclimatization and tree plantation, is subject to a variety of disturbances, including fire, drought, landslides, species invasions, insect and disease outbreaks, as well as climatic events including hurricanes, windstorms and ice storms.  Our seedling acclimatization and tree plantation sites are located in the coastal areas of southern China and are particularly susceptible to the typhoon season between July and September. Unfavorable conditions can reduce both size and quality of our seedling and tree production.  Our business, financial condition and results of operations may be materially and adversely affected should such events occur.

We depend significantly on our management team and key personnel.

We are highly dependent on our senior management to manage our business and operations, and each of our executive officers is responsible for an important aspect of our operations.  In addition, we rely on management and senior personnel to ensure that our sourcing, production, sales, distribution and other business functions are effective. We also depend on certain key personnel with respect to development of our technology and products. In particular, we rely substantially on our chief executive officer, Ms. Anita Lai Lai Ho, or Ms. Ho, and our TFPPT technical advisor, Mr. Chang, with respect to development of our products and technology and management of our operations.  We do not have key-man life insurance for any of our executive officers or key personnel.  Competition for senior management and our other key personnel is intense and the pool of suitable candidates is limited.  We may be unable to locate a suitable replacement for any senior management or key personnel that we lose.  In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company.  Losing the services of our executive officers or key personnel could be detrimental to our operations.

We have limited insurance coverage in China.

The insurance industry in China is still at an early stage of development, and insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies.  We maintain insurance for workplace injuries, premises and certain vehicles in China.  However, we do not have insurance coverage on our other assets (including biological assets), inventories, business, interruption of business or key employees. Consequently, any occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have a material adverse effect on our operating results. The occurrence of certain incidents including fire, severe weather, earthquake, war, floods, power outages, windstorms and the consequences resulting from them are not covered at all by insurance policies. If we incur substantial liabilities that were not covered by insurance, or if our business operations were interrupted for more than a short period of time, we could incur costs and losses that could materially and adversely affect our results of operations.

We depend heavily on skilled research and development personnel, and any loss of such personnel, or any failure to continue to attract such personnel in the future, could harm our business.

The nature of our business requires the employment of personnel with significant scientific and operational experience in the industry. Accordingly, we must attract, recruit and retain a sizeable workforce of technically and scientifically competent employees. Our ability to effectively implement our business strategy will depend upon, among other factors, the successful recruitment and retention of additional management and other key personnel that have the necessary scientific, technical and operational skills and experience with the forest and agricultural industry. These individuals may be difficult to find in China and we may not be able to retain such skilled employees. If we are unable to hire individuals with the requisite experience, we may not be able to produce sufficient products to optimize our profits, our research and development initiatives may be delayed and we may encounter disruptions in production and research which may materially and adversely affect our business, financial condition and results of operations.

The enforcement of labor contract law and an increase in labor costs in the PRC may adversely affect our business and our profitability.

China adopted a new labor contract law and its implementation rules effective on January 1, 2008 and September 18, 2008, respectively. The labor contract law and its implementation rules impose more stringent requirements on employers with regard to, among other things, minimum wages, severance payments upon permitted termination of employment by an employer and non-fixed term employment contracts, time limits for probation period as well as the duration and the times that an employee can be placed on a fixed-term employment contract. Due to the limited period of effectiveness of the labor contract law and its implementation rules and the lack of clarity with respect to their implementation and potential penalties and fines, it is uncertain how they will impact our current employment policies and practices. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses.  As a result of the new labor protection measures, our labor costs and those of our suppliers are expected to increase, which may adversely affect our business and our results of operations. It is also possible that the PRC government may enact additional labor-related legislations in the future, which may further increase our labor costs and affect our business, financial condition and results of operations.

Our failure to comply with increasingly stringent environmental regulations and related litigation may result in significant penalties, damages and adverse publicity for our business.

Our operations and properties are subject to extensive and increasingly stringent laws and regulations pertaining to, among other things, the discharge of materials into the environment and the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment.  Failure to comply with any laws and regulations and future changes to them may result in significant consequences to us, including civil and criminal penalties, liability for damages and negative publicity.

We have not completed the environmental impact assessments as required by the PRC law for our production bases. Although we intend to complete these environmental impact assessments, a penalty may be imposed on us and our production may be suspended. We are also undergoing a test and assessment conducted by local environmental agency in Xiamen with respect to whether use of probiotic organic fertilizer has caused excessive water pollution.  If we fail to pass the test and assessment, we will be required to remedy the water pollution caused by our use of the probiotic organic fertilizer.

We may incur significant capital and operating expenditures to comply with these environmental laws and regulations. We cannot assure you that additional environmental issues will not require currently unanticipated investigations, assessments or expenditures, or that requirements applicable to us will not be altered in ways that will require us to incur significant additional costs.

We will incur increased costs as a result of being a public company.

Following this offering, we will become subject to the periodic disclosure requirements of the Securities and Exchange Commission, or the SEC.  After we become a public company, we will incur significant legal, accounting and other expenses that a private company does not incur, which are estimated to be approximately $300,000 annually. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and stock exchanges have required changes in corporate governance practices of public companies. We expect that compliance with these rules and regulations will increase our legal and financial compliance costs, which are estimated to be approximately $400,000 for the first year after we become a public company and approximately $200,000 for each subsequent year. We also expect that these rules and regulations will make some activities more time-consuming and costly. We also expect these rules and regulations will make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance. As a result, our general and administrative expenses will likely increase and it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs that we may incur with respect to these rules or the timing of such costs.

If we fail to develop and maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud; as a result, current and potential shareholders may lose confidence in our financial reports, which may harm our business and the trading price of our shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. In addition, we will be subject to the reporting obligations under the U.S. securities laws.  After we become a reporting company, Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a management report that assesses the effectiveness of our internal controls over financial reporting and may require our independent registered public accounting firm to attest to our evaluation in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2012.  As a company in the early stage of our development, we are in the process of establishing our internal control over financial reporting system to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes. We cannot be certain that the measures we have undertaken to comply with Section 404 will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Furthermore, if we are able to rapidly grow our business, the internal controls that we will need will become more complex, and significantly more resources will be required to ensure our internal controls remain effective.  Failure to implement required controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.  If we or our auditors discover a material weakness in our internal controls, the disclosure of that fact, even if the weakness is quickly remedied, could diminish investors’ confidence in our financial statements, which in turn may have an adverse effect on our share price. In addition, non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension of trading, ineligibility for listing on one of the national securities exchanges and the inability of registered broker-dealers to make a market in our shares, which could result in a decline in our share price.

The resources we devote to research and development may not result in commercially viable or competitive products.

Our success depends in part on our ability to successfully apply and commercialize TFPPT to our cultivation of bamboo-willow and other plants we later identify. Research and development in bamboo-willow plantation operation may be expensive and prolonged.  Our products may not ultimately be commercially viable, or may not pass government testing in the relevant provinces of China.  If the resources we devote to research and development do not result in products that survive the development stage, do not result in products that we can sell to our customers, or do not pass government testing, our business, financial condition and results of operations may be materially and adversely affected.

Our research and development have been subject to constraints on our financial resources.

As we are a start-up company in the early stage of our development, our research and development have been subject to constraints on our financial resources.  If such constraints adversely affect our successful application and commercialization of TFPPT, our business, financial condition and results of operations may be materially and adversely affected.

The global economic downturn may have a material and adverse effect on our business, financial condition, results of operations and liquidity.

The global capital and credit markets have experienced increased volatility and disruption over the past two years, making it more difficult for companies to access financing markets. We depend in part on stable, liquid and well-functioning capital and credit markets to fund our growth. Although we believe that our operating cash flows, access to capital and credit markets and existing borrowings will permit us to meet our financing needs for the foreseeable future, we cannot assure you that continued or increased volatility and disruption in the capital and credit markets will not impair our liquidity or increase our costs of borrowing. In addition, our major customers may have financial challenges unrelated to us that could result in a decrease in their business with us, delays in payment to us or defaults of payments. Similarly, parties to contracts may be forced to breach their obligations under those contracts with us. These consequences of the global economic downturn may have a material and adverse effect on our business, financial condition, results of operations and liquidity.

Risks Related to Doing Business in China

Adverse changes in China’s economic, political and social policies could materially and adversely affect our business, financial condition and results of operations.

Our business and operations are primarily conducted in China. Accordingly, our financial condition and results of operations have been, and are expected to continue to be, affected by the economic, political and social developments in China. A slowdown of economic growth in China could reduce the market demand of our products, which in turn could materially and adversely affect our business, financial condition and results of operations.

The PRC economy differs from the economies of most developed countries in many respects, including: a higher level of government involvement; the on-going development of a market-oriented economy; a rapid growth rate; a higher level of control over foreign exchange; and a less efficient allocation of resources.

The PRC economy has been transitioning from a centrally-planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s to encourage economic growth and guide the allocation of resources and emphasize the utilization of market forces for economic reform, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. Some of the measures benefit the overall PRC economy but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by changes in tax regulations applicable to us, and the PRC government continues to implement interest rate increases to control the pace of the economic growth.  These measures may cause deceased economic activity in China, which in turn could adversely affect our business, financial condition and results of operations. In addition, any changes in China’s economic, political and social conditions, as well as government policies, may materially and adversely affect our business, financial condition and results of operations.

Uncertainties inherent in the PRC legal system could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statues.  Unlike common law systems, it is a system in which decided legal cases have limited precedential value.  In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general.  The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign investment in China.  Some regulatory requirements issued by certain PRC government authorities may not be consistently applies by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical or, in some circumstances, impossible.  For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract.  However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.  These uncertainties may impede our ability to enforce our contracts.  These uncertainties, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business, financial condition, results of operations and prospects.

It may be difficult to effect service of process upon us or our directors or senior management who live outside of the United States.

Our main operating subsidiary is incorporated in the PRC and our operations are conducted and our assets are located outside of the United States. In addition, all of our directors and our senior management personnel reside outside of the United States. You may experience difficulties in effecting service of process upon us, our directors or our senior management as it may not be possible to effect such service of process outside the United States upon them. In addition, China does not have treaties with the United States and many other countries providing for reciprocal recognition and enforcement of court judgments. Therefore, recognition and enforcement in the PRC of judgments of a court in the United States or certain other jurisdictions may be difficult or impossible.

Future changes in laws, regulations or enforcement policies in China could adversely affect our business.

We are subject to PRC laws and regulations relating to land use rights, forest industry, and environmental protection, among others.  Laws, regulations or enforcement policies in China, including those relating to the forest industry, are evolving and subject to frequent changes. Further, regulatory agencies in China may periodically, and sometimes abruptly, change their enforcement practices. Therefore, prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. Any enforcement actions against us could have a material and adverse effect on us and the market price of our shares. In addition, any litigation or governmental investigation or enforcement proceedings in China may be protracted and may result in substantial cost and diversion of resources and management attention, result in negative publicity and damage to our reputation.  The price of our shares may decline accordingly.

We will rely principally on dividends and other distributions on equity paid by our current and future subsidiaries in China to fund our cash and financing requirements, and any limitation on the ability of our current and future subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are an offshore holding company, and we will rely principally on dividends from our subsidiaries in China for our cash requirements, including for the service of any debt we may incur. Current PRC regulations permit our current and future subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our current and future subsidiaries in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our current and future subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, any income that we source from China is subject to PRC withholding tax under the new Enterprise Income Tax Law of the PRC, or the EIT Law. Under the EIT Law and its implementation regulations, both of which became effective on January 1, 2008, we will be subject to a withholding tax rate of 10% for any dividends paid to us by our current and future subsidiaries in China if we are deemed a non-PRC tax resident. Any limitation on the ability of our current and future subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

If we were deemed as a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income at the rate of 25% under the new Enterprise Income Tax Law (“New EIT Law”) in the PRC and our non-PRC shareholders could be subject to certain PRC taxes.

Under the New EIT Law and the implementing rules, both of which became effective January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC may be considered a PRC “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its global income as well as PRC enterprise income tax reporting obligations. The implementing rules of the New EIT Law define “de facto management” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. If we were to be considered a “resident enterprise” by the PRC tax authorities, our global income would be taxable under the New EIT Law at the rate of 25% and, to the extent we were to generate a substantial amount of income outside of PRC in the future, we would be subject to additional taxes. In addition, the dividends we pay to our non-PRC enterprise shareholders and gains derived by such shareholders from the transfer of our shares may also be subject to PRC withholding tax at the rate up to 10%, if such income were regarded as China-sourced income. In addition, the recent circular mentioned above details that certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors with voting rights or senior management. However, as of the date hereof, no final interpretation on the implementation of the “resident enterprise” designation is available. Moreover, any such designation, when made by PRC tax authorities, will be determined based on the facts and circumstances of individual cases. As a result, we cannot determine the likelihood or consequences of our being designated a “resident enterprise” as of the date hereof.

If the PRC tax authorities determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income. In addition, the dividends paid by us to our non-PRC shareholders as well as capital gains recognized by them with respect to the sale of our shares may be subject to a PRC withholding tax. This may have a material adverse effect on our net income and results of operations, and may require us to withhold tax on our non-PRC shareholders.

PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of any public offering to make loans or additional capital contributions to our PRC operating subsidiaries.

We may make loans to our current and future PRC subsidiaries. Any investments in or foreign loans to our PRC current and future subsidiaries are subject to approval by or registration with relevant governmental authorities in China. We may also decide to finance our subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the total amount of investment and the industries of the investment, capital contributions to our PRC operating subsidiaries may be subject to the approval of the PRC Ministry of Commerce, or MOFCOM, or its local counterparts. We may not obtain these government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our current and future PRC subsidiaries. If we fail to receive such approvals, our ability to use the proceeds from any public offering and to capitalize our PRC operations may be adversely affected, which could adversely affect our liquidity and our ability to fund and expand our business.

We expect to derive a substantial portion of our sales from the PRC.

We have not generated any revenues as of the date of this prospectus, and expect that substantially all of our sales will be generated from the PRC. We anticipate that sales of our products in the PRC will represent a substantial proportion of our total sales in the near future. Any significant decline in the condition of the PRC economy could adversely affect consumer demand for our products, among other things, which in turn could have a material adverse effect on our business and financial condition.

Inflation in China could negatively affect our profitability and growth.

While the PRC economy has experienced rapid growth, it has been uneven among various sectors of the economy and in different geographic areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products do not rise at a rate that is sufficient to fully absorb inflation-driven increases in our costs of supplies, our profitability can be adversely affected. These fluctuations and economic factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. In order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending.  The implementation of these and other similar policies can impede economic growth and thereby harm the market for our products.

Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including the U.S. dollar, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate more than 20% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government indicated that it would again make the foreign exchange rate of the Renminbi more flexible, which increases the possibility of sharp fluctuations in the Renminbi’s value in the future as well as the unpredictability associated with the Renminbi’s exchange rate. It is difficult to predict how long the current situation may last and when and how it may change again.

There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against foreign currencies. Our revenues and costs are mostly denominated in Renminbi, and a significant portion of our financial assets are also denominated in Renminbi. As we rely entirely on dividends paid to us by our subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our shares in foreign currency terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making dividend payments on our shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us. Any fluctuations in the exchange rate between the Renminbi and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We expect to receive most of our revenues in Renminbi. Under our current corporate structure, our holding company may rely on dividend payments from our current and future PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Therefore, our current and future PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. This could affect the ability of our current and future PRC subsidiaries to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our shares.

Risks Related to Our Shares

We do not intend to issue dividends to our shareholders.  Our shares may never reach or maintain a price higher than the price investors pay for the shares and investors may never receive a return on their investment in our company.

Although our shareholders are entitled to dividends when, as and if they are declared by our board of directors, we do not intend to issue dividends to our shareholders in the foreseeable future.  If we do not issue dividends, the only way for investors to realize a return on their investment in our company would be through the sale of the shares at a price higher than the price they paid for our shares.  Our shares may never reach or maintain such a share price and investors may never receive a positive return on their investment in our company.

Our shares are not liquid and shareholders may be unable to sell their shares.

Our shares are not now and have never been listed or quoted on any exchange or quotation service.  We intend to become quoted on the OTC Bulletin Board or another quotation system, such as OTCQX, but we cannot guarantee that this will happen.  Quotation on the OTC Bulletin Board or OTCQX is expected to occur only after a market maker is appointed.  There is currently a limited market for our shares and a liquid market may never develop.  If a market for our shares does not develop, our shareholders may not be able to resell our shares that they have purchased and they may lose all of their investment.  As a result of the foregoing, investors may be unable to liquidate their investment for any reason.

Your percentage ownership in us may be diluted by future issuances of our shares, which could reduce your influence over matters on which shareholders vote.

Subject only to any applicable shareholder approval requirements, our board of directors has the authority to issue all or any part of our authorized but unissued shares. Issuances of our shares would reduce your influence over matters on which our shareholders vote.

Should we be successful in having our common shares quoted on the OTC Bulletin Board or OTC QX, holders of our common stock may be subject to the Penny Stock Rules of the SEC and the trading market in our shares would be very limited, which will make transactions in our stock cumbersome and may reduce the value of an investment in our shares. These rules may affect your ability to resell your shares.

The SEC has adopted regulations that generally define a “penny stock” to be any equity security other than a security excluded from such definition by Rule 3a51-1 under the Securities Exchange Act of 1934, as amended. For our purposes, penny stock is any equity security that has a market price of less than $5.00 per share, subject to certain exceptions.

Our shares are not currently traded on any stock exchange or quoted on any stock quotation system. We intend to have our shares quoted on the OTC Bulletin Board or another quotation system, such as OTC QX.  It is anticipated that our shares will be regarded as penny stock to the extent the market price for our shares is less than $5.00 per share.  The penny stock rules require a broker-dealer that wishes to engage in transactions in our shares to deliver a standardized risk disclosure document prepared by the SEC, provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, provide monthly account statements showing the market value of each penny stock held in the customer's account, and make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  To the extent these requirements are applicable they will reduce the level of trading activity in the secondary market for our shares and may severely and adversely affect the ability of broker-dealers to sell our shares.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. holders of our shares.

Depending upon the value of our shares and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes.  Based in part on our estimates of the value of our assets as determined based on the price of our shares in this offering, we do not expect to be a PFIC for our current taxable year ending on December 31, 2011.  However, there can be no assurance that we will not be a PFIC for the taxable year 2011 or any future taxable year as PFIC status is tested each taxable year and depends on the composition of our assets and income in such taxable year.  Our PFIC status for the current taxable year 2011 will not be determinable until the close of the taxable year ending on December 31, 2011.

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income.  In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities.  Therefore, a drop in the market price of our shares would cause a reduction in the value of our non-passive assets for purposes of the asset test.  Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents.  If we are classified as a PFIC in any taxable year in which U.S. Holders (as defined in “Taxation—United States Federal Income Taxation”) hold our shares, certain adverse United States federal income tax consequences could apply to such U.S. Holders.  See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

SPECIAL NOTES REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements.  We have based these forward-looking statements on our current expectations and projections about future events.  These statements include but are not limited to:

•	statements regarding our completion of the development of our potential product and its use in a pilot project;
•	statements regarding the competitive advantages of our potential product;
•	expectation as to the market opportunities for our potential product, as well as our ability to take advantage of those opportunities;
•	statements as to our ability to protect our intellectual property and avoid infringing upon others’ intellectual property;
•	statements regarding our estimates of future performance, expenses, costs and revenues; and
•	statements as to our ability to meet anticipated cash needs based on our current business plan.

These statements may be found throughout this prospectus, specifically in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis” and “Business.”  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this prospectus.

Statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements.  All forward-looking statements in this prospectus reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements.  Many of these factors are beyond our ability to control or predict and include all the risks discussed in “Risk Factors” and elsewhere in this prospectus.  You should not put undue reliance on any forward-looking statements.  Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

USE OF PROCEEDS

The shares offered by this prospectus are being registered for the account of the selling shareholders named in this prospectus.  As a result, all proceeds from the resale of the shares will go to the selling shareholders and we will not receive any proceeds from the resale of the shares by the selling shareholders.  However, we will pay all costs associated with this prospectus and the registration statement of which this prospectus forms a part.  We estimate that the total costs that will be incurred by us in connection with this prospectus and the registration statement of which this prospectus forms a part will be approximately $326,000.

DIVIDEND POLICY

Although our shareholders are entitled to dividends when, as and if they are declared by our board of directors, we do not intend to issue dividends to our shareholders in the foreseeable future.  We intend to reinvest any profits we may make in the future back into the company for working capital.

EXCHANGE RATE INFORMATION

Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting currency. However, substantially all of our expected revenues and expenses are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. For all dates and periods through December 31, 2008, conversions of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of Renminbi amounts into U.S. dollars in this prospectus are based on the exchange rate on December 31, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On September 9, 2011, the daily exchange rate reported by the Federal Reserve Board was RMB 6.3880 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2010
September	6.6905	6.7396	6.8102	6.6869
October	6.6705	6.6675	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6791
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5843	6.6017	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5483	6.5743
April	6.4900	6.5267	6.4900	6.5477
May	6.4786	6.4957	6.4786	6.5073
June	6.4635	6.4746	6.4628	6.4830
July	6.4360	6.4575	6.4360	6.4720
August	6.3778	6.4036	6.3778	6.4401
September (through September 9)	6.3880	6.3865	6.3812	6.3940

Source: Federal Reserve Bank of New York and Federal Reserve Board

(1)
Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

CAPITALIZATION

We set forth below our capitalization as of December 31, 2010.  Amounts are presented in accordance with IFRS.

As of December 31, 2010

Share capital	$60,824

Share premium	1,754,316

Foreign exchange reserves (1)	1,510

Accumulated losses	(153,010)

Total equity attributable to equity shareholders of the Company	1,663,640

Non-controlling interest	(14,600)

Total capitalization	$1,649,040

(1)	Foreign exchange reserves arise from translation of consolidated financial statements into U.S. reporting currency.

We have financed our business primarily through cash generated from the sale of our shares. In 2010, Dragon Bright HK issued 399,900,000 shares to seven founding shareholders and 72,000,000 shares to ten investors for total cash of $1,906,930, of which $60,811 represented share capital and $1,754,316 represented share premium. Offering costs of $91,803 related to these issuances were accrued on December 31, 2010.

On January 14, 2011, Dragon Bright HK issued 45,950,000 shares at approximately $0.025 per share for $1,181,834 in cash, of which $1,175,925 represented share premium.

On February 1, 2011, Dragon Bright HK issued 3,500,000 shares at approximately $0.05 per share for $179,620 in cash, of which $175,130 represented share premium.

On May 25, 2011, we issued 4,500,000 shares at $0.06 per share for $270,000 in cash, of which $269,550 represented share premium.

On August 15, 2011, we issued 5,050,000 shares at $0.10 per share for $505,000 in cash, of which $504,495 represented share premium.

DILUTION

The shares to be sold by the selling shareholders are shares that are currently issued and outstanding.  Accordingly, there will be no dilution to our existing shareholders.

CORPORATE STRUCTURE

Our History

We are a holding company established on February 17, 2011 as an exempted company incorporated with limited liability under the laws of the Cayman Islands. We expect to conduct substantially all of our business through Fujian Qianlon, a company organized under the laws of the PRC and a direct subsidiary of HK Dragon Holdings.

Our wholly-owned subsidiary Dragon Bright HK was incorporated in July 2007 as a limited liability company under the laws of Hong Kong.

On March 11, 2011, we entered into a share swap agreement with Dragon Bright HK and all of its shareholders. Pursuant to the share swap agreement, the shareholders of Dragon Bright HK exchanged an aggregate of 521,450,000 shares of Dragon Bright HK, representing all of the issued and outstanding shares of Dragon Bright HK, for an aggregate of 521,450,000 of our newly issued shares, representing all of our issued and outstanding shares, at an exchange rate of 1-for-1. As a result of the share swap, Dragon Bright HK became our wholly-owned subsidiary and the former shareholders of Dragon Bright HK, including several of our directors and officers and their family members, became our shareholders. In May 2011, we issued an aggregate of 4,500,000 shares at $0.06 per share for aggregate proceeds of $270,000. In August 2011, we issued an aggregate of 5,050,000 shares at $0.10 per share for aggregate proceeds of $505,000.

HK Dragon Holdings is a limited liability company incorporated under the laws of Hong Kong on August 11, 2010. HK Dragon Holdings is a 57%-owned subsidiary of Dragon Bright HK and its other shareholders include Ms. Ho, our chairwoman and chief executive officer, Stanley Ang, our director and chief administrative officer, Million Max Limited, whose sole shareholder, Antonio Chau, is the brother-in-law of Ms. Ho, and Wealth Vantage International Limited, an unaffiliated investor. On December 9, 2010, Fujian Qianlon was established by HK Dragon Holdings with a registered capital of $2,573,437. We are required by the PRC law to pay such amount in full by the end of 2012.  As of December 31, 2010, we paid $1,287,470, and expect to pay the balance before the end of 2012.The business of Fujian Qianlon is research and development of agricultural technologies, propagation of bamboo-willow tree seedlings and plantation of bamboo-willow trees.

The following chart summarizes our corporate structure as of the date of this prospectus:

(1)
The rest of the shares of Hong Kong Dragon Holdings Limited are held by Ms. Ho, our chairwoman and chief executive officer, Stanley Ang, our chief administrative officer and director, Million Max Limited, whose sole shareholder, Antonio Chau, is the brother-in-law of Ms. Ho, and Wealth Vantage International Limited, an unaffiliated investor.

(2)	The rest of the shares of China Hainan Agriculture Holdings Ltd. are held by 11 unaffiliated investors.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected financial data as of and for the year ended December 31, 2008, 2009 and 2010, respectively, which have been derived from our audited financial statements included elsewhere in this prospectus. You should read the following selected financial data in conjunction with the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes included elsewhere in this prospectus. Our financial statements have been prepared in accordance with IFRS, as adopted by the International Accounting Standards Board.

	Year ended December 31,
	2010	2009	2008
	$	$	$

Other income	11	-	-

Administrative expenses	(166,863)	(4,321)	(4,045)

Loss before income tax expense	(166,852)	(4,321)	(4,045)

Income tax expense	-	-	-

Loss for the year	(166,852)	(4,321)	(4,045)

Other comprehensive income/(loss)
Exchange differences on translating foreign operations recognized directly in equity	6,918	-	(19)

Total comprehensive loss for the year	(159,934)	(4,321)	(4,064)

Loss attributable to:
Equity shareholders of the Company	(144,644)	(4,321)	(4,064)
Non-controlling interest	(22,208)	-	-

	(166,852)	(4,321)	(4,064)

Total comprehensive loss attributable to:
Equity shareholders of the Company	(143,115)	(4,321)	(4,064)
Non-controlling interest	(16,819)	-	-

	(159,934)	(4,321)	(4,064)

Loss per share – Basic and Diluted	(* )	$(0.04)	$(0.04)

*Less than (0.01) per share.

	As of December 31,
	2010	2009	2008

Financial Position

Current assets	$1,798,414	$13	$13

Non-current assets	389,490	-	-

Total liabilities (all current)	538,864	8,385	4,064

Long-term debt	-	-	-

Total equity (deficit)	$1,649,040	$(8,372)	$(4,051)

Weighted average number of shares outstanding	116,962,192	100,000	100,000

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are in the initial stages of developing a business in the forest seedling industry. Our main business is the mass propagation and sale of bamboo-willow seedlings and our secondary business is the sale of bamboo-willows as wood pulp generated from our trial bamboo-willow tree plantation business.  We have developed a three-year plan of operations to develop our bamboo-willow seedling cultivation base and we expect to start generating revenue in the first quarter of 2012.  However, there is no guarantee that we will generate any revenues.

Bamboo-willow is a type of Salicaceae plant and is a hybrid of Chimonobambusa Marmorea, Chosenia Arbutifria and Salix Linearistipularis. Its natural characteristics include fast growth, high cultivation density and strong resistance to diseases.  It is also highly adaptable to a wide range of climatic and soil conditions. Bamboo-willow is expected to have an economic life of 13 years. Based on studies of the wood density, natural lightness, chemical constitution and fiber quality of bamboo-willow conducted by China National Pulp & Paper Research Institute, Beijing in 2009, it also can be used as a fast growing pulp material for papermaking.

We are also developing a business model focusing on the application and commercialization of TFPPT.  TFPPT is an emerging technology for rapid, uniform and mass propagation and growth of high-quality seedlings and plantlets.  We believe the successful application of TFPPT can provide us with significant competitive advantages in our business of mass propagation of bamboo-willow seedlings.

Since November 2010, we have been planning for the development of our business.  We had planted 10,000 bamboo-willow super mother saplings for our seedling propagation operation by mid-March 2011. Propagation of bamboo-willow is done by stem cutting and transplanting the stems to soil. On average, we cut 18 seedlings every 20 days from each super mother sapling tree. Super mother sapling trees are 1.5 meter bamboo-willow trees.  They are the sources for our seedling propagation through a cutting method. Therefore, we expect 3,200,000 seedlings each year can be cut from our existing super mother saplings.  We have been building our initial base site in Xiamen since September 2010 and finished the infrastructure construction at the end of August 2011. We started our bamboo-willow seedlings propagation in November 2010 and intend to start our bamboo-willow tree plantation in September 2011. We expect to generate our initial revenue from the sale of bamboo-willow seedlings beginning in the first quarter of 2012.  However, there is no guarantee that we will generate any revenues.  Beginning the third quarter of 2012, we expect a secondary source of revenue to come from the sale of young bamboo-willow (two to three years old) for wood pulp in papermaking.  As of the date of this prospectus, we have not yet generated any operating revenue.  The loss attributable to our equity shareholders for the year ended December 31, 2010 was $144,644 and our accumulated losses as of December 31, 2010 were $153,010. We anticipate that our initial markets will be in the PRC.

Our business of mass propagation of bamboo-willow is substantially dependent on our ability to protect and commercialize TFPPT.  TFPPT has three components: (i) a probiotics-based organic fertilizer formulated and processed using certain proprietary technology; (ii) an aeroponics cultivation system using a process of growing plants suspended in a closed and semi-closed misty environment by spraying the plants’ dangling roots, lower stems and leaves with an atomized, nutrient-rich water solution without the use of soil or an aggregate medium; and (iii) a stereoscopic cultivation method using a 3-dimensional system that suspends roots of plants in a closed trellis where they are sprayed with an atomized nutrient-rich solution at regular intervals, which enhances output per square meter of land per year.  In our business of cultivating bamboo-willows, it is only necessary to apply two of the TFPPT components, the probiotics-based organic fertilizer and the aeroponics cultivation system, at and throughout the 20-day nursery stage. As bamboo-willows collected by stem cutting from the super mother sapling trees do not have roots and must be stabilized with a small amount of planting soil (or distilled sand) for the probiotics-based fertilizer mist to be sprayed on the stems and leaves in an aeroponics system, the stereoscopic cultivation method is not used in our aeroponics cultivation technology for bamboo-willow seedlings.

China is currently the world’s second largest wood-consuming country, with a utilization rate of approximately 400 million cubic meters per year, accounting for 25% of the world’s consumption. In addition, the Chinese forestry sector is in the midst of a significant transformation. According to the State Forest Administration, the increase in China’s domestic log production will not be able to match the increased demand. We expect that such trend will continue; therefore we expect China’s future economic development to depend in part on developing a fast-growth plant species. Since our bamboo-willows seedlings have already been shown in scientific studies to be successful in producing paper pulp, we expect that a large number of companies, organizations and customers will purchase our bamboo-willow seedlings.

Recent Developments

On August 15, 2011, we issued 5,050,000 shares at $0.10 per share for $505,000 in cash, of which $504,495 represented share premium.

On June 8, 2011, HK Dragon Holdings remitted approximately $645,470 to Fujian Qianlon as the final tranche of Fujian Qianlon’s registered capital to fulfill the obligation of remitting a total registered capital of $2,583,704 within two years from the date of Fujian Qianlon’s establishment.

On May 25, 2011, we issued 4,500,000 shares at $0.06 per share for $270,000 in cash, of which $269,550 represented share premium.

On February 1, 2011, Dragon Bright HK issued a total of 3,500,000 shares at approximately $0.05 per share and received $179,620.

On January 14, 2011, Dragon Bright HK issued a total of 45,950,000 shares at approximately $0.025 per share and received $1,181,834.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses for each period.  Below is a summary of our critical accounting policies, defined as those policies that we believe are crucial to the portrayal of our financial condition and results of operations and that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Fair value of biological assets

We account for biological assets at fair value.  Our management estimates that the initial costs incurred on the biological assets through December 31, 2010 approximate their fair value, and believes that little biological transformation has taken place because the biological assets were planted immediately prior to the end of the reporting period.

Our management evaluates fair value of our biological assets in consideration of the applicable accounting standards, which provide that a biological asset shall be measured on initial recognition and at the end of each reporting period at its fair value less the costs to sell. There is a presumption that fair value can be measured reliably for a biological asset.

If an active market exists for a biological asset or agricultural product in its present location and condition, the quoted price in that market is the appropriate basis for determining the fair value of that asset. If a company has access to different active markets, the entity uses the most relevant one. If an active market does not exist, a company uses one or more of the following, when available, in determining the fair value:

•	the most recent market transaction price, provided that there has not been a significant change in the economic circumstances between the date of that transaction and the end of the reporting period;
•	the market prices for similar assets with adjustment to reflect differences; and
•	sector benchmarks.

In some cases, the information sources listed above may suggest different conclusions as to the fair value of a biological asset or agricultural product. A company considers the reasons for those differences in order to arrive at the most reliable estimate of the fair value within a relatively narrow range of reasonable estimates. Alternatively, the fair value of biological assets is determined independently by professional valuers.

In some circumstances, market-determined prices or values may not be available for a biological asset in its present condition. In these circumstances, an entity uses the present value of expected net cash flows from the asset discounted at a current market-determined rate in determining the fair value. The objective of a calculation of the present value of expected net cash flows is to determine the fair value of a biological asset.

Cost may sometimes approximate fair value, particularly when:

•	little biological transformation has taken place since the initial cost incurrence (for example, for fruit tree seedlings planted immediately prior to the end of a reporting period); or
•
the impact of the biological transformation on the price is not expected to be gain or loss arising on initial recognition, and subsequent changes in fair values less costs to sell biological assets are recognized in profit or loss in the period in which they arise.  Upon the sale of the agricultural produce as forestry products, the carrying amount is transferred to cost of forestry products sold in the statement of comprehensive income.

Our business is subject to the usual natural hazards from fire, wind and insects.  Forces of nature such as temperature and rainfall may also affect harvest efficiency.  Our management considers adequate preventive measures are in place to minimize exposure. However, to the extent that unanticipated factors may affect our production, they may result in remeasurement or harvest losses in future accounting periods.

Useful life of property, plant, equipment and intangible assets

Management estimates the expected useful life for our property, plant, equipment and intangible assets and determines the related depreciation policy.  The estimated useful life of the property, plant, equipment and intangible assets and the residual value reflects management’s estimates of the number of years that we intend to derive future economic benefits from the use of property, plant, equipment and intangible assets.  These estimates could change significantly as a result of technological innovations in response to industry cycles.  The depreciation and amortization expenses in future accounting periods may be adjusted if there are significant changes in those estimates.

Determination of functional currency

We measure foreign currency transactions in the respective functional currencies of us and our current and future subsidiaries. In determining our functional currencies, judgment is required to determine the currency that mainly influences sales prices for goods and services and of the country whose competitive forces and regulations mainly determines the sales prices of our goods and services. The functional currencies of our entities are determined based on management’s assessment of the economic environment in which we operate and our process of determining sales prices.

Revenue recognition

As of December 31, 2010, we had no revenue-generating activities. When we begin to generate revenue, we expect to recognize our revenue from the sale of forestry products when:

•	persuasive evidence of a sale exists (such as an executed sales agreement);

•	the revenue can be measured reliably;

•	the significant risks and rewards of ownership have been transferred to the buyer (such as through delivery, acceptance and transfer of title); and

•	collection of the consideration is probable.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Consolidated Statements of Comprehensive Loss

	Year ended December 31,

	2010	2009	2008
	$	$	$

Other income	11	-	-

Administrative expenses	(166,863)	(4,321)	(4,045)

Loss before income tax expense	(166,852)	(4,321)	(4,045)

Income tax expense	-	-	-

Loss for the year	(166,852)	(4,321)	(4,045)

Other comprehensive income/(loss)
Exchange differences on translating foreign operations recognized directly in equity	6,918	-	(19)

Total comprehensive loss for the year	(159,934)	(4,321)	(4,064)

Loss attributable to:
Owners of the Company	(144,644)	(4,321)	(4,064)
Non-controlling interest	(22,208)	-	-

	(166,852)	(4,321)	(4,064)

Total comprehensive loss attributable to:
Owners of the Company	(143,115)	(4,321)	(4,064)
Non-controlling interest	(16,819)	-	-

	(159,934)	(4,321)	(4,064)

Loss per share – Basic and Diluted	(* )	$(0.04)	$(0.04)

*Less than $(0.01) per share.

Year Ended December 31, 2010 Compared To Year Ended December 31, 2009

Other income. Our other income in 2010 was $11 due to receiving bank interest. We did not have any other income in 2009.

Administrative expenses. Our operating expenses consist of administrative expenses. Our administrative expenses increased by $162,542 to $166,863 for the year ended December 31, 2010 from $4,321 for the year ended December 31, 2009, primarily due to the significant increase in (i) professional fees of $50,913 to various professional services, including legal and consultant fees, (ii) research and development expenses of $11,071 in association with our enhanced research and development activities, and (iii) increased administrative expenses relating to salaries of $32,127 and corporate secretarial fees of $16,413.

Loss before income tax expense. As we did not have any revenue in 2010 and 2009, our loss before income tax expense equaled the sum of administrative expenses and other income.

Income tax expenses. We did not have any revenue in 2010 and 2009. Therefore, we did not incur any income tax expenses in 2010 and 2009.

Loss for the year. Our loss for 2010 and 2009 equaled loss before income tax expense.

Other comprehensive income.  We recorded other comprehensive income of $6,918 in 2010 and no other comprehensive income in 2009, as a result of exchange differences on translating consolidated financial statements recognized directly in equity.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Administrative expenses. Our operating expenses consist of administrative expenses. Our operating expenses increased by $276, or 6.9%, from $4,045 in 2008 to $4,321 in 2009 mainly due to the increase in the management consulting fees paid to our CEO, Ms. Ho, who was engaged as a consultant performing administrative services for us.

Loss before income tax expense. As we did not have any revenue in 2009 and 2008, our loss before income tax expense equaled the sum of administrative expenses and other income.

Income tax expenses. We did not have any revenue in 2009 and 2008. Therefore, we did not incur any income tax expenses in 2009 and 2008.

Loss for the year. Our loss for 2010 and 2009 equaled loss before income tax expense.

Other comprehensive income. We recorded no other comprehensive income of in 2009 and loss of $19 in 2008, as a result of exchange differences on translating consolidated financial statements recognized directly in equity.

Liquidity and Capital Resources

As of December 31, 2010, we had cash of $1,772,943, of which $1,297,749 was denominated in Renminbi and $475,194 was denominated in HK dollars.  Our cash increased significantly compared to December 31, 2009.  Cash was raised from the issuance of shares and a loan from a related party during the year.

Based on our financial position as of December 31, 2010, we believe our working capital is sufficient to meet our short-term cash requirements to create and expand our business capability, market development initiatives, research and development and product distribution infrastructure for the foreseeable future.

To obtain additional financing, we intend to sell additional shares or arrange debt financing to the extent it is available.

The following table sets out certain information with respect to our condensed consolidated statements of cash flows information for the years ended December 31, 2010, 2009 and 2008, respectively:

	Year ended December 31,

	2010	2009	2008

	$	$	$

Net cash used in operating activities	(178,623)	(3,870)	(3,593)

Net cash used in investing activities	(392,014)	-	-

Net cash generated from financing activities	2,336,890	3,870	3,612

Net increase in cash	1,766,253	-	19

Effect of foreign exchange rate changes	6,690	-	(19)

Cash at beginning of the year	-	-	-

Cash at end of the year	1,772,943	-	-

Net cash used in operating activities

Our net cash used in operating activities in 2010 was $178,623, primarily consisting of an increase in other receivables of $14,011, an increase in supplies inventories of $8,032, as well as administrative expenses for our restructuring, and operating costs incurred in connection with building the initial base site in Xiamen.

Our cash flow used in operating activities in 2009 was $3,870, primarily due to payment of professional fees of $3,483 and secretarial fees of $387.

Our cash flows used in operating activities in 2008 of $3,593 were related to administrative expenses.

Net cash used in investing activities

In 2010, we paid $353,787 as capital expenditures to build the infrastructure in Xiamen, including the purchase of plant and equipment as well as investment in construction in progress. We also purchased biological assets for $32,021, invested $578 in China Hainan Agriculture Holdings Ltd., and paid $5,628 for the exclusive licensing rights to use TFPPT.

There were no cash flows used in investing activities in 2009 and 2008.

Net cash generated from financing activities

Our net cash flows generated from financing activities in 2010 were mainly attributable to the gross proceeds from the issuance of shares of $1,906,930 and advances from related parties of $434,131.

We had $3,870 and $3,612 of cash flow generated from financing activities in 2009 and 2008, respectively, which represented advances from directors.

Current Liabilities

As we are an early-stage start-up company, we have not financed our business through long-term borrowings.  Our current liabilities increased to $538,864 in 2010 from $8,385 in 2009, mainly due to a loan to us of $435,223 from Ms. Hsui Ping Tsai, or Ms. Tsai, the mother-in-law of Ms. Ho.  There was no loan agreement, and the loan is unsecured, non-interest bearing and payable on demand.

In 2008 and 2009, our current liabilities were $4,064 and $8,385, respectively, mainly due to financings from Ms. Ho, our chief executive officer.

Financial Instruments

We did not have any hedging contracts or financial derivatives outstanding for the year ended December 31, 2010.

Contractual Obligations

As of December 31, 2010, the terms and amounts of our significant contractual obligations were as follows:

		Payments due by Period

	Less than	One to	More Than
	One Year	Five Years	Five Years	Total
Advances payable, related parties	$434,131	$-	$-	$434,131
Operating lease obligations	38,845	81,524	212,934	333,303
Total	$472,976	$81,524	$212,934	$767,434

As we are an early-stage start-up company, we have not financed our business through borrowings from commercial banks. In 2008 and 2009, the business operation was financed by Ms. Ho, our chief executive officer. As of December 31, 2010, there was an outstanding short-term non-interest bearing loan of $434,131 advanced by Ms. Tsai, the mother-in-law of Ms. Ho, without any promissory note. We repaid this loan in full in January 2011.

Seasonality

The sales of our products are expected to fluctuate on a seasonal basis each year. Our seedling acclimatization and tree plantation sites are located in the coastal areas of southern China and are particularly susceptible to the typhoon season between July and September.

Off-Balance Sheet Commitment and Arrangements

At the end of each reporting period, we had the following off-balance sheet capital commitments:

	2010	2009	2008
	$	$	$
Authorized and contracted but not provided for:

- acquisition of property, plant and equipment and construction in progress	141,590	-	-

	141,590	-	-

Inflation

Inflationary factors, such as increases in the cost of our products and overhead costs, could impair our future operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our future business operations and results of operations.

Plan of Operation

We are in the initial stages of developing our business, and have had no revenues since our inception.  We have limited financial backing and assets, and have primarily financed our operations through sales of our shares. Our plan of operation is to build a business of mass propagation and sale of bamboo-willow seedlings by application and commercialization of TFPPT.

We will focus on expanding our business operations in the following areas during the next 12 months of operations as we emerge from the development stage.

Infrastructure

Tianzhu Mountain, Xiamen

As of March 31, 2011, we had invested approximately $352,170.03 in an initial basic production and research infrastructure in Tianzhu Mountain, Xiamen, Fujian Province, or Tianzhu Mountain Infrastructure.  The initial basic infrastructure unit is expected to have 100 mu of land, and its purpose is to demonstrate the effectiveness of the application of TFPPT technology in propagating bamboo-willow seedlings. As of March 31, 2011, we had completed the construction on 70 mu of land at the initial infrastructure unit and we had spent approximately $3,579 in Tianzhu Mountain site management. Set forth below is the allocation of the Tianzhu Mountain Infrastructure by function:

Tianzhu Mountain Infrastructure Land Allocation	Area (mu)
-      Dorm and Site office
-      Super mother sapling supply zone  (containing 10,000 super mother trees)
-      Greenhouses (three greenhouses for research and development and four greenhouses for seedlings propagation)
-      Acclimatization zone (for seedlings to become accustomed to the natural environment)
-      Acclimatization zone for research and development
-      Machine room for aeroponics cultivation system
-      Production base for organic fertilizer
-      Roads
25 10 10 9 6 1 3 6
Total	70

Set forth below are the investments that we have made with respect to the construction of the Tianzhu Mountain Infrastructure:

Tianzhu Mountain Infrastructure Cost Allocation	Invested Amount ($)
-      Dorm and Site office
-      Greenhouses (three greenhouses for research and development and four greenhouses for bamboo-willow seedlings propagation)
-      Machine room for aeroponics cultivation system
-      Production base for organic fertilizer
-      Roads
-      Unallocable common costs
       (e.g. site electrical supply and water supply)
-      Super mother sapling supply zone
-      Acclimatization zone (for seedlings to become accustomed to the natural environment)
-      Acclimatization zone for research and development
- 248,713.33 9,963.29 12,841.00 5,298.69 67,063.06 3,316.26 2,984.64 1,989.76
Total	352,170.03

We plan to complete one infrastructure base every half year and expect to have a total of four infrastructure bases by the end of 2012.

Year	Construction Starting Month	Site – Fujian Province	Area (mu)
2011	March	Yong Chun, Quanzhou	961.9
2011	September	Ji Mei, Xiamen	125
2012	March	Chang Tai, Xiamen	200

Yong Chun, Quanzhou

We have also leased 961.9 mu of land in Yong Chun, Quanzhou, Fujian Province for propagation of additional bamboo-willow seedlings by entering into eight land lease agreements with Xi Dong Village, Hu Yang Town of Yong Chun County and Xi Xi Village, Hu Yang Town of Yong Chun County in February 2011. As of April 30, 2011, we had spent approximately $20,862 on such land leases. In the fourth quarter of 2011, we expect to complete establishing a new infrastructure unit in Yong Chun on the leased land, or Yong Chun Infrastructure. Set forth below is the estimated allocation of the Yong Chun Infrastructure by function:

Yong Chun Infrastructure Land Allocation	Area (mu)
-      Super mother sapling supply zone (including 20,000 super mother trees
       (with three-years lifetime) expected to generate six million seedlings each year)
-      Acclimatization zone (for seedlings to become accustomed to the natural environment)
-      Plantation zone (mountain area)
-      Production base for organic fertilizer
-      Road
25 50 878.9 2 6
Total	961.9

Set forth below are investments that we have made and expect to make with respect to the construction of the Yong Chun Infrastructure:

Yong Chun Infrastructure Cost Allocation	As of April 30, 2011 ($)	Expected Total Investment ($)
-      Super mother sapling supply zone
-      Acclimatization zone (for seedlings to become accustomed to the natural environment)
-      Plantation zone - mountain area
-           Production base for organic fertilizer
-           Road
-           Unallocable common costs
            (e.g. site electrical supply and water supply)
	1,500.00 12,664.20 50,835.68 15,656.00 - 12,266.80	1,500.00 12,664.20 61,320.68 15,656.00 5,000.00 12,266.80
Total	92,922.68	108,407.68

Yong Chun’s site will be used for bamboo-willow and research and development acclimatization. The seedlings produced from the Yong Chun super mother sapling supply zone by the cutting method will be delivered to Tianzhu Mountain’s greenhouse for propagation.

Ji Mei, Xiamen

We completed the site selection of the Ji Mei Infrastructure in May 2011, and are undergoing the legal procedure for land leasing which is expected to be completed by September 2011.

The Ji Mei Infrastructure is 125 mu and will be used for bamboo-willow acclimatization and research and development acclimatization. The seedlings for acclimatization will be supplied by the nursery zone at the Tianzhu Mountain site. The travel time between Ji Mei and Tianzhu Mountain is approximately 30 minutes. Set forth below is the estimated allocation of the Ji Mei site by function:

Ji Mei Infrastructure Land Allocation	Area (mu)
-      Dorm and Site office
-      Acclimatization zone (for seedlings to become accustomed to the natural environment)
-      Acclimatization zone for research and development
-      Production base for organic fertilizer
-      Roads
3 95 15 3 9
Total	125

Set forth below are the investments that we expect to make with respect to the construction of the Ji Mei Infrastructure:

Ji Mei Infrastructure Cost Allocation	Expected Total Investment ($)
-      Dorm and site office
-      Acclimatization zone (for seedlings to become accustomed to the natural environment)
-      Acclimatization zone for research and development
-      Production base for organic fertilizer
-      Roads
-      Unallocable common costs*
15,300 15,364 3,799 15,656 3,000 2,000
Total	55,119
* The Ji Mei site already has basic infrastructure in place, including water supply and electrical supply.

Chang Tai, Xiamen

We completed the site selection of the Chang Tai Infrastructure in June 2011, and are undergoing the legal procedure for land leasing which is expected to be completed by March 2012.

The Chang Tai Infrastructure is 200 mu and will be used for bamboo-willow acclimatization. The plantlets for acclimatization will be supplied by the nursery zone in Tianzhu Mountain. The travel time between Chang Tai and Tianzhu Mountain is approximately one hour. We expect to spend $36,816 on the land lease annually. Set forth below is the estimated allocation of the Chang Tai Infrastructure by function:

Chang Tai Infrastructure Land Allocation	Area (mu)
- Dorm and Site office - Acclimatization zone (for seedlings to become accustomed to the natural environment) - Production base for organic fertilizer - Roads	3 184 3 10
Total	200

Set forth below are the investments that we expect to make with respect to the construction of the Chang Tai Infrastructure:

Chang Tai Infrastructure Cost Allocation	Expected Total Investment ($)
-      Dorm and Site’ office
-      Acclimatization zone (for seedlings to become accustomed to the natural environment)
-      Production base for organic fertilizer
-      Roads
-      Unallocable common costs (e.g. site electrical supply and water supply)
15,300 30,368 15,656 3,000 12,267
Total	76,591

Sales of Seedlings

We expect that the majority of our revenue will originate from the sales of bamboo-willow seedlings to sub-licensed companies. Consistent with industry practice, we expect to receive payment for the sales of bamboo-willow seedlings shortly after the sales are made, which we expect to provide sufficient cash flow to support our business expansions.

We expect the TFPPT sub-licensee, China Hainan Agriculture Holdings Ltd. to purchase 1,000,000 bamboo-willow seedlings by the first quarter of 2012. The revenue to be generated is expected to be $300,000, based on an expected unit price of $0.30 per bamboo-willow seedling.

We have targeted two potential investors who plan to set up companies to sub-license TFPPT. The companies will be established in Sichuan Province and Guangdong Province. We expect these two companies to purchase 800,000 and 1,600,000 bamboo-willow seedlings, respectively, by the first quarter of 2012. The revenue to be generated is expected to be $720,000, based on an expected unit price of $0.30 per bamboo-willow seedling.

Personnel

Our employees can be classified into three groups: operational, technicians and R&D, and administrative. Operational employees include plantation workers, maintenance workers and cooks. Due to the seasonal nature of our plantation activities, most of the plantation workers are employed on a part-time basis. In order to streamline the operation, most of the plantation workers are local farmers. Technicians and R&D employees are responsible for training the plantation workers and doing research and development in agricultural science. Administrative employees are responsible for strategic planning and backup support. We expect to spend $390,000 and $450,000 on our employees’ salaries and benefits in 2011 and 2012, respectively.

Set forth below is the expected number of our employees and part-time workers in each of our areas of operation and as a percentage of our total workforce for each of the years ended December 31, 2011 and 2012.

	Average Number of Employees/Part-time Workers for the Years Ending December 31,
	2011			2012
	Full-time Employees	Part-time Workers	Percentage	Full-time Employees	Part-time Workers	Percentage
Operational	5	45	71.4%	7	60	74.4%
Technicians and R&D	4	-	5.7%	5	-	5.6%
Administrative	16	-	22.9%	18	-	20.0%
Total	25	45	100.0%	30	60	100.0%

Expected Purchase and Significant Equipment

In order to enhance our competitiveness, we expect to spend a total of $304,407 from April 2011 to March 2012, to purchase equipment and company vehicles.

The equipment and fixed assets we will be purchasing include biological assets, office equipment, irrigation and spray equipments, research and development equipment, water pumps and drilling machines.

Set forth below is a summary of expenses that we expect to incur from April 2011 to March 2012 for biological assets, office equipment, site equipment and fixed assets.

Total Expenses ($)
Biological Assets
Bamboo-willow Super Mothers	24,432
Other Vegetable Seedlings	3,040
Fertilizer	50,000
Office Equipment
Office Equipment	20,000
Site Equipment
Irrigation and Greenhouses with Spray Equipments	9,118
Sand Seedbed	5,471
250KW Transformer and Installation Fees	53,191
Research & Development Equipment	6,078
Water Pumps	700
Drilling Machines	3,500
Mixers	9,510
Fixed Assets
Automobile A	30,395
Automobile B	88,972
Total	304,407

Estimated Expenses for the Next Twelve Months

Set forth below is an overview of our estimated expenses to fund our plan of operation from April 2011 to March 2012.

Description	Fees ($)
Infrastructure
• Yong Chun Site
• Ji Mei Site
• Chang Tai Site

Employees

Expected Purchases and Significant Equipment
(including automobiles, plantation tools and electrical and water equipment)

Land Leases
• Yong Chun Site
• Chang Tai Site

108,407 55,119 76,591 405,000 304,407 12,149 9,204
Total	970,877

Capital Raising

We have raised a total of approximately $4,043,384 through private equity financing. We believe we will have sufficient cash to operate the Tianzhu Mountain Infrastructure and complete the additional three infrastructures by December 2012. For the remainder of 2011, we plan to raise an additional amount of $3,000,000 through another round of private equity financing to accelerate the expansion of our operations. There is no assurance that we will be successful in raising additional capital or achieving profitable operations.

Quantitative and Qualitative Disclosure about Market Risk

Credit risk

The carrying amounts of cash and other receivables present us with credit risk.  The maximum exposure to credit risk is the carrying amounts of the respective financial assets at the end of the reporting period. The credit risk of our cash arises from default of the counterparty.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in raising funds to meet commitments associated with financial instruments. Our policy is to regularly monitor current and expected liquidity requirements to ensure that we maintain sufficient reserves of cash to meet our liquidity requirement in the short and long term. We currently do not expect any liquidity risk as we have sufficient cash flow at the early stage of our business operations.  However, we may encounter liquidity risk in the long term with the expansion of our business.

Foreign currency risk

Our businesses are located in the PRC and our operating transactions are conducted in Renminbi. Most of our fixed assets and liabilities are denominated in Renminbi, except for transactions related to share issuances and our promissory note, which are denominated in Hong Kong dollars. Since the Renminbi is not freely convertible, there is a risk that the PRC government may take actions affecting exchange rates which may have a material adverse effect on our net assets, earnings and any dividends we declare if such dividends are to be exchanged or converted into foreign exchange. Moreover, we have not hedged our foreign exchange rate risk.

We mainly operate in the PRC with most of the transactions denominated and settled in Renminbi, which is not freely convertible into other foreign currencies.  Conversion of Renminbi into foreign currencies is subject to rules and regulations of foreign exchange control promulgated by the PRC government.  Our current and future PRC subsidiaries are expected to transact business in their functional currency and therefore no currency risk is expected to arise in respect of these subsidiaries.  Our financial statements are presented in U.S. dollars and fluctuations of Renminbi against U.S. dollars will result in adjustment to financial amounts.  We currently do not utilize any forward contracts, currency borrowings or other means to hedge against our foreign currency exposure.

Recent Accounting Pronouncements

The following new and amended IFRS accounting pronouncements, potentially relevant to our operations, have been issued but are not yet effective and have not been early adopted by us.

•	IFRSs (Amendments) - Improvements to IFRSs 2010, effective from annual periods beginning on or after July 1, 2010 or January 1, 2011, as applicable.

Improvements to IFRSs 2010 set out amendments to a number of IFRSs.  We expect to adopt the amendments from January 1, 2011.  There are separate transitional provisions for each standard.  While the adoption of some of the amendments may result in changes in accounting policies, none of these amendments are expected to have a significant financial impact on us.  Those amendments that are expected to have a significant impact on our policies are as follows:

(i)
IAS 1 Presentation of Financial Statements, which clarifies that an analysis of other comprehensive income for each component of equity can be presented either in the statement of changes in equity or in the notes to the financial statements.

(ii)
IAS 27 Consolidated and Separate Financial Statements, which clarifies that the consequential amendments from IAS27 (as revised in 2008) made to IAS21, IAS 28 and IAS 31 shall be applied prospectively for annual periods beginning on or after July 1, 2009 or earlier if IAS 27 is applied earlier.

•	IFRIC – Interpretation 19 Extinguishing Financial Liabilities with Equity Instruments, effective for annual periods beginning on or after July 1, 2010

IFRIC Interpretation 19 provides guidance regarding the accounting for the extinguishment of a financial liability by the issue of equity instruments. Under IFRIC Interpretation 19, equity instruments issued under such arrangements will be measured at their fair value, and any difference between the carrying amount of the financial liability extinguished and the fair value of equity instruments issued will be recognized in profit or loss.

•	IAS 24 (Revised) Related Party Disclosures, effective for annual periods beginning on or after January 1, 2011

IAS 24 (Revised) clarifies and simplifies the definition of related parties. It also provides for a partial exemption of related party disclosure to government-related entities for transactions with the same government or entities that are controlled, jointly controlled or significantly influenced by the same government.

•	Amendments to IFRS 7 - Disclosures – Transfers of Financial Assets, effective for annual periods beginning on or after July 1, 2011

The amendments to IFRS 7 improve the derecognition of disclosure requirements for transfer transactions of financial assets and allow users of financial statements to better understand the possible effects of any risks that may remain with the entity on transferred assets. The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period.

•	IFRS 9 - Financial Instruments, effective for annual periods beginning on or after January 1, 2013

Under IFRS 9, financial assets are classified into financial assets measured at fair value or at amortized cost depending on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. Fair value gains or losses will be recognized in profit or loss except for those non-trade equity investments, which the entity will have a choice to recognize the gains and losses in other comprehensive income.  IFRS 9 carries forward the recognition and measurement requirements for financial liabilities from IAS 39, except for financial liabilities that are designated at fair value through profit or loss, where the amount of change in fair value attributable to change in credit risk of that liability is recognized in other comprehensive income unless that would create or enlarge an accounting mismatch.  In addition, IFRS 9 retains the requirements in IAS 39 for derecognition of financial assets and financial liabilities.

We are in the process of making an assessment of the potential impact of these new and amended accounting pronouncements and, to date, we do not expect the application of these new and amended accounting pronouncements will have a material impact on our results or financial position.

INDUSTRY

We operate in the forest seedling industry and we plan to provide bamboo-willow seedlings to forest tree plantation companies, seedling growers, manufacturers of paper pulp products and dealer agents. We believe these industries in China are highly fragmented and competitive with a large number of participants including individual farmers and small private forest companies.

We are in the initial stages of developing our business. As of the date of this prospectus, we have identified bamboo-willow seedlings as the primary plant that we will grow for our business.  Since November 2010, we have started propagation of bamboo-willow seedlings. We had planted 10,000 bamboo-willows as super mother bamboo-willow saplings by mid-March 2011. We expect that our super mother bamboo-willow saplings will produce up to 3,200,000 seedlings at the end of 2011.

Our business is dependent on the successful application of bamboo-willow as wood pulp and the successful application and commercialization of TFPPT in our business. We expect to compete primarily with private seedling and plantation growers and manufacturers of paper pulp products.

Bamboo-willow as Wood Pulp in Papermaking

According to a 2008 report entitled “Analysis on China’s Paper Manufacturing Industry” published in China Industry Reports, in China, straw pulp has historically been used for papermaking due to its low production costs and China’s concern over forest conservation.  Globally, manufacturers generally use wood pulp for paper production.  Typical straw pulp papermaking factories are limited in scale as compared to wood pulp paper making factories.  According to the same 2008 report, in 2008, the largest production capacity of a straw pulp papermaking factory in China was about 100,000 tons per year and the average capacity of these factories was between 10,000 and 30,000 tons per year.  This is so primarily because of the seasonality of straw production, which is harvested only in one season.  Thus, straw pulp paper manufacturers must forecast their annual straw consumption accurately and purchase sufficient straw for their annual consumption within a short period.  The raw material needs a large stack space for storage and is easily damaged by rainfall and contact with sunshine.  Because straw is easily damaged and the storage of straw requires careful handling, the transportation radius of straw is generally smaller than that of timber.  This, in turn, requires papermaking factories to be built near the source, thus constricting the supply of raw materials and production capacity.  Additionally, we believe that technologies and equipment used in straw pulp papermaking are far less advanced than those used in wood pulp paper making.  We believe that there is generally a close relationship between the level of environmental pollution and the scale of a papermaking operation.  Recently, pollution problems from the straw pulp papermaking industry have been exacerbated due to the increasing usage of chemicals during the production process.  Using wood pulp for production is more environmentally friendly than straw pulp as fewer chemical materials are used in the wood pulp production process.

According to a 2010 SWS Research report published by SWS Research, in China, the forest land available per citizen is less than 1/4 of the world average. In developing countries, the income of farmers could be increased by investing in the forestry industry. In many developed countries, papermaking is regarded as a sustainable industry and a substantial part of the national economy.  The Chinese government has been promoting development of a domestic wood pulp industry, with upstream supply of fiber cultivated by plantation and downstream paper production.  The government has been providing various economic incentives such as loans with discounted interest and government subsidies to encourage the development of a domestic wood pulp industry.

We believe that, based on China’s macroeconomic outlook and other drivers for wood-consuming industries, the significant supply and demand imbalance will likely persist in China for the foreseeable future and the domestic pulp price will grow at a minimum of 5% per year.  Moreover, with lower production from state-owned forests, the PRC government relies increasingly on the private sector to develop fast growth high yield (FGHY) tree species based on a research report entitled “China Forestry Industry – Seeing the forest for the trees,” published by Deutsche Bank in July 2007.

We believe the forest seedlings industry in China is highly fragmented and competitive with a large number of participants, including individual farmers and small private forest companies. We do not expect to compete with any state-owned agriculture companies.  We may face intense competition from other companies that provide seedlings, wood pulp products, substitute wood pulp products and other alternative materials used in the paper making industry in China.  Many of these firms are well-established and possess technical and financial resources far greater than we do.

BUSINESS

Overview

We are in the initial stages of developing a business in the forest seedling industry. Our main business is the mass propagation and sale of bamboo-willow seedlings and our secondary business is the sale of bamboo-willows as wood pulp generated from our trial bamboo-willow tree plantation business.  We have developed a three-year plan of operations to develop our bamboo-willow seedling cultivation base and we expect to start generating revenue in the first quarter of 2012.  However, there is no guarantee that we will generate any revenues.

Bamboo-willow is a type of Salicaceae plant and is a hybrid of Chimonobambusa Marmorea, Chosenia Arbutifria and Salix Linearistipularis. Its natural characteristics include fast growth, high cultivation density and strong resistance to diseases.  It is also highly adaptable to a wide range of climatic and soil conditions. Bamboo-willow is expected to have an economic life of 13 years. Based on studies of the wood density, natural lightness, chemical constitution and fiber quality of bamboo-willow conducted by China National Pulp & Paper Research Institute, Beijing in 2009, it also can be used as a fast growing pulp material for papermaking.

We are also developing a business model focusing on the application and commercialization of TFPPT.  TFPPT is an emerging technology for rapid, uniform and mass propagation and growth of high-quality seedlings and plantlets.  We believe the successful application of TFPPT can provide us with significant competitive advantages in our business of mass propagation of bamboo-willow seedlings.

Since November 2010, we have been planning for the development of our business.  We had planted 10,000 bamboo-willow super mother saplings for our seedling propagation operation by mid-March 2011. Propagation of bamboo-willow is done by stem cutting and transplanting the stems to soil. On average, we cut 18 seedlings every 20 days from each super mother sapling tree. Super mother sapling trees are 1.5 meter bamboo-willow trees.  They are the sources for our seedling propagation through a cutting method. Therefore, we expect 3,200,000 seedlings each year can be cut from our existing super mother saplings.  We have been building our initial base site in Xiamen since September 2010 and finished the infrastructure construction at the end of August 2011. We started our bamboo-willow seedlings propagation in November 2010 and intend to start our bamboo-willow tree plantation in September 2011. We expect to generate our initial revenue from the sale of bamboo-willow seedlings beginning in the first quarter of 2012.  However, there is no guarantee that we will generate any revenues.  Beginning with the third quarter of 2012, we expect a secondary source of revenue to come from the sale of young bamboo-willow (two to three years old) for wood pulp in papermaking.  As of the date of this prospectus, we have not yet generated any operating revenue.  The loss attributable to our equity shareholders for the year ended December 31, 2010 was $144,644 and our accumulated losses as of December 31, 2010 were $153,010.  We anticipate that our initial markets will be in the PRC.

Our business of mass propagation of bamboo-willow is substantially dependent on our ability to protect and commercialize TFPPT.  TFPPT has three components: (i) a probiotics-based organic fertilizer formulated and processed using certain proprietary technology; (ii) an aeroponics cultivation system using a process of growing plants suspended in a closed and semi-closed misty environment by spraying the plants’ dangling roots, lower stems and leaves with an atomized, nutrient-rich water solution without the use of soil or an aggregate medium; and (iii) a stereoscopic cultivation method using a 3-dimensional system that suspends roots of plants in a closed trellis where they are sprayed with an atomized nutrient-rich solution at regular intervals, which enhances output per square meter of land per year.  In our business of cultivating bamboo-willows, it is only necessary to apply two of the TFPPT components, the probiotics-based organic fertilizer and the aeroponics cultivation system, at and throughout the 20-day nursery stage. As bamboo-willows collected by stem cutting from the super mother sapling trees do not have roots and must be stabilized with a small amount of planting soil (or distilled sand) for the probiotics-based fertilizer mist to be sprayed on the stems and leaves in an aeroponics system, the stereoscopic cultivation method is not used in our aeroponics cultivation technology for bamboo-willow seedlings.

The application for an invention patent for “Aeroponics Cultivation System” was granted by the State Intellectual Property Office of the PRC on March 7, 2011, and the application for a utility model for “Aeroponics System and Method” is in the process of review by the State Intellectual Property Office of the PRC.  Mr. Chang has not applied for intellectual property rights with respect to TFPPT in any other jurisdictions.

Our Competitive Strengths

We believe that the following strengths give us a competitive advantage:

•
Our intellectual property rights to TFPPT. TFPPT is applied to plants at their nursery stage which creates favorable growing conditions for plants that are superior to natural conditions. Our management believes that, as compared to other aeroponics cultivation and stereoscopic trellising cultivation technologies, the combined effects of our TFPPT with the extra component of our proprietary probiotics-based organic fertilizer would provide competitive advantages in our business of mass propagation of bamboo-willow seedlings and secondarily production of young bamboo-willows for the paper pulp industry.

•
Our shorter cultivating cycle, which increases production yield within a given cultivation period. Based on data gathered from our bamboo-willow cultivating experiment at our Xiamen site, the application of our aeroponics system and probiotics-based organic fertilizer mist in the 20-day nursery stage of cultivation of bamboo-willow seedlings has stimulated the growth of bamboo-willow better than regular chemical fertilizer and provides a closed-loop environment which optimizes the conditions necessary for the better performance of bamboo-willow cultivation in a shorter period of time.  In our study, bamboo-willows fertilized with our probiotics-based organic fertilizer generated a height approximately 1.5 times that of bamboo-willows using regular chemical fertilizer. Therefore, we expect that the application of TFPPT in our mass bamboo-willow seedling propagation operation would result in a shorter cultivating cycle which leads to higher production yield within a given cultivation period.

•
Minimized seasonality of seedling growth. In applying TFPPT to our bamboo-willow seedlings at their nursery stage in a closed-loop environment, we control and regulate various conditions such as light, temperature, water, humidity and nutrition to keep them constant and at the optimal level for the best performance of bamboo-willows. Such control minimizes the effect of seasonality and other natural conditions that would ordinarily affect cultivating activities carried out in a natural environment.

•
Our balanced management and external consultancy team with expertise from a variety of professional areas. Mr. Chang started as a mechanical engineer and has over 30 years of experience in strategizing operational plans and implementing aeroponics cultivation systems. In addition, we receive advice from our external consultant, Mr. Dominick Mark, who has over 30 years of experience in international professional accounting and auditing services. He is a corporate finance strategist, specializing in business development.

Our Strategy

Our overall strategy is to capitalize on our competitive strengths based on our ability to utilize TFPPT to grow and expand our forest seedling business and eventually to benefit from the anticipated increase in demand for wood pulp products in China.  We plan to implement the following elements of our strategy:

•
Focus on the application and commercialization of TFPPT.   Our business is dependent upon the successful application and commercialization of TFPPT to our cultivation of bamboo-willow seedlings. Mr. Chang conducted a six-month bamboo-willow tree plantation experiment using TFPPT in Xiamen since April 2010 and since November 2010, and we have propagated bamboo-willow seedlings. Our plan is to apply our TFPPT in a mass bamboo-willow seedling propagation operation, which we expect to result in a shorter cultivating cycle leading to higher production yield within a given cultivation period and better growing potential as compared to cultivation using regular propagation technology and chemical fertilizer.

•
Focus on research and development and expand the application of TFPPT.   Upon successful application and commercialization of TFPPT on bamboo-willows, we plan to further develop our advanced cultivation formula and identify other high-value seedlings and plantlets for mass cultivation and propagation in response to changing market trends and demands. We will focus our research and development efforts on the suitable and efficient application of TFPPT on each of these plants to achieve the maximum cultivation results, economic efficiency and high organic quality. Additionally, we plan to direct our research and development efforts to improve the performance and suitability of our probiotics-based organic fertilizer in our forest seedling business.

•
Expand application and commercialization of TFPPT through technology transfer.  Upon successful application and commercialization of TFPPT on bamboo-willow seedlings, we plan to further leverage our intellectual property rights to TFPPT through technology sublicensing.  Leveraging TFPPT by way of sublicensing would allow us to further commercialize TFPPT with less capital investment and generate additional revenues.

Our Technology

Our business is based on the sucessful application and commericialization of TFPPT.  The application for an invention patent for “Aeroponics Cultivation System” was granted by the State Intellectual Property Office of the PRC on March 7, 2011, and the application for a utility model for “Aeroponics System and Method” is in the process of review by the State Intellectual Property Office of the PRC.  Mr. Chang has not applied for intellectual property rights with respect to TFPPT in any other jurisdictions.

TFPPT is an emerging technology that can be used to optimize the growth conditions critical for cultivation and propagation of seedlings, plantlets, plants and transplants to achieve fast, pathogen-free and uniform growth. TFPPT regulates and controls plant growing conditions such as the level of nutrition, temperature, humidity and light intensity to accelerate the growth of plants. We believe that it permits better water, nutrient and oxygen absorption in plants by maintaining the optimum size of the droplets within the system to achieve faster growth as well as higher yields as compared to many traditional methods of plant production. TFPPT provides the seedlings with an enclosed and disease-free environment because it keeps seedlings physically separated from one another and each spray pulse is sterile.

TFPPT includes three key components: (1) probiotics-based organic fertilizer; (2) aeroponics cultivation system; and (3) stereoscopic trellising cultivation method.

(1)	Probiotics-based Organic Fertilizer

Organic fertilizers, such as manure, slurry, peat, seaweed and straw, are naturally occurring. Processed organic fertilizers include compost, blood meal, bone meal, humic acid, amino acids, and seaweed extracts. TFPPT’s organic fertilizer includes probiotics, which help control diseases effectively in the soil by decomposing calcium phosphate and potassium, and toxic substances and heavy metals in the soil. In addition, probiotics provide essential elements for development and strengthening of plants’ rooting systems.

Our probiotics-based organic fertilizer is based on animal manure, milk and some marine organisms such as media, which is subject to a fermentation process. Even though the ingredients used in our probiotics-based organic fertilizer are commonly available, the formula and process of making our probiotics-based organic fertilizer are proprietary.  It is a unique blend of different probiotics which contains no harmful chemicals. The way the ingredients interact with each other produces a synergistic effect that promotes vegetative reproduction. Our probiotics-based organic fertilizer is capable of modifying and activating soil and effectively degrading soil pollution. Moreover, it promotes better growth and higher resistance to pests and diseases by enhancing development and strengthening the rooting systems of plants. The use of probiotics-based organic fertilizer enhances plant cultivation and improves soil composition and fertility and use of chemical fertilizers and pesticides can be reduced significantly.
Successful production of plants involves optimizing soil fertility, which is dependent on a series of complex interactions of the numerous components of the soil in various physical, chemical and biological processes and phenomena. Deriving agronomic benefits from the application of compost-based fertilizers to croplands requires a compost product that interacts beneficially with all such physical, chemical and biological processes and phenomena that occur in the soil. Factors influencing soil fertility include soil pH, the form of resident nutrients, temperature, moisture content, atmosphere and microbial populations that are present in the soil. Plants need nitrogen, phosphorus and potassium, as well as micronutrients and symbiotic relationships with fungi and other organisms to flourish. However, getting enough nitrogen at the right time is a significant challenge for organic farming. Incorporation of compost, such as our probiotics-based organic fertilizer, into the soil can improve all these factors. The probiotics-based organic fertilizer helps to provide nitrogen through legumes which draw nitrogen from the atmosphere through symbiosis with the bacteria Rhizobia. Through the use of probiotics-based organic fertilizer and legumes, organic farming can become more effective and generate healthier yields.

We believe our probiotics-based organic fertilizer provides the following advantages in our plant cultivation:

•
Soil fertilization  Beneficial bacteria and derivatives in the probiotics-based organic fertilizer accelerate the transformation of nutrients that nourish the soil and provide the plant with assimilable substances.  The usage of probiotics-based organic fertilizer results in multiplication of the number of microorganisms in the soil that improves soil fertility.

•
Anti-salinization  The halotolerant and halophilic strains contained in the bacteria in the probiotics-based organic fertilizer can deactivate bases in the soil, remove base-related obstacles and alleviate salinity by regulating soil pH levels.

•
Anti-pathogen  There are a large number of resting spores of beneficial organisms in the probiotics-based organic fertilizer. When our fertilizer is applied to a plant after being diluted with water, reproduction of the beneficial organisms makes it difficult for pathogens to breed and adhere to the plant, or to transmit diseases to the plant. The algae extracts contained in the probiotics-based organic fertilizer inhibit diseases caused by some bacteria like fusaria.

•
Nitrogen fixation  The probiotics-based organic fertilizer contains diazotrophs that make it possible for nitrogen gas in the atmosphere to be converted into substances that plants can assimilate. The assimilated nitrogen can then be used by plants to synthesize fatty acids.

•
Phosphoric acid and release of potassium  One of the roles of effective organism (EM) fertilizers is to release phosphoric acid, thereby converting phosphates confined in the soil into water-soluble phosphates. The probiotics-based organic fertilizer is also capable of effectively releasing some elements which tend to form water-insoluble salts, such as potassium, calcium, iron and magnesium.

•	High efficacy Use of the probiotics-based organic fertilizer helps to speed up the growth of plants by promoting root development and photosynthesis.

(2)	Aeroponics Cultivation System

Our aeroponics cultivation system is the process of growing plants in air or in a misty environment without the use of soil or an aggregate medium (known as geoponics). Unlike hydroponics, which uses water as the growing medium, and uses essential minerals to sustain plant growth, aeroponics does not need a growing medium. The basic method of aeroponics cultivation is to grow plants suspended in a closed or semi-closed environment by spraying the plants’ dangling roots, lower stems and leaves with an atomized, nutrient-rich water solution. The nutrient/mist is delivered via a spray that pulses an atomized nutrient-rich solution at specific intervals for a specific duration to the plant. Plants are supported in individual plant support structures, allowing them to grow and supported by very little sand in the case of nursery for bamboo-willows or without soil or aggregate media in general. Monomial contact between a plant and the support structure allows for the entire plant to be in the air. Physical contact is minimized so that it does not hinder natural growth and root expansion, or access to pure water, air exchange and disease-free conditions.

The Aeroponics cultivation system requires a set of equipment including sprayers, misters, foggers, and other devices to create an atomized nutrient-rich solution that permits plant roots to better absorb nutrients and oxygen. TFPPT uses a custom hydraulic cylinder to regulate the system, which is fully automated, and operates with high accuracy and reliability. It can effectively convert solution into droplets, each with an ideal size for better absorption of nutrients and oxygen by the plants.

High-pressure aeroponics techniques, where the mist is generated by high-pressure pumps, are typically used in cultivation of high value crops and plant specimens that can offset the higher setup costs associated with this method of horticulture. High-pressure aeroponics systems include technologies for air and water purification, nutrient sterilization, low-mass polymers and pressurized nutrient delivery. The biological system matrix includes enhancements for extended plant life and crop maturation. Biological subsystems and hardware components include effluent control systems, disease prevention, pathogen resistance features, precision timing equipment, nutrient solution pressurization system, heating and cooling sensors, thermal controls for solutions, fail-safe sensors and protection, features for low maintenance and for reducing labor deployment, and ergonomic and long-term reliability features. Advanced commercial systems include data gathering, monitoring and analytical feedback to various subsystems.

The chart below provides an illustration of our aeroponics cultivation system:

The aeroponics cultivation system sprays our atomized, nutrient-rich probiotics-based organic fertilizer and water onto lower stems, leaves or dangling roots of seedlings (either intermittently or continuously, regulated by a hydraulic cylinder), where water droplet size is crucial for sustaining aeroponic growth. If the droplet size is too large, less oxygen can be delivered to the stem, leaf or root system; if it is too small, such as droplets produced by ultrasonic mister, this leads to excessive stem, leaf or root hair growth at the expense of lateral root system growth. The optimum size of the droplets is maintained within the system for maximum efficiency. The optimal size results in an appropriate nutrient content uptake by plants, which boosts their growth. When compared to other aeroponics systems, we believe that our TFPPT approach delivers more oxygen to plant stems, leaves or roots through increased aeration of nutrient solutions, which will stimulate growth. We believe that these conditions allow better plant nutrition assimilation in a more balanced way, resulting in faster growth of cultivated plants. We believe that our aeroponics cultivation system provides the following advantages in our seedling cultivation:

•
Less Water and Nutrient Consumption  The aeroponics cultivation system works in a closed loop environment that permits the atomized nutrient-rich solution to recirculate in a closed system. The closed-loop system minimizes evaporative loss of water, ensuring that all nutrient droplets will be completely absorbed by plants. Water consumption of an aeroponic system is less than that required for a normal greenhouse. In addition, the closed-loop feature of the aeroponics cultivation system allows all the atomized solution to be absorbed by the plants.

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Yields Independent of Seasonal Adversities  The aeroponics cultivation system is sheltered within a machine room. It produces an atomized nutrient-rich solution and is transferred from the system to greenhouses through underground pipes. Since the whole structure is in a closed, hermetically sealed environment, yields are not affected by weather or other seasonal adversities. Further, as TFPPT optimizes the growing conditions for the plants within the greenhouse, it ensures high cultivation yields. This feature of TFPPT allows a year-round production cycle and ensures constant market supply of plants with greater price stability.

•
Higher Organic Qualities of Products  The aeroponics cultivation system is a closed-loop cultivation system where every component in the closed-loop system is sterilized, including plants. This helps to prevent pathogen, and eliminates the need for pesticides. The 3-dimensional A-frame is designed to reduce plant-to-plant contact by hang plants up in the air. This allows the plants to grow without media, such as soil, resulting in less disease transmission. Any infected plant can be removed individually and immediately. The pesticide-free Aeroponics cultivation results in higher organic qualities of products.

•
Automated Process Produces Consistent Results and Reduces Costs  The aeroponics cultivation system uses a custom hydraulic cylinder to regulate the system. This fully automated, closed-loop system can produce consistent results based on pre-determined conditions with minimal attention and maintenance. The system effectively converts solution into droplets with a pre-determined optimal size. The automated process reduces operational and maintenance costs.

(3) Stereoscopic Trellis Cultivation Method

Our stereoscopic trellis cultivation method uses a 3-dimensional system that increases the output per square foot of land per year.  It combines many mist propagation benches with an A-frame designed bench which triples the capacity for commercial propagation and germination without sacrificing additional floor space. This method is not used in our mass propagation of bamboo-willow seedlings.

Roots are suspended in the closed trellis where they are sprayed with an atomized nutrient-rich solution at regular intervals. The humidity in this trellis remains close to 100 percent which allows the roots to hang in the chamber without drying out. Most often, the plants are placed in net pots that contain a small amount of growing medium.

The stereoscopic trellis does not allow plant-to-plant contact. Because this system does not use any growing medium (besides the small amount in the net pot used for stabilization), this soilless growing eliminates transmission of disease through a growth media. Any infected plant can be removed to prevent spread of the pest. This disease-inhibiting environment promotes plant growth in higher densities compared to traditional forms of cultivation such as the hydroponics, soil and nutrient film technique (a hydroponic technique whereby a shallow stream of water containing the entire dissolved nutrient required for plant growth is recirculated past the bare roots of plants in a watertight gully).

Intellectual Property

Our business is substantially dependent on our ability to apply and commercialize TFPPT, which is an emerging technology for agricultural and botanical cultivation, and can be used to optimize the growth conditions critical for cultivation and propagation of high-quality seeds, seedlings, plantlets, plants and transplants to achieve fast, pathogen-free and uniform growth. The application for an invention patent for “Aeroponics Cultivation System” was granted by the State Intellectual Property Office of the PRC on March 7, 2011, and the application for a utility model for “Aeroponics System and Method” is in the process of review by the State Intellectual Property Office of the PRC.  Mr. Chang has not applied for intellectual property rights with respect to TFPPT in any other jurisdictions.

In July 2010, Ms. Tsai entered into the Taiwan Fast Plant Propagation Technology Exclusive License Agreement, or TFPPT License Agreement, with Mr. Chang. Pursuant to the TFPPT License Agreement, Mr. Chang granted a worldwide exclusive license to Ms. Tsai with respect to all intellectual property rights in and to TFPPT for a period of 30 years commencing July 1, 2010.  Such intellectual property rights include worldwide copyright, design rights, know-how, confidential information, trade secret and any other similar rights related to TFPPT and its components, including applications of any of the foregoing. Mr. Chang further granted Ms. Tsai the exclusive right, for 30 years commencing on July 1, 2010, to use TFPPT and all related proprietary rights including all related applications of the technology and its enhancements created in the past, present and in the future, owned and continually developed and enhanced by Mr. Chang and his affiliates.  Pursuant to the TFPPT License Agreement, Ms. Tsai agreed to pay to Mr. Chang a non-refundable license fee of approximately $128 and a royalty fee, payable quarterly, equal to 6% of the income received by Ms. Tsai and her sub-licensees from the use and application of the patentable technology related to TFPPT.  On July 20, 2010, pursuant to an assignment agreement with Ms. Tsai, we obtained all Ms. Tsai’s rights, title and interests in and to the patentable technology related to TFPPT granted to her by Mr. Chang under TFPPT License Agreement. Dragon Bright HK agreed to directly pay Mr. Chang, commencing December 31, 2010 and at the end of every quarter thereafter, as a royalty fee, an amount equal to 6% of the income received by Dragon Bright HK, its subsidiaries and its sub-licensees from the use and application of TFPPT for the period December 31, 2010 to June 30, 2040.

Pursuant to a technology assignment agreement dated as of January 7, 2011, by and between Mr. Chang and Ms. Tsai, Mr. Chang assigned and transferred to Ms. Tsai all his rights, title and interest in and to the technological process related to the formulation of the probiotics-based organic fertilizer. On January 10, 2011, Ms. Tsai further assigned and transferred all of the foregoing rights, title and interest to us pursuant to an assignment agreement.

The Aeroponics cultivation system is one of the three key components and the patentable technology of TFPPT.  The application for an invention patent for “Aeroponics Cultivation System” was granted by the State Intellectual Property Office of the PRC on March 7, 2011, and the application for a utility model for “Aeroponics System and Method” is in the process of review by the State Intellectual Property Office of the PRC.  Mr. Chang has not applied for intellectual property rights with respect to TFPPT in any other jurisdictions.

Our Products and Business Segments

We are in the initial stages of developing our business using TFPPT and plan to operate in the forest seedling industry and, secondarily, the paper pulp industry. We have identified bamboo-willow as the primary plant that we will grow for our business because we believe young bamboo-willows can be used to produce wood pulp in papermaking.

We expect to have two businesses as follows:

•	mass propagation of bamboo-willow seedlings and plantlets for sale to seedling growers and forest tree planters and secondarily for our tree plantation projects; and

•	bamboo-willow tree plantation to produce young bamboo-willow trees for sale as wood pulp for paper making.

We plan to commence our business in stages.  We expect that our mass propagation of bamboo-willow seedlings and plantlets will be our primary business at least for the first three years of our operation.  During these three years, we plan to secure various sites for our production, complete the building of infrastructure at these sites, cultivate bamboo-willow seedlings from super mother bamboo-willow saplings to commence and expand our mass propagation operation, and in the fourth quarter of 2011, commence a small scale of 1,000 mu of bamboo-willow tree plantation operation. We plan to build one bamboo-willow seedling cultivation infrastructure every six months, starting from the first quarter of 2011, and expect to build a total of 6 infrastructures during the first three years of operation. Future construction of greenhouses in these infrastructures will be solely for bamboo-willow seedling propagation.

As of the date of this prospectus, we have not yet generated any operating revenue.  We expect to generate our initial revenue from the sale of bamboo-willow seedlings beginning from the first quarter of 2012, and from the sale of young bamboo-willows (two to three years old) for wood pulp in papermaking beginning in approximately 2013.  However, there is no guarantee that we will generate any revenues.

Since November 2010, we have started propagation of bamboo-willow seedlings. We had planted 10,000 super mother bamboo-willow saplings by mid-March 2011. From our super mother bamboo-willow saplings, we expect to propagate 3,200,000 seedlings at the end of 2011.

Mass propagation of bamboo-willow seedlings and plantlets

We purchase bamboo-willow saplings from the market as super mother bamboo-willows to cut seedlings for propagation in our business.  Propagation of bamboo-willow is done by stem cutting and transplanting to soil. It takes approximately 100 days in three stages in the propagation process as described below.

(i)           Super mother sapling supply zone – 20 days

We purchase 1.2 meter-height bamboo-willow saplings to be used as super mother bamboo-willows and plant them in a designated zone known as a “super mother bamboo-willow seedling supply zone.”  Bamboo-willow used as super mother for seedlings propagation can be planted at a density of up to 10,000 pieces per mu (or 0.067 acre). On average, we can cut 18 seedlings every 20 days from each super mother sapling. When seedlings have grown and are ready to be transplanted, they are collected from the super mother bamboo-willow sapling supply zone and transplanted to a designated zone known as a “nursery zone.”

(ii)           Nursery  Zone – 20 days

In the nursery zone, bamboo-willow seedlings are cultivated in an enclosed greenhouse environment applying our probiotics-based organic fertilizer and aeroponics cultivation system for 20 days. We provide bamboo-willow stem cuttings that can quickly take root once planted in the sand and also reduce the cost of transportation. The stems are the specialized cuttings derived from mother saplings and are easy to propagate – a cutting taken out from the plant and simply pushed into the aeroponic system will take root.

The bamboo-willow stems are planted in distilled sand floor inside a completely enclosed greenhouse, rather than using the stereoscopic trellis cultivation method. An atomized, nutrient-rich solution that is made from the probiotics-based organic fertilizer is sprayed on the plants. Growing them inside an enclosed greenhouse will ensure the nutrient absorption efficiency of the stems. Under such conditions, the seedlings are completely exposed to nutrients, water and carbon dioxide, the key components for the plants to grow. The stems will quickly take root once they are planted on the sand. Since the growing materials are atomized and completely diffused inside a closed environment, they can be easily absorbed by the stems, leaves or roots, further enhancing the growth of the plant.  Distilled sands are used, instead of soil, because of the silica structure; toxins can be easily distilled by our microbe solution. This ensures that the growing environment for the seedlings is disease-free, which results in a higher survival rate for the seedlings. Different devices are installed inside the greenhouse to maintain the internal temperature and humidity giving the optimized conditions for growing.

(iii)           Acclimatization Zone – 60 days

Post-nursery, seedlings are transferred to the acclimatization zone, which is an open area. In this area, the seedlings are planted into the soil directly. Seedlings require extra strength to adapt to the external environment before actual plantation. As the acclimatization zone is in an open area, we cannot apply the Aeroponics cultivation system. However, we continue to apply our probiotics-based organic fertilizer. At this stage, the roots mature to help absorption of nutrients and water from the soil. Acclimatization of seedlings aims to provide seedlings adjustment to changes in environment. This process is called hardening, which involves changes such as lowering the water content and increasing the sugar content of the plant. The whole acclimatization process takes about 60 days and, at the end, the seedlings are usually around 60 cm long. The bamboo-willow seedlings are expected to have adjusted to the external environment by that time and will be ready to be transported to the designated plantation sites or for sale.

Bamboo-willow tree plantation

After acclimatization, seedlings will be either transplanted into the soil or sold to seedling growers and forest tree planters.

One of the key components to the successful application of TFPPT in bamboo-willow tree plantations is forest management. Our forest management plan will be based on the following specific guidelines for the establishment and sustainable management of forest tree plantations.

(i)	Choice of Plantation Sites

We will first select sites based on the relevant environmental impact assessment, the economic features of the site, logistics and the local environment.

(ii)	Site Protection

Sufficiently broad and completely protected buffer strips along stream banks and adjacent riparian areas will be kept under special management to reduce environmental problems.

(iii)	Site Preparation

We will closely monitor site preparation to avoid serious environmental damage through soil compaction, erosion and loss of top soil nutrients. Proper site preparation enhances the early growth and development of tree species through improvement of the soil’s physical conditions and reduction in competition from other vegetation during the establishment phase.

(iv)	Fertilization

When necessary, especially in the case of degraded land, we plan to apply nutrient supplements such as our probiotics-based organic fertilizer to improve soil fertility to enhance the survival and growth rates of trees.

(v)	Tending and Weed Control

We plan to develop effective tending and weed control based on the dynamic competition between tree species and other vegetation, not only during the establishment phase but also later in the rotation to facilitate access for fire control, harvesting and other management activities.

(vi)	Thinning and Pruning

Thinning and pruning of tree plantations significantly affect the end use and profitability of products. Timely pruning and thinning are important in reducing costs and achieving maximum yield.

(vii)	Pest Control and Disease Management

Pest and disease outbreaks can occur at any stage of plantation development. We plan to design preventive, control and contingency strategies and develop practices to minimize outbreaks and to effectively handle the aftermath of outbreaks.

(viii)	Fire Control

Fire can be a serious threat to productivity, ecological stability, quality of planted forests, and their growing stock. We plan to design preventive control and contingency strategies and plans for fire management to minimize and control instances of fire.

(ix)	Monitoring

Suitable systems for growth and yield prediction by means of simulation will be applied, allowing forest managers to respond to changing community and market demands in a manner consistent with the overall objective of sustainable production.

Research and Development

We believe that our core competitive advantage lies in our rights to utilize TFPPT and its successful application and commercialization in our mass propagation of bamboo-willow seedlings and, secondarily, to grow bamboo-willows for the paper pulp industry.  We expect that successful application of TFPPT in our business of mass propagation of bamboo-willow seedlings will reduce their cultivating cycle, which may enhance the production yield of bamboo-willow seedlings in a given period of time.  Therefore, strong research and development capabilities are critical to the success of our business and we plan to spend approximately $152,000 annually for our research and development projects in the next few years.

Our research and development efforts will initially focus on providing technical support for the sustainable growth of our bamboo-willow seedlings operation and further improving our technologies.  Specifically, we plan to further refine the specifications and cultivating formula in the application of TFPPT.  We also plan to improve our probiotics-based organic fertilizer with the aims of enhancing the quality of bamboo-willow timber, increasing the harvest yields and reducing our cultivation costs.  In addition, we will also emphasize continued efforts in searching for and cultivating various other plants with higher economic value suitable for our business model.

In addition to building strong internal research and development capabilities, we also plan to work with outside research entities when appropriate. We plan to license the technologies and advanced methods resulting from our research and development efforts to generate additional revenues. Currently, we have reserved three greenhouses for research and development activities.

The following chart shows the expected activities of our research and development greenhouses:

Raw Materials

The primary raw materials for our bamboo-willow seedling operation are bamboo-willow super mother saplings, and the various ingredients used in making our probiotics-based organic fertilizer. Each bamboo-willow super mother sapling has a life expectancy of three years.  We expect to replace our current super mother saplings in April 2013. Bamboo-willow saplings are readily available in China and we do not anticipate a shortage of bamboo-willow saplings in the forseable furture.

Our probiotics-based organic fertilizer uses commonly available ingredients, except that there may be a limited number of suppliers of certain key components of the fertilizer, such as microorganisms.  Our current provider of microorganisms is Yue Nong Seedling & Flowers Company Limited, for which Mr. Chang, one of our shareholders and the inventor of TFPPT, serves as the sole agent for sale of our products in China. We expect most of the raw materials for our seedling propagation operation to be easily available in the market and we do not expect to rely on any one supplier to supply our raw materials.

Our Customers

We seek to build a long-term relationship with a range of customers, specifically targeting domestic seedling growers and planters, wood pulp dealers and papermaking factories.  With the surging demand for wood pulp for papermaking in China, we believe that our products will have a significant market.

For our bamboo-willow seedlings mass propagation business, we expect to sell most of our bamboo-willow seedlings to seedling growers and forest tree planters.  We intend to use the rest of the seedlings for our own small-scale tree plantation.

For our small-scale bamboo-willow tree plantation business, we expect to focus on the wood pulp supply market and have been developing relationships with various wood pulp dealers in China.

Properties

Both of our bamboo-willow seedling cultivation and tree plantation sites are located at Tianzhu Mountain in Xiamen, which is about 30 minutes drive from the Xiamen Airport. The location of the site will allow us to deliver our products to anywhere in China within 40 hours. Xiamen is located in a subtropical zone with abundant rainfall, bright sunshine and a high level of groundwater. These climatic conditions are appropriate for the growth of bamboo-willow.

In May 2010, we entered into a co-operation agreement with Xiamen Tianzhu Industrial Development Company Limited, or Xiamen Tianzhu. Pursuant to the co-operation agreement, Xiamen Tianzhu is responsible for providing land for our use, and negotiating with local agencies regarding approval of business license. In addition, Xiamen Tianzhu is also responsible for building friendly relationship with local farmers and assisting us with relevant government procedures.  We are responsible for financing, infrastructure and the business operation.

Pursuant to the co-operation agreement, we are entitled to use a maximum of 100 mu (66,667 square meters) of agricultural land in Xiamen Tianzhu Mountain for our bamboo-willow seedling cultivation. We pay a fixed amount of RMB 1,000 per mu (667 square meters) per year based on the actual areas used every year for 20 years. We plan to divide this land into various functional zones such as parent saplings, offspring plantlet nursery, acclimatization of plantlets and engine room to support the aeroponic cultivation system. As of June 2011, ten greenhouses (one mu or 667 square meters per greenhouse), a machine room and an organic fertilizer production base had been built on this site. We have commenced operation in the bamboo-willow nursery zone and have started the research and development greenhouses planting other seedlings for potential test purposes in plantation racks.  We have invested approximately RMB 2.2 million to establish the infrastructure at this site.

We entered into a land-leasing framework agreement in December 2010 with each of Xi Dong Village and Xi Xi Village of Hu Yang Town, Yong Chun County, Quanzhou City respectively, to lease up to 1,300 mu (approximately 867,000 square meters) of farm land in Yongchun County, Quanzhou City, for our bamboo-willow tree plantation at the Tianzhu Mountain site at a price range between approximately $8 and approximately $32 per mu (667 square meters) per year for 30 years.  Pursuant to the two land-leasing framework agreements, we entered into eight land lease agreements with Xi Dong Village and Xi Xi Village in February 2011 to lease 961.9 mu of land in Yong Chun, Quanzhou, Fujian Province for propagation of additional bamboo-willow seedlings.  All of the eight land lease agreements have a term of 30 years at a price range between approximately $8 and approximately $55 per mu per year. As of April 30, 2011, we had spent approximately $20,862 in the land lease in Yong Chun.

Our principal executive offices are located at Room B, 19th Floor, Hillier Commercial Building, 89-91 Wing Lok Street, Hong Kong. We pay rent of approximately $1,480 per month, and the lease term is two years from November 23, 2010 to November 22, 2012. This office in Hong Kong was established as part of our efforts to foster and improve relationships with international investors on a continuous basis. As of December 31, 2010, we had spent approximately $7,415 on office fixed assets. In addition, since December 2010, we have also leased office facilities in Xiamen, China under a two-year operating lease expiring in December 2012 with monthly rental payments of approximately $665.

Environmental Matters

Our business operations are subject to a broad range of evolving environmental laws and regulations in China. We place strong emphasis on environmental protection in conducting our business. Compliance with these laws and related regulations is an ongoing process that is not expected to have a material effect on our capital expenditures, future earnings or competitive position. However, environmental concerns are inherent in most major agricultural operations, and there can be no assurance that future developments, such as increasingly strict environmental laws and enforcement policies thereunder, will not result in increased compliance costs. See “Risk Factors — Risks Related to Our Business — Our failure to comply with increasingly stringent environmental regulations and related litigation may result in significant penalties, damages and adverse publicity for our business.”

Sales, Marketing and Distribution

As both of our bamboo-willow seedlings and bamboo-willow wood pulp will be sold as commodities, we do not expect to engage in significant marketing and branding efforts. We plan to develop sales channels through certain B2B online platforms.

We plan to sell our products to forest tree plantation companies, seedlings growers, manufacturers of paper pulp producers and dealer agents.

Competition

We believe the forest seedlings industry in China is highly fragmented and competitive with a large number of participants, including individual farmers and small private forest companies. We do not expect to compete with any state-owned agriculture companies as no state-owned agriculture companies are engaged in our business.  We may face intense competition from other companies that provide seedlings, wood pulp products, substitute wood pulp products and other alternative materials used in the paper making industry in China.  Many of these firms are well-established and possess technical and financial resources far greater than we do.

We expect our competition to be primarily affected by our ability to apply, commercialize and customize our TFPPT, the length of our cultivation cycle, product quality, distribution capability and pricing. Our product can be considered a commodity; therefore, we expect our competition to be less affected by brand recognition and perception. The level of competition may affect our ability to control our prices, and subsequently our profit margins and results of operations.

We need to establish and further expand our production scale and enhance our product offerings in order to compete with our competitors successfully.

Insurance

We maintain insurance for workplace injuries in Hong Kong and we maintain insurance for workplace injuries, premises and certain vehicles in China. We do not have insurance coverage on our other assets (including biological assets), inventories, business, interruption of business or key employees. See “Risk Factors — Risks Related to Our Business — We have limited insurance coverage in China.”

Employees

As of December 31, 2010, we had a total of 37 employees, including 18 plantation workers and research and development employees as well as 19 management and administrative employees. For the year ended December 31, 2010, our staff costs were $32,181. We review our remuneration policies and packages on a regular basis and will make necessary adjustment commensurate with the pay level in the industry. In addition to basic salaries, employees may be offered discretionary bonuses and cash awards based on individual performance.

We provide systematic training to our employees. We invite industry experts and farm managers to give regular training to our technical personnel as well as orientation programs to our newly hired technical personnel. We provide our managerial personnel with extensive training on business management and industry technology by experts and scholars associated with research institutes.

We do not have collective bargaining agreements with our employees. We do not have labor unions. We consider our relations with our employees to be amicable.

Legal Proceedings

As of August 31, 2011, there were no material legal proceedings, regulatory inquiries or investigations pending or threatened against us.

REGULATIONS

Guidance of Foreign Investment Industries

Investment in the PRC conducted by foreign investors and foreign-owned enterprises is governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, the latest edition of which was amended and promulgated on October 31, 2007. The Catalogue divides industries into three basic categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically prohibited under other PRC regulations. Foreign-invested enterprises in encouraged industries are often permitted to establish wholly foreign-owned enterprises, while foreign-invested enterprises in the restricted category may only be permitted to set up equity or contractual joint ventures, in some cases with the Chinese partner required to be the majority shareholder. Restricted category projects are also subject to the approval of higher-level governmental agencies. Foreign investment is not allowed for the industries in the prohibited category. Our business falls within the production of forestry seedlings industry, which is categorized as an encouraged foreign investment industry.

Agriculture Law

The PRC Agriculture Law sets forth various principles and measures designed to ensure the steady development of China’s agricultural industry, which is broadly defined under the Agriculture Law to include forestry. These include registration or licensing requirements for the production or the use of agricultural production materials, such as farm chemicals, seeds and fertilizers, that may affect the health of human beings or animals.

PRC Seed Law

According to the Seed Law of the PRC, any companies engaged in the forestry seedlings industry must acquire a “tree seed production and management permit” before conducting business in the industry. The permit is normally issued by forestry administrative departments at the county level of the people's government of provinces, autonomous regions and municipalities. Fujian Qianlon is in the process of applying for a tree seed production and management permit, and we expect to receive such a permit before September 26, 2011.

If Fujian Qianlon fails to obtain the tree seed production and management permit by the time that it starts formal operation (i.e. the time that it begins selling seedlings to third parties and receives operating income), it will be ordered to stop the seedlings production, and the seedlings and its operating income will be confiscated. In addition, Fujian Qianlon may be subject to a fine not less than the amount of the operating income received and not more than three times the operating income received.

Land Use Rights

Collectively Owned Agricultural Land in Rural Areas

According to the PRC Law on Land Administration, all lands in the PRC are either state-owned or collectively owned. Generally, lands in the urban areas of a city or town are state-owned, whereas lands in the rural areas of a city or town and all rural lands are, unless otherwise specified by law, collectively owned. When required, the state has the right to reclaim the collectively owned lands in accordance with law if such reclamation is beneficial to the public. For individuals, businesses and other organizations granted with the land use rights of state-owned or collectively owned agricultural land, they are permitted to hold, lease and develop these lands.

Title Certificate of Collectively Owned Land

According to the PRC Law on Land Administration, land located within a village or rural collective economic organization is owned as a whole by the farmers of the village or rural collective organization collectively, except for those stipulated by laws as being owned by the State. The government at the county level must register and maintain a record of the collectively owned lands, and issue “collectively-owned land ownership certificates” for farmland or “forest title certificates” for forestlands to evidence and certify the ownership of the lands concerned. Lands collectively owned by rural residents are contracted to and operated by members of the respective village or rural collective economic organization for various uses such as plantation, forestry, livestock husbandry or fishery productions.

Rural Land Contracted Operation Rights

Under the Law of the People’s Republic of China on Land Contract in Rural Areas, or Land Contract Law, land in rural areas includes arable land, forestland and grasslands and other lands for agriculture use owned collectively by the farmers and by the State. The State applies the contractual management system in respect of lands in rural areas. These land contracts take the form of household contracts within the rural collective economic organization. Land that is not suitable for household contracts such as barren mountains, gullies, hills and beaches may be contracted in forms such as bid invitation, auction and public consultation. Anyone entering into a household contract must be a farmer household of the relevant rural collective economic organization. The term of the contracts is 30 years for arable land, 30 to 50 years for grassland, and 30 to 70 years for forestland.

A local villagers’ committee or rural collective economic organization is designated to operate and manage the rural land collectively owned by all the farmers within that village or rural collective economic organization. The local villagers’ committee or rural collective organization must enter into written contract with the farmer households granting the farmer households the right to operate the rural land. The contract becomes effective on the signing date and the farmer household is entitled, on the same date, to obtain the land contracted operation rights. Local governments at or above the county level issue to the farmer households the “land contracted operation right certificates” for farmland or the “forest title certificates” for forestland to evidence the rural land contracted operation right. The rural land contracted operation right obtained through the household contract may be transferred through subcontracts, leases, exchanges or other means as prescribed under PRC law, provided that certain approvals and procedures have been complied with. However, if the farmer households transfer or assign the rural land contracted operation right before obtaining the land contracted operation right certificates, other farmers of the village or rural collective economic organization have the right to claim the transfer or assignment invalid.

The farmer households who have obtained the rural land contracted operation have the right to decide whether to transfer or assign the rural land contracted operation right and the means of transfer or assignment. Under equal conditions, members of the same village or rural collective economic organization should enjoy preemptive rights. Such preemptive rights must be claimed within a reasonable period after the issuance of the written announcement of transfer or assignment, or in case of no written announcement, within two months after the land has been used by other persons or entities outside the local village or collective economic organization. The preemptive rights will not be supported by the court if not claimed within the stipulated time period. Where the rural land contracted operation right is transferred or assigned by way of subcontracts, leases, exchanges or other means, the parties must enter into a written contract and such transfer must be filed with the local villagers’ committee and government for registration.

Fujian Qianlon entered into farmland sub-contracting agreements with relevant local villagers’ committees for the lands leased in Yongchun, Quanzhou, and will enter into similar agreements with the relevant local villagers’ committees for our future leased lands.  Fujian Qianlon completed the government registration and filing process in July 2011.

Environmental Laws

According to the Environmental Protection Law of the PRC effective as of December 26, 1989, entities that cause environmental pollution and other public hazards must incorporate environmental protection into their plans and establish a responsibility system for environmental protection. These entities must adopt effective measures to prevent and control the pollution and harms caused to the environment by waste gas, waste water, waste residues, dust, malodorous gases, radioactive substances, noise, vibration and electromagnetic radiation generated in the course of production, construction or other activities. Under the PRC Environmental Impact Assessment Law, a company must complete an environmental impact assessment process with respect to its construction projects, subject to the approval by the local environmental administrative agencies.  We have not completed the environmental impact assessments as required by the PRC law for our production bases. Although we intend to complete these environmental impact assessments, a penalty may be imposed on us and our production may be suspended.

According to the Law of the PRC on Prevention and Control of Environmental Pollution by Noise effective as of March 1, 1997, new construction, expansion or reconstruction projects that discharge pollutants into air are subject to the state regulations on environmental protection of construction projects. Industrial enterprises that discharge noise during industrial production with fixed facilities must report to the local environmental protection department categories and quantities of their existing facilities for discharging noise, and the noise volume of noise discharged under their normal operating conditions as well as treating facilities against noise, and also submit to the same department technical information concerning prevention and control of noise pollution. Entities that discharge noise exceeding the relevant standards must pay a discharge fee pursuant to the regulations.

According to the Law of the PRC on Prevention and Control of Atmospheric Pollution effective as of September 1, 2000, new construction, expansion or reconstruction projects that discharge pollutants into air are subject to the state regulations on environmental protection of construction projects. Entities that discharge atmospheric pollutants must report to the local administrative department of environmental protection their existing discharge and treatment facilities for pollutants and the categories, quantities and concentrations of pollutants discharged under normal operating conditions and submit to the same department their technical information concerning prevention and control of atmospheric pollution. The PRC implements a system of collecting fees for discharging pollutants on the basis of the categories and quantities of the atmospheric pollutants discharged, and establishing reasonable standards for collecting fees according to the needs of strengthening prevention and control of atmospheric pollution and economic and technological conditions.

According to the Law of the PRC on Prevention and Control of Environmental Pollution by Solid Waste amended and effective as of April 1, 2005, producers, distributors, importers and users of a product are responsible for the prevention and control of the solid wastes that they generate or discharge.

According to the Law of the PRC on Prevention and Control of Water Pollution which was amended on February 28, 2008 and became effective on June 1, 2008, new construction, expansion and reconstruction projects and other installations on water that directly or indirectly discharge pollutants into the water shall be subject to the state regulations on environmental protection of construction projects. Enterprises and institutions that discharge pollutants directly or indirectly into water must report to and register with the local environmental protection department their existing facilities for discharging and treating pollutants, and the categories, quantities and concentrations of pollutants discharged under their normal operating conditions, and also submit to the same department technical information concerning prevention and control of water pollution. Enterprises and institutions that directly discharge pollutants into a water body must pay a pollutant discharge fee according to the category and quantity of the pollution and the collection standard of the pollutant discharge fee.

As advised by our PRC counsel, Fujian Fazheng League Law Firm, because Fujian Qianlon is in the early stage of its operation, it is currently not subject to the environmental regulations with respect to noises, air pollutants and solid wastes. Fujian Qianlon uses probiotic organic fertilizer in its production of seedlings, and the use of such fertilizer is subject to the local environmental agency’s test and assessment as to whether it has caused excessive water pollution.  Fujian Qianlon is undergoing such a test and assessment in Xiamen.  If we fail to pass the test and assessment, we will be required to remedy the water pollution caused by our use of the probiotic organic fertilizer.

Employment

According to the Employment Contract Law of the PRC effective as of January 1, 2008, employment contracts must be entered into if employment relationships are to be established between an employer and its employees. The employer cannot require the employees to work in excess of the time limit as permitted under the relevant employment laws and regulations and must pay to the employees wages which are no lower than local standards on minimum wages. The entity must establish and perfect its system for labor safety and sanitation, strictly abide by rules and standards on labor safety and sanitation, and educate employees in labor safety and sanitation in the PRC.

We have entered into written employment contracts with all of our employees.  As advised by Fujian Fazheng League Law Firm, we have complied with the PRC employment-related laws and regulations in all material respects.

Social Insurance Regulations

According to Interim Regulations concerning the Levy of Social Insurance effective as of January 22, 1999 and Interim Measures concerning the Management of the Registration of Social Insurance effective as of March 19, 1999, employers in the PRC must conduct the registration of social insurance with the competent authorities and make contributions to the basic pension insurance, basic medical insurance and unemployment insurance for their employees.

According to the Regulations on Occupational Injury Insurance effective as of January 1, 2004, employers in the PRC must pay the occupational injury insurance fees for their employees.

According to Interim Measures concerning the Maternity Insurance effective as of January 1, 1995, employers in the PRC must pay the maternity insurance fees for their employees.

We have registered with the local social insurance agency in Fujian province and made required contributions to the basic pension insurance, medical insurance and unemployment insurance for our employees.  We have also purchased occupational injury insurance and maternity insurance policies for our employees.  As advised by Fujian Fazheng League Law Firm, we have complied with the PRC social insurance-related regulations in all material respects.

Regulations on Foreign Exchange Control and Administration

Foreign exchange regulation in China is primarily governed by the following regulations:

•	Foreign Exchange Administration Rules, or the Exchange Rules, promulgated by the State Council on January 29, 1996, which were amended on January 14, 1997 and August 5, 2008; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, or the Administration Rules, promulgated by the People’s Bank of China on June 20, 1996.

Under the Exchange Rules, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. As for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, the conversion of foreign currency is still subject to the approval of, or registration with, SAFE or its competent local branches. However, for foreign currency payments for current account items, SAFE approval is not necessary for the conversion of Renminbi except as otherwise explicitly provided by laws and regulations.

Under the Administration Rules, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches. Capital investments by enterprises outside of China are also subject to limitations, which include approvals by the MOFCOM, SAFE and the National Development and Reform Commission, or their respective competent local branches.

Under PRC laws and regulations, we are permitted to provide funding to our PRC subsidiary only through capital contributions or loans and these uses are subject to PRC regulations and approvals. Capital contribution to Fujian Qianlon must be approved by MOFCOM or its local counterpart. Loans by us to Fujian Qianlon to finance its activities may not exceed statutory limits and must be registered with SAFE or its local branch. As of the date of this prospectus, we have obtained the approval from MOFCOM’s local counterpart and completed the registration with local SAFE with respect to the capital contributions and loans to Fujian Qianlon, and we have complied with the PRC foreign exchange regulations in all respects.

We expect to derive substantially all of our revenues in Renminbi, which is not a freely convertible currency. Under our current structure, our income is expected to be primarily derived from dividend payments from our subsidiary in China. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including the U.S. dollar, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies. In practice, the PRC government has adopted a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. See “Risk Factors—Risks Relating to Doing Business in China—Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.”

MANAGEMENT

Directors and Senior Management

Members of our board of directors are elected by our shareholders. Our board of directors consists of four directors. The current term of office of each director is expected to expire at our next annual general meeting. Our executive officers are appointed by, and serve at the discretion of, our board of directors.

The following table sets forth information concerning our directors and executive officers as of the date of this prospectus. The business address of each of our directors and executive officers listed below is Room B, 19/F, Hillier Commercial Building, 89-91 Wing Lok Street, Sheung Wan, Hong Kong. Ms. Ho, our chairwoman and chief executive officer, is the mother of Mr. Stanley Ang, our chief administrative officer and director.  There are no other family relationships between any of our directors and executive officers.

Name and address	Age	Position
Anita Lai Lai Ho	49	Director, chairwoman and chief executive officer
Stanley Ang	26	Director and chief administrative officer
Jeffrey Chong Kee Hui	34	Director and general counsel
Yau Man Hwang	33	Director
Cho-Po Chang	60	Chief operating officer
Claire Yi-Chiun Chang	37	Chief financial officer

Ms. Anita Lai Lai Ho  Ms. Ho has served as our Chief Executive Officer since October 2009 and director since August 2007.  Between September 2005 and July 2007, Ms Ho was the owner and operator of Asia Euro Enterprises Limited, a company engaged in ladies’ fashion, with production facilities in China for export to European countries. From June 1988 to August 2005, Ms. Ho was the Managing Director of Foldwide Development Limited, a men’s and women’s garments manufacturing and exporting company, where she was responsible for corporate strategic planning.  Ms. Ho graduated as a professional corporate secretary from LTC College in Norwich, England in 1984.

Mr. Stanley Ang  Mr. Stanley Ang has served as our director since September 2010 and our chief administrative officer since January 2011.  From March 2010 to December 2010, Mr. Ang served as the assistant general manager of Fujian Qianlong Medicine Co. Limited, a wholesaler and distributor of medicines, Chinese herbs and healthcare products in Fujian, China. Mr. Ang received a bachelor’s degree in business administration from Jinan University.

Mr. Jeffrey Chong Kee Hui  Mr. Hui has served as our director since September 2010 and as our general counsel since November 2010. From November 2004 to March 2010, Mr. Hui worked as the judiciary executive for the Hong Kong Special Administrative Region Judiciary responsible for daily courtroom operations and assisting judges in all respects in the discharge of their judicial duties.  Mr. Hui received a bachelor’s degree in law from the City University of Hong Kong.

Mr. Yau Man Hwang  Mr. Hwang has been our director since November 2010.  Since May 2008, Mr. Hwang has been an investment advisor at Phillip Securities (Hong Kong), a member of Phillip Capital Group, which operates in ten financial hubs worldwide. He is responsible for providing advice and analysis on a variety of investments at Phillip Securities (Hong Kong). Mr. Hwang studied computer networking management at University of British Columbia in Canada between 1996 and 2000.

Mr. Cho-Po Chang Mr. Chang is the owner and inventor of TFPPT and has been our chief operating officer since February 2011.  Having started his career as a mechanical engineer, Mr. Chang has over 30 years of experience in strategic and operations planning and implementation of aeroponics cultivation systems. Mr. Chang served as a former member of the Chinese People’s Political Consultative Conference, Qinzhou City, Guangxi Province and former executive director of Guangxi Province Fruit Association.  Mr. Chang is the sole distribution and marketing agent of Yue Nong Seedling and Flowers Company Limited in China.  He is the agricultural consultant of Guangxi Guoxiong Biological Agriculture Development Company Limited.

Ms. Claire Yi-Chiun Chang  Ms. Chang was appointed as our chief financial officer on June 15, 2011. Ms. Chang served as an associate analyst at Yuanta Securities (HK) Ltd. from 2010 to 2011 where she drafted research reports and updates on companies and industries and built financial models.  Ms. Chang also served as an asset manager at Spinnaker Capital LLC from 2008 to 2009, where she managed a team of four to five analysts with approximately $2 billion in alternative assets, including both direct and indirect investments in private equity, venture capital, real estate, mezzanine debt and hedge funds.  She was an assistant manager at Newegg.com, an international e-commerce company selling high-tech products, from 2005 to 2006, an auditor at PricewaterhouseCoopers from 2002 to 2004, and a senior management associate at Far Eastern Textile Ltd. from 1997 to 2002.  Ms. Chang received an MBA from MIT Sloan School of Management in June 2008, a bachelor of business degree from Tamkang University in June 1997 and an associate bachelor’s degree in international trade in June 1994 from Ming Chuan University.  Ms. Chang currently holds six professional certifications, including U.S. Certified Public Accountant, U.S. Certified in Financial Management, U.S. Certified Management Accountant, U.S. Certified Internal Auditor, Taiwan Certified Internal Auditor and Taiwan Certified Futures Broker.

Advisor

We have engaged Mr. Dominick Mark as our external advisor by entering into a consultancy agreement with Sky Vision Holdings Limited, a corporate consulting company in which Mr. Mark is a director.

Mr. Dominick Mark  Mr. Mark has been serving as our corporate finance strategist since July 2010.  Mr. Mark has over 30 years of experience in international professional accounting and auditing services. He is a corporate finance strategist specializing in business development, including operations management, risk management, organizational transformation, human resources and leadership development. Mr. Mark has advised many companies on conducting commercial transactions and undertaking due diligence in mergers and acquisitions transactions, preparing for pre-IPO and IPO equity financing, and assisting companies in listing on stock exchanges in Europe and the United States. Mr. Mark has also been the owner and operator of various business ventures in real estate development, restaurants, hotels, seafood processing, advertising and mass media in Asia and North America. Mr. Mark is a certified public accountant of the United States, a fellow of the Association of Chartered Certified Accountants of England and an International Affiliate of the Hong Kong Institute of Certified Public Accountants. In addition, Mr. Mark has served as a director of the Canadian Certified General Accountants Association of Hong Kong.

Professional Service Agreement

From October 2007 to September 2009, Team Profit Asia Limited (the former name of Dragon Bright HK) engaged Ms. Ho, on a non-exclusive basis, pursuant to a professional service agreement to perform business development related services at a monthly service fee of approximately $128 for the period between October 2007 and September 2008 and approximately $256 for the period between October 2008 and September 2009.  On October 1, 2009, Ms. Ho was appointed as the chief executive officer of Team Profit Asia Limited and her professional service agreement was terminated.  On March 1, 2011, Ms. Ho entered into an employment agreement with us and she was appointed as our chief executive officer for a term expiring on December 31, 2011.

We have no service contracts with our directors providing benefits upon termination of employment.

Committees of the Board of Directors

All proceedings of the board of directors for the year ended December 31, 2010 were conducted by resolutions consented to in writing by the board of directors and filed with the minutes of the proceedings of the directors. Our company currently does not have nominating, compensation or audit committees or committees performing similar functions nor does our company have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by the board of directors.

We do not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. The board of directors believes that, given the stage of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to the board of directors and we do not have any specific process or procedure for evaluating such nominees. The board of directors will assess all candidates, whether submitted by management or shareholders, and make recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to the board of directors in care of our chief executive officer, Ms. Ho, at Room B, 19/F, Hillier Commercial Building, 89-91 Wing Lok Street, Sheung Wan, Hong Kong.

Audit Committee Financial Expert

We have no audit committee financial expert.  We believe that the cost related to retaining a financial expert at this time is prohibitive.  Further, because of our stage of development, we believe the services of a financial expert are not warranted.

Compensation of Directors and Executive Officers

Our directors and executive officers receive compensation in the form of annual salaries and bonuses. While we do not have a specific bonus plan setting the calculation of our annual bonuses, each director and executive officer is entitled to receive an annual discretionary bonus based upon his or her performance in such amount as shall be determined by the board of directors.

In the fiscal year ended December 31, 2010, the total compensation we paid to our executive officers and directors was approximately $11,150. In the fiscal year ended December 31, 2010, we did not have any pension, retirement or similar benefits for our executive officers and directors.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information, as of the date of this prospectus, with respect to the beneficial ownership of our shares by:

•	the selling shareholders;

•	each other person known to us to own beneficially more than 5% of our shares; and

•	each of our directors and executive officers who beneficially own our shares.

As of August 31, 2011, we did not have any record holders in the United States.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. Except as indicated below, and subject to applicable community property laws, we believe, based on the information furnished to us, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement, or (4) the automatic termination of a trust, discretionary account or similar arrangement. The percentages of beneficial ownership in the table below are based on 531,000,000 shares outstanding as of August 31, 2011.

The selling shareholders will offer and sell, as soon as practicable after the effective date of this registration statement, any or all of the shares issued.  To calculate the respective percentages of our shares owned by the selling shareholders, we have assumed that the selling shareholders will sell all 131,000,000 shares to be registered pursuant to this offering.

None of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.

We may require the selling shareholders to suspend the sales of the securities offered by this prospectus upon the occurrence of any event that makes any statement in this prospectus or the related registration statement untrue in any material respect or that requires the changing of statements in these documents in order to make statements in those documents not misleading.

Unless otherwise indicated, the principal address of each of the shareholders below is c/o Dragon Bright Mintai Botanical Technology Company Limited, Room B, 19/F , Hillier Commercial Building, 89-91 Wing Lok Street Sheung Wan, Hong Kong.

	Shares Beneficially Owned Prior to this Offering		Shares to be Sold in this Offering		Shares Beneficially Owned after this Offering
	Number	%	Number	%	Number	%
Directors and Executive Officers
Anita Lai Lai Ho	128,000,000	24.1	-	-	128,000,000	24.1
Stanley Ang	100,000,000	18.8	-	-	100,000,000	18.8
Cho-Po Chang	10,000,000	1.9	-	-	10,000,000	1.9
Yau Man Hwang	25,000,000	4.7	25,000,000	4.7	-	-
All directors and executive officers as a group (six persons)	263,000,000	49.5	25,000,000	4.7	238,000,000	44.8

Other Shareholders
Shirley Sheung Hon	250,000	*	250,000	*	-	-
Million Max Limited	130,000,000	24.5	-	-	130,000,000	24.5
Wealth Vantage International Limited(1)	32,000,000	6.0	-	-	32,000,000	6.0
Yick Kam Lee	22,750,000	4.2	22,750,000	4.2	-	-
Philip Chi Hung Ang (2)	21,850,000	4.1	21,850,000	4.1	-	-
Kennen Hwang(3)	20,000,000	3.8	20,000,000	3.8	-	-
Keneth C. Goyena(4)	7,500,000	1.4	7,500,000	1.4	-	-
China Hainan Agriculture Holdings Ltd.(5)	5,000,000	*	5,000,000	*	-	-
Dongsheng Jiao	5,000,000	*	5,000,000	*	-	-
Cho Lik Ma	4,000,000	*	4,000,000	*	-	-
Shaun Kou	3,750,000	*	3,750,000	*	-	-
Xuchang Li	2,200,000	*	2,200,000	*	-	-
Wai Chi Chin	1,500,000	*	1,500,000	*	-	-
Chuen Wong Ngie	850,000	*	850,000	*	-	-
Cheney Chi Chuen Tsoi	800,000	*	800,000	*	-	-
Kin Heung Poon	500,000	*	500,000	*	-	-
Marianna Wai Chun Tsang	500,000	*	500,000	*	-	-
Cheng Zhong	500,000	*	500,000	*	-	-
Kwai Ying Kwok	400,000	*	400,000	*	-	-
Cho Yu Wu	350,000	*	350,000	*	-	-
Tung Hoi Lo	300,000	*	300,000	*	-	-
Sui Sum Leung	255,000	*	255,000	*	-	-
Neves Wing Ho Lam	250,000	*	250,000	*	-	-
Yuk Ming Lau	250,000	*	250,000	*	-	-
Cheung Wing Louisa Yeung	200,000	*	200,000	*	-	-
Ching Shi Iris Chiu	200,000	*	200,000	*	-	-
Stella So Man Mak	200,000	*	200,000	*	-	-
Shing Kwan Randy Chung	170,000	*	170,000	*	-	-
Juan Ni	150,000	*	150,000	*	-	-
King Man Cheung	150,000	*	150,000	*	-	-
Suk Han Hung	150,000	*	150,000	*	-	-
Chi Hung Tsoi	100,000	*	100,000	*	-	-
Ka Ming Lau	100,000	*	100,000	*	-	-
Keung Chan	100,000	*	100,000	*	-	-
Felix Siu Man Li	75,000	*	75,000	*	-	-
Roland Hin Ting Li	75,000	*	75,000	*	-	-
Mei Kuen May Lau	50,000	*	50,000	*	-	-

	Shares Beneficially Owned Prior to this Offering		Shares to be Sold in this Offering		Shares Beneficially Owned after this Offering
	Number	%	Number	%	Number	%
Chi Hang Law	50,000	*	50,000	*	-	-
Chi Hong Pun	50,000	*	50,000	*	-	-
Yuk Kei Jennifer Au	25,000	*	25,000	*	-	-
Kok Sui Judith Lim Chan	25,000	*	25,000	*	-	-
Siu Hong Ma	25,000	*	25,000	*	-	-
Lai Yam Lam	25,000	*	25,000	*	-	-
Pui Yan Alice Chiu	25,000	*	25,000	*	-	-
Ho Cheung Hong	25,000	*	25,000	*	-	-
Kwok Chung Lau	25,000	*	25,000	*	-	-
Wai Hon Wong	25,000	*	25,000	*	-	-
Ho Lun Koo	25,000	*	25,000	*	-	-
Yu Hang Chiu	25,000	*	25,000	*	-	-
Yu Chung Chiu	25,000	*	25,000	*	-	-
Yuk Ting Koo	25,000	*	25,000	*	-	-
King Fai Joseph Mok	25,000	*	25,000	*	-	-
Muk Yan Chiu	25,000	*	25,000	*	-	-
Choi Wan Chan	25,000	*	25,000	*	-	-
Chief Linkage Limited (6)	3,000,000	*	3,000,000	*	-	-
William Wong	770,000	*	770,000	*	-	-
Wen Jiang	1,280,000	*	1,280,000	*	-	-
Total	531,000,000	100%	131,000,000	24.7%	400,000,000	75.3%

* Indicates less than 1%

(1)	Stella So Man Mak has voting and dispositive power with respect to our shares held by Wealth Vantage International Limited.
(2)	Philip Chi Hung Ang is the husband of Ms. Ho and the father of Stanley Ang, who is one of our directors.
(3)	Kennen Hwang is the father of Yau Man Hwang, who is one of our directors.
(4)	Keneth C. Goyena is the brother of Antonio Chau, the sole shareholder of Million Max Limited and brother-in-law of Ms. Ho.
(5)	Keung Chan has voting and dispositive power with respect to our shares held by China Hainan Agriculture Holdings Ltd.
(6)	Shing Kwan Randy Chung has voting and dispositive power with respect to our shares held by Chief Linkage Limited.

Pursuant to two finder’s fee agreements, dated October 13, 2010 and April 29, 2011, respectively, between us and Chanceline Consultant Limited, an investment company managed by Mr. Cheng Pak Lung, we agreed to pay Chanceline Consultant Limited a finder’s fee in cash equal to 5% of the gross amounts invested by “qualified investors”, as defined in such finder’s fee agreement, introduced by Chanceline Consultant Limited.

We set forth below information with respect to investors introduced by Chanceline Consultant Limited.

Name	Number of shares	Investment amount ($)
Philip Chi Hung Ang	21,850,000	561,332
Keneth C. Goyena	7,500,000	193,234
Wai Chi Chin	1,500,000	38,647
Yau Man Hwang	25,000,000	644,103
Kennen Hwang	20,000,000	515,471
Yick Kam Lee	22,750,000	585,667
Shaun Kou	2,500,000	64,411
Cho Lik Ma	4,000,000	103,058
Kin Heung Poon	500,000	12,863
Total	105,600,000	2,718,786
Yuk Kei Jennifer Au	25,000	1,500
Kok Sui Judith Lim Chan	25,000	1,500
Siu Hong Ma	25,000	1,500
Yam Lai Lam	25,000	1,500
Sui Sum Leung	255,000	15,300
Pui Yan Alice Chiu	25,000	1,500
Ho Cheung Hong	25,000	1,500
Kwok Chung Lau	25,000	1,500
Wai Hon Wong	25,000	1,500
Ho Lun Koo	25,000	1,500
Yu Hang Chiu	25,000	1,500
Yu Chung Chiu	25,000	1,500
Yuk Ting Koo	25,000	1,500
King Fai Joseph Mok	25,000	1,500
Muk Yan Chiu	25,000	1,500
Chi Hang Law	50,000	3,000
Ka Ming Lau	100,000	6,000
Yuk Ming Lau	250,000	15,000
Mei Kuen May Lau	50,000	3,000
Juan Ni	150,000	9,000
Chuen Wong Ngie	850,000	51,000
King Man Cheung	150,000	9,000
Cheung Wing Louisa Yeung	200,000	12,000
Kwai Ying Kwok	400,000	24,000
Tung Hoi Lo	300,000	18,000
Choi Wan Chan	25,000	1,500
Suk Han Hung	150,000	9,000
Shing Kwan Randy Chung	170,000	10,200
Ching Shi Iris Chiu	200,000	12,000
Stella So Man Mak	200,000	12,000
Roland Hin Ting Li	75,000	4,500
Felix Siu Man Li	75,000	4,500
Total	109,600,000	2,958,786

PLAN OF DISTRIBUTION

This prospectus registers for resale by selling shareholders up to 131,000,000 of our shares.  The selling shareholders may be deemed to be underwriters.  Our shares are not currently nor have they ever been listed or quoted on any stock exchange or quotation system.  We intend to have our shares quoted on the OTC Bulletin Board or another quotation system, such as OTCQX.  The selling shareholders may sell the shares at a fixed price of $0.12 per share until our shares are quoted on the OTC Bulletin Board or another quotation system, such as OTCQX, and thereafter at prevailing market prices or privately negotiated prices.

If we are successful in having our shares quoted on the OTC Bulletin Board or another quotation system, such as OTCQX, the selling shareholders intend to sell, as soon as practicable after the effective date of this registration statement, all or a portion of the 131,000,000 shares being registered on any market upon which the shares may be listed or quoted in privately negotiated transactions or otherwise.  Our shares are not now, nor have them ever been, listed or quoted on any exchange or quotation system.  Such sales may be at fixed prices prevailing at the time of sale, at prices related to the market prices or at negotiated prices.  The shares being offered for resale by this prospectus may be sold by the selling shareholders by one or more of the following methods, without limitation:

(i)	block trades in which the broker or dealer so engaged will attempt to sell our shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
(ii)	purchases by the broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;
(iii)	an exchange distribution in accordance with the rules of the applicable exchange;
(iv)	ordinary brokerage transactions and transactions in which the broker solicits purchasers;
(v)	privately negotiated transactions;
(vi)	market sales (both long and short to the extent permitted under the U.S. federal securities laws);
(vii)	at the market to or through market makers or into an existing market for the shares;
(viii)	through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); and
(ix)	a combination of any of the aforementioned methods of sale.

In the event of the transfer by any of the selling shareholders of their shares to any pledgee, donee or other transferee, we will amend this prospectus and the registration statement of which this prospectus forms a part by the filing of a post-effective amendment in order to have the pledgee, donee or other transferee in place of the selling shareholder who has transferred their shares.

In effecting sales, brokers and dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate.  Brokers or dealers may receive commissions or discounts from a selling shareholder or, if any of the broker-dealers act as an agent for the purchaser of such shares, from a purchaser in amounts to be negotiated which are not expected to exceed those customary with the types of transactions involved.  Broker-dealers may agree with a selling shareholder to sell a specified number of our shares at a stipulated price per share.  Such an agreement may also require the broker-dealer to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling shareholder if such broker-dealer is unable to sell the shares on behalf of the selling shareholder.  Broker-dealers who acquire our shares as principal may thereafter resell the shares from time to time in transactions which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above.  Such sales by a broker-dealer could be at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions.  In connection with such resales, the broker-dealer may pay to or receive from the purchasers of the shares commissions as described above.

The selling shareholders and any broker-dealers or agents that participate with the selling shareholders in the sale of the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales.  In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  The selling shareholders do not currently have any agreements or understandings with broker-dealers for the offering of the shares being registered.

From time to time, any of the selling shareholders may pledge shares pursuant to the margin provisions of customer agreements with brokers.  Upon a default by a selling shareholder, their broker may offer and sell the pledged shares from time to time.  Upon a sale of the shares, the selling shareholders intend to comply with the prospectus delivery requirements under the Securities Act by delivering a prospectus to each purchaser in the transaction.  We intend to file any amendments or other necessary documents in compliance with the Securities Act which may be required in the event any of the selling shareholders defaults under any customer agreement with brokers.

To the extent required under the Securities Act, a post-effective amendment to this prospectus and the registration statement of which this prospectus forms a part will be filed disclosing the name of any broker-dealers, the number of shares involved, the price at which the shares are to be sold, the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and other facts material to the transaction.

We and the selling shareholders will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, or Exchange Act, and the rules and regulations under it, including, without limitation, Rule 10b-5 and, insofar as a selling shareholder is a distribution participant and we, under certain circumstances, may be a distribution participant, Regulation M.  All of the foregoing may affect the marketability of our shares.

Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act, as amended, may be sold under Rule 144 rather than pursuant to this prospectus.

Markets

Our shares are not currently nor have they ever been listed on any exchange or quoted on any quotation system.  We plan to eventually seek listing on the OTC Bulletin Board or another quotation system, such as OTCQX, once our registration statement has been declared effective by the SEC.  We cannot guarantee that we will obtain a listing.  There is no public trading activity in our securities, and there can be no assurance that a regular trading market for our shares will ever be developed.

RELATED-PARTY TRANSACTIONS

Share Exchange Transaction

On March 11, 2011, we entered into a share swap agreement with Dragon Bright HK and all of its shareholders. Pursuant to the share swap agreement, the shareholders of Dragon Bright HK exchanged 521,450,000 shares of Dragon Bright HK, representing all of the issued and outstanding shares of Dragon Bright HK, for 521,450,000 newly issued shares of Dragon Bright Cayman at an exchange ratio of 1-for-1. As a result of the share swap, Dragon Bright HK has become a wholly-owned subsidiary of Dragon Bright Cayman and the former shareholders of Dragon Bright HK became our shareholders. In May 2011, we issued an aggregate of 4,500,000 shares at $0.06 per share for aggregate proceeds of $270,000. In August 2011, we issued an aggregate of 5,050,000 shares at $0.10 per share for aggregate proceeds of $505,000. Set forth below are our shares received by our directors, executive officers and 10% shareholders and their family members in the share swap transaction:

Name	Position and relationship	Dragon Bright HK shares exchanged	Dragon Bright Cayman shares received	Percentage of shares (prior to this offering)
Ms. Ho	Chief executive officer and chairwoman	128,000,000	128,000,000	24.6%
Stanley Ang	Son of Ms. Ho and director	100,000,000	100,000,000	19.2%
Philip Chi Hung Ang	Husband of Ms. Ho	21,850,000	21,850,000	4.2%
Yau Man Hwang	Director	25,000,000	25,000,000	4.8%
Kennen Hwang	Father of Yau Man Hwang	20,000,000	20,000,000	3.8%
Million Max Limited	Antonio Chau, the sole shareholder of Million Max Limited, is the brother-in-law of Ms. Ho	130,000,000	130,000,000	24.9%

Transactions with Certain Directors, Shareholders and Affiliates

Ms. Ho, our chairwoman and chief executive officer, made loans to us in the form of cash advances in the aggregate amount of $3,612 in the fiscal year ended December 31, 2008 and $7,482 in the fiscal year ended December 31, 2009 for our working capital requirements.  The amounts due to Ms. Ho are unsecured, interest-free and repayable on demand.  As of June 30, 2011, we had fully repaid to Ms. Ho all of the outstanding amounts of these loans.

In addition, Ms. Tsai, the mother-in-law of Ms. Ho, made loans to us in the form of cash advances in the aggregate amount of $435,223 in the fiscal year ended December 31, 2010 for our working capital requirements. The amounts due to Ms. Tsai are unsecured, interest-free and repayable on demand.  As of May 31, 2011, we had fully repaid to Ms. Tsai all of the outstanding amounts of these loans.

Professional Service Agreement

From October 2007 to September 2009, Team Profit Asia Limited (the former name of Dragon Bright HK) engaged Ms. Ho, on a non-exclusive basis, pursuant to a professional service agreement to perform business development related services at a monthly service fee of approximately $128 for the period between October 2007 and September 2008 and approximately $256 for the period between October 2008 and September 2009.  On October 1, 2009, Ms. Ho was appointed as the chief executive officer of Team Profit Asia Limited and her professional service agreement was terminated.  On March 1, 2011, Ms. Ho entered into an employment agreement with us and she was appointed as our chief executive officer for a term expiring on December 31, 2011.

Private Equity Financing by Dragon Bright HK

In a series of private placement transactions between October 2010 and January 2011, Dragon Bright HK issued an aggregate of 117,950,000 shares at approximately $0.025 per share, for aggregate proceeds of approximately $3,088,764.

In February 2011, Dragon Bright HK issued an aggregate of 3,500,000 shares at approximately $0.05 per share, for aggregate proceeds of approximately $180,000.  Set forth below are the shares of Dragon Bright HK received by our directors, executive officers and 10% shareholders and their family members in the private placement transactions:

Name	Position and Relationship	Dragon Bright HK Selling Shares Issued	Dragon Bright Cayman Shares Received	Percentage of Shares (Prior to the Offering)
Philip Chi Hung Ang	Husband of Ms. Ho	21,850,000	21,850,000	4.2%
Yau Man Hwang	Director	25,000,000	25,000,000	4.8%
Kennen Hwang	Father of Yau Man Hwang	20,000,000	20,000,000	3.8%
Keneth C. Goyena	Brother of Antonio Chau, the sole shareholder of Million Max Limited and the brother-in-law of Ms. Ho	7,500,000	7,500,000	1.4%

Technology License and Assignment Agreements

In July 2010, Ms. Tsai, the mother-in-law of Ms. Ho, our chief executive officer and chairwoman, entered into the TFPPT License Agreement with Mr. Chang. Pursuant to the TFPPT License Agreement, Mr. Chang granted a worldwide exclusive license to Ms. Tsai with respect to all intellectual property rights in and to TFPPT for a period of 30 years commencing July 1, 2010.  Such intellectual property rights include worldwide copyright, design rights, know-how, confidential information, trade secret and any other similar rights related to TFPPT and its components, including applications of any of the foregoing. Mr. Chang further granted Ms. Tsai the exclusive right, for 30 years commencing on July 1, 2010, to use TFPPT and all related proprietary rights including all related applications of the technology and its enhancement created in the past, present and in the future, owned and continually developed and enhanced by the licensor and its affiliates.  Pursuant to the TFPPT License Agreement, Ms. Tsai agrees to pay to Mr. Chang a non-refundable license fee of approximately $128 and a royalty fee, payable quarterly, equal to 6% of the income received by Ms. Tsai and her sub-licensees from the use and application of the patentable technology related to TFPPT.  On July 20, 2010, pursuant to an assignment agreement with Ms. Tsai, we obtained all Ms. Tsai’s rights, title and interests in and to the patentable technology related to TFPPT granted to her by Mr. Chang under TFPPT License Agreement.  Dragon Bright HK agreed to directly pay Mr. Chang, commencing December 31, 2010 and at the end of every quarter thereafter, as a royalty fee, an amount equal to 6% of the income received by Dragon Bright HK, its subsidiaries and its sub-licensees from the use and application of TFPPT for the period December 31, 2010 to June 30, 2040.

Pursuant to a technology assignment agreement dated as of January 7, 2011, by and between Mr. Chang and Ms. Tsai, Mr. Chang assigned and transferred to Ms. Tsai all his rights, title and interest in and to the technological process related to the formulation of the probiotics-based organic fertilizer. On January 10, 2011, Ms. Tsai further assigned and transferred all of the foregoing rights, title and interest to us pursuant to an assignment agreement.

Sub-Licensing Agreement with China Hainan Agriculture Holdings Ltd.

Pursuant to a sub-licensing agreement entered into in October 2010,  Dragon Bright HK granted China Hainan Agriculture Holdings Ltd. a sub-license to all rights, titles and interests to all TFPPT patentable technology to market, promote, advertise, offer to sell, sell, lease or import products and services related to TFPPT in Hainan Province, China. In addition, Dragon Bright HK granted China Hainan Agriculture Holdings Ltd. a sub-license to make use of, sub-license and otherwise exploit commercially products, services, processes, methods and materials from the inventions, ideas and information included in or derived from TFPPT and to exploit applications of TFPPT commercially. In return, China Hainan Agriculture Holdings Ltd. agreed to pay royalty fees in the amount equal to 8% of all revenues received by China Hainan Agriculture Holdings Ltd. from the sale of goods or services using TFPPT or any portion of it. Such fees are calculated and paid within thirty days from the end of each calendar quarter during the term of the license. China Hainan Agriculture Holdings Ltd. is required to pay minimum fixed royalty fees of approximately $128,601 per annum starting at the end of the third year after execution of the sub-licensing agreement. The term of the sub-licensing agreement is 20 years.

In December 2010, Dragon Bright HK acquired 14.9% of the equity interest in China Hainan Agriculture Holdings Ltd. for approximately $579 in cash.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands, which is referred to as the Companies Law below. Our registered office is in the Cayman Islands located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as our Directors may decide.

As of the date of this prospectus, our authorized share capital is $350,000 consisting of 3,500,000,000 shares with a par value of $0.0001 each. As of the date of this prospectus, there are 531,000,000 shares issued and outstanding.

The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our shares.

General

Certificates representing the shares are issued in registered form.  Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their shares.  Our memorandum and articles of association provide that we shall not issue any bearer shares.  We shall therefore only issue non-negotiable shares and not bearer or negotiable shares.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company is not required to open its register of members for inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may in certain circumstances issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

Register of Members

Under Cayman Islands law, we must keep a register of members and there shall be entered therein:

(a)	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

(b)	the date on which the name of any person was entered on the register as a member; and

(c)	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members.  Upon any resale by the selling shareholders of our shares as registered under this registration statement, the register of members shall be immediately updated to reflect the sale of shares by the selling shareholders.  Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name.

Dividends

The holders of our shares are entitled to such dividends when, as and if declared by our Board of Directors (provided always that dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account). Our Board of Directors does not intend to declare or pay any dividends to our shareholders in the foreseeable future.

Voting Rights

All of our shareholders have the right to receive notice of shareholders’ meetings and to attend, speak and vote at such meetings. Voting at any meeting of shareholders is by show of hands unless a poll is demanded by the chairman of our Board of Directors or by any shareholder holding at least ten percent of the shares given a right to vote at the meeting present in person or by proxy.

A quorum is required for a meeting of shareholders. Two shareholders being individuals present in person or by proxy or if a corporation or other non-natural person, by its duly authorized representative or proxy, constitutes a quorum, unless we only have one shareholder entitled to vote at such general meeting in which case the quorum shall be that one shareholder present in person or by proxy or (in the case of a corporation or other non-natural person) by its duly authorized representative or proxy. Although not required by the Companies Law or our memorandum and articles of association, we will hold shareholders’ meetings annually.  In addition, extraordinary general meetings may be convened by our Board of Directors on its own initiative or upon a request to the directors by shareholders holding not less than ten percent of our shares. At least five clear days’ advance notice is required prior to convening our annual general meeting and other shareholders meetings.

An ordinary resolution of the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast in a general meeting to pass. A special resolution requires the affirmative vote of not less than two-thirds of the votes cast attaching to the shares cast in a general meeting to pass. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association.

Transfer of Shares

Subject to the restrictions of our memorandum and articles of association, as set out below as applicable, any of our shareholders may transfer all or any of such shareholder’s shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our Board of Directors may, in its absolute discretion, decline to register any transfer of any share that is not fully paid up to any person of whom it does not approve or any share issued under any share incentive scheme for employees upon which a transfer restriction subsists. Our Directors may also decline to register any transfer of any share unless:

•
the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is duly and properly signed; and

•	a fee of such maximum as our directors may from time to time require is paid to us.

If our Directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send notice of such refusal to both the transferor and transferee.

Liquidation

On a return of capital in connection with the winding up of our Company or otherwise, other than in connection with conversion, redemption or purchase of shares, assets available for distribution to the holders of shares shall be distributed among them on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares

Our Board of Directors may from time to time call upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. Shares that have been called upon and remain unpaid are subject to forfeiture by a resolution of the Directors.

Redemption of Shares

We may under the terms of our memorandum and articles of association to be adopted upon the completion of this offering:

•
issue shares on terms that they are to be redeemed or are liable to be redeemed at our option or at the option of the shareholders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by a special resolution of our shareholders;

•	purchase our own shares, including any redeemable shares, provided that our shareholders shall have approved the manner of purchase by ordinary resolution; and

•	make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Law, including out of our capital.

Under the Companies Law, the redemption of any such redeemable share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law, no such share may be redeemed (a) unless it is fully paid up, (b) if such redemption would result in there being no shares outstanding or (c) if the company has commenced liquidation.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may be varied either with the written consent of two-thirds of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•	sub-divide our existing shares, or any of them into shares of a smaller amount that is fixed by our memorandum or association; and

•
cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares

Our memorandum and articles of association authorize our Board of Directors to issue additional shares from time to time as our Board of Directors shall determine, to the extent there are available authorized but unissued shares.

Our memorandum and articles of association authorize our Board of Directors to establish from time to time one or more classes or series of preferred shares and to determine, with respect to any class or series of preferred shares, the terms and rights of that class or series, including:

•	the designation of the class or series;

•	the number of shares of the class or series;

•	the dividend rights, conversion rights and voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Differences in Corporate Law

The Companies Law is modeled after English companies legislation but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (i) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (ii) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares, which, if not agreed between the parties, will be determined by the Cayman Islands court, if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the dual majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares affected, within four months after the making of the offer, the offeror may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

Generally, legal proceedings can be originated in the Grand Court of the Cayman Islands.  In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow common law principles that permit a minority shareholder to commence a class action against the company or a derivative action in the name of a company to challenge:

•	an act which is illegal or ultra vires;

•	an act which requires a resolution with a qualified or special authority which has not been obtained; and

•	an act which constitutes a “fraud on the minority,” where the wrongdoers are in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as a provision purporting to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association permit indemnification of officers and directors against all actions, proceedings, claims, demands, costs, expenses, damages or liabilities incurred or sustained in their capacities as such unless such losses or damages arise from dishonesty, fraud or willful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-takeover Provisions in Our Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our Directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and, therefore, he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously thought that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved away from this subjective standard and towards an objective, reasonable director standard with regard to the required skill and care and these authorities, objective approach is likely to be followed in the Cayman Islands.

Under our memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our Company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent through amendment to its certificate of incorporation. The Cayman Islands Companies Law and our memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals and Shareholder Meetings

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the shareholders at the annual meeting, provided that such shareholder complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow our shareholders holding not less than 10% in par value of our issued share capital to requisition a special meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may, but are not obliged to, in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. We, however, intend to hold an annual shareholders’ meeting during each fiscal year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits a minority shareholder to cast all the votes to which such shareholder is entitled on a single director, which increases such shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed, without or with cause, by the ordinary resolution.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or has owned 15.0% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our memorandum and articles of association, our company may be dissolved, liquidated or wound up by a special resolution, or by an ordinary resolution on the basis that we are unable to pay our debts as they fall due.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our memorandum and articles of association, and as permitted by Cayman Islands law, if our share capital is divided into more than one class of shares, unless the variation is considered by our directors not to have a material adverse effect upon the rights of any class of the shares, we may vary the rights attached to any class only with the written consent of not less than two-thirds of the holders of the issued shares of that class or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class or unanimous written resolution of all shareholders of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Cayman Islands Companies Law, our memorandum and articles of association may only be amended with by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, no provisions in our memorandum and articles of association govern the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

We were incorporated on February 17, 2011 as an exempted company incorporated with limited liability under the laws of the Cayman Islands and act as a holding company. On March 11, 2011, we entered into a share swap agreement with Dragon Bright HK and all of its shareholders. Pursuant to the share swap, the shareholders of Dragon Bright HK exchanged 521,450,000 shares of Dragon Bright HK, representing all of the issued and outstanding shares of Dragon Bright HK, for 521,450,000 of our newly issued shares, representing all of our issued and outstanding shares, at an exchange ratio of 1-for-1. As a result of the share swap, Dragon Bright HK became our wholly-owned subsidiary and the former shareholders of Dragon Bright HK became our shareholders, including certain of our directors and officers and their families. In May 2011, we issued an aggregate of 4,500,000 shares at $0.06 per share for aggregate proceeds of $270,000. In August 2011, we issued an aggregate of 5,050,000 shares at $0.10 per share for aggregate proceeds of $505,000.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time and our ability to raise equity capital in the future. All of the shares registered in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Shares purchased by one of our “affiliates” may not be resold in the United States, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below. All of the shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below. None of the shares held by our existing shareholders is subject to any contractual lock-up obligations that restrict such shareholders’ ability to sell their shares.

Rule 144

Under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale and has beneficially owned restricted shares for at least six months are entitled to sell an unlimited number of those shares in the United States provided current public information about us is available and, after one year, are entitled to sell an unlimited number of those shares without restriction. Our affiliates who have beneficially owned restricted shares for at least six months are entitled to sell, within any three-month period, the number of shares that does not exceed the greater of:

•	1% of the number of our shares then outstanding, which will equal approximately 5,310,000 shares immediately after the registration; or

•
the average weekly reported trading volume of our shares on the applicable national securities exchange and/or OTCBB during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales by affiliates under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act, as currently in effect, permits certain resales of shares in reliance upon rule 144 but without compliance with specified restrictions, including the holding period requirement, of Rule 144. Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements.

TAXATION

The following summary of the material Cayman Islands, PRC, Hong Kong and United States federal income tax consequences of an investment in our shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our shares, such as the tax consequences under the United States state, local and other tax laws.  To the extent that the summary relates to matters of Cayman Islands tax law, it represents the opinion of Maples & Calder, our Cayman Islands counsel. To the extent that the summary relates to matters of PRC tax law, it represents the opinion of Fujian Fazheng League Law Firm, our PRC counsel. To the extent that the summary relates to matters of Hong Kong tax law, it represents the opinion of Chan & Chan, Solicitors, our counsel as to Hong Kong law.  To the extent that the discussion sets forth specific legal conclusions under United States federal income tax law, except as otherwise provided, it represents the opinion of Winston & Strawn LLP, our special United States counsel.

Cayman Islands Taxation

We have been advised by Maples and Calder, our counsel as to Cayman Islands law, that the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax, gift tax, or estate duty.  The Cayman Islands is not party to any double tax treaties that are applicable to payments made to or by us.  There are no exchange control regulations or currency restrictions in the Cayman Islands.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of our shares.  However, an instrument transferring title to a share, if executed in or brought within the jurisdiction of the Cayman Islands, may be subject to Cayman Islands stamp duty.

People’s Republic of China Taxation

The EIT Law provides that enterprises established outside of China whose "de facto management bodies" are located in China are considered "resident enterprises" of China. Under the implementation regulations for the EIT Law issued by the PRC State Council, "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. On April 22 2009, the SAT released the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, which sets out the standards and procedures for recognizing the location of the "de facto management bodies" of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or a Chinese Funded Enterprise. The determining criteria set forth in the SAT Circular 82 may reflect the SAT's general position on how the "de facto management body" test may be applied in determining the tax resident status of offshore enterprises. Under SAT Circular 82, a Chinese Funded Enterprise shall be considered a resident enterprise if all of the following applies: (i) a Chinese Funded Enterprise's major management department and personnel who are responsible for carrying out daily operations are located in the PRC; (ii) the department or the personnel who have the right to decide or approve the Chinese Funded Enterprise's financial and human resource matters are located in the PRC; (iii) the major assets, account book, company seal and meeting minutes of the Chinese Funded Enterprise are located or stored in the PRC; and (iv) the directors or management personnel holding no less than 50% voting rights of the Chinese Funded Enterprise habitually reside in the PRC.

We do not believe that any of our offshore entities meets all of the conditions above. Each of our offshore entities is a company incorporated outside the PRC. As holding companies, these entities' key assets and records, including the resolutions of their respective board of directors and meetings of shareholders, accounting legers, company seals and meeting minutes are located and maintained outside the PRC. Only one senior management is primarily located in the PRC, and our board members and management holding more than 50% voting rights habitually reside in Hong Kong.  In addition, our strategic financial and personnel decisions have been made or approved in Hong Kong.  However, due to the lack of clear guidance on the criteria pursuant to which the PRC tax authorities will determine our tax residency under the EIT Law, see "Risk Factors—Risks Relating to Doing Business in China—If we were deemed as a “resident enterprise” by PRC tax authorities, we could be subject to tax on our global income at the rate of 25% under the New Enterprise Income Law (“New EIT Law”) in the PRC and our non-PRC shareholders could be subject to certain PRC taxes," it remains unclear whether the PRC tax authorities will treat us as a PRC resident enterprise.  In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours having been deemed a PRC "resident enterprise" by the PRC tax authorities. Therefore, we believe that none of our three offshore entities should be treated as a "resident enterprise" for PRC tax purposes if the criteria for "de facto management body" as set forth in the SAT Circular 82 were deemed applicable to us.

Under the EIT Law and implementation regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are "non-resident enterprises," which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from the dividends we receive from our PRC subsidiary, Fujian Qianlon, through Dragon Bright HK. Under the Arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, which became effective on January 1, 2007, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%. However, it is uncertain that we will be able to enjoy such preferential withholding tax treatment. According to the Circular of the State Administration of Taxation on Printing and Issuing the Administrative Measures for Non-resident Individuals and Enterprises to Enjoy the Treatment Under Taxation Treaties, which became effective on 1 October 2009, the 5% tax rate does not automatically apply and approvals from competent local tax authorities are required before an enterprise can enjoy the relevant tax treatments relating to dividends under relevant taxation treaties. Furthermore, according to a tax circular issued by the State Administration of Taxation in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities, notwithstanding the foregoing, we may be deemed to be a PRC resident enterprise under the EIT Law. If we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our global income and may be required to withhold a 10% withholding tax from dividends we pay to our non-resident shareholders, unless otherwise provided under the applicable double tax treaties between China and governments of other jurisdictions. In that case, however, dividend income we receive from Fujian Qianlon may be exempt from PRC enterprise income tax because the EIT Law and its implementation rules generally provide that dividends received by a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from the PRC enterprise income tax. However, as there is still uncertainty as to how the EIT Law and its implementation rules will be interpreted and implemented, we cannot assure you that we are eligible for such PRC enterprise income tax exemptions or reductions.

If we are deemed to be a PRC resident enterprise and our non-resident enterprise shareholders are subject to PRC tax as described above, the withholding agent will be required to withhold enterprise income tax on payments of dividends to such investors. The withholding agent will be required to withhold enterprise income tax on payments of dividends to such investors. The withholding agent must obtain a tax withholding registration and withhold the enterprise income tax from each payment made to a non-resident enterprise shareholder and file a report to the competent tax authorities. Where the withholding agent fails or is unable to perform its withholding obligation, the non-resident enterprise shareholder must pay the tax payment due to the applicable tax authorities within seven days after the payment is made or due. We, as the withholding agent, will be required to obtain a tax withholding registration and withhold the applicable enterprise income tax to comply with the above requirements. It is not clear who the withholding agent would be if tax is due on disposition gains. In the event that we or our non-resident enterprise shareholders fail to comply with the above procedures, we or our non-resident enterprise shareholders may be ordered to rectify the noncompliance or be subject to a fine of no more than RMB10,000. Failure by us to withhold the income tax fully and timely may result in a fine of 50% to three times of the unpaid tax and failure by our shareholders to pay the tax fully and timely may result in late payment penalties, or a fine of 50% to three times of the unpaid tax. It is unclear whether non-PRC individual shareholders of us should be subject to any PRC tax on dividends or gains.

On the other hand, if we are not deemed a PRC resident enterprise, no PRC income tax will be payable on shares or dividends distributed by us or realized from the sale or other disposition of our shares by the non-resident holders of our shares.

In accordance with the relevant tax laws in the PRC, value-added tax, or VAT, is levied on the value of sales of goods at a general rate of 17%. We are required to remit the VAT collected to the tax authority, but may deduct the VAT that we have paid on eligible purchases. We have not incurred any VAT as we have not yet sold any products.

Hong Kong Taxation

The following is a summary of the material Hong Kong tax consequences of the ownership of our shares by an investor that purchases such shares in connection of this offering and holds the shares as capital assets. This summary is based on the tax laws of Hong Kong as in effect on the date of this prospectus.

Hong Kong profits tax

An investor would be liable for profits tax in Hong Kong for its purchase and sale of the shares if the following three conditions are satisfied:

(i)	the investor carries on a trade, profession or business in Hong Kong;

(ii)	the investor derives profits from that trade, profession or business, other than profits arising from the sale of capital assets; and

(iii)	those profits arise in or are derived from Hong Kong (i.e. the profits have a Hong Kong source).

If a liability arises, the normal profits tax rate applicable to corporations (for the year of assessment of 2010/2011) is 16.5% and the normal profits tax rate applicable to individuals (for the year of assessment of 2010/2011) is 15%.

Dividends received on our shares

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid by us on our shares would not be subject to any Hong Kong tax, even if received by investors in Hong Kong.

Capital gains from the sale of our shares

There is no tax on capital gains in Hong Kong.

Stamp duty

No Hong Kong stamp duty is payable on the purchase and sale of our shares.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in our shares.  This summary applies only to U.S. Holders that hold the shares as capital assets and that have the U.S. dollar as their functional currency.  This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date.  All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

This discussion does not apply to you if you are a member of a class of holders subject to special treatment under the U.S. federal income tax laws, including:

•	banks or other financial institutions;

•	insurance companies;

•	dealers in securities or currencies;

•	U.S. expatriates;

•	traders in securities that have elected the mark-to-market method of accounting for securities;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding a share as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	persons that own (directly, indirectly, or constructively) 10% or more of our shares;

•	persons who acquired our shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships or pass-through entities).

PROSPECTIVE PURCHASERS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of our shares and you are, for U.S. federal income tax purposes,

•	a citizen or resident of the United States;

•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if it (1) is subject to the primary supervision of a court in the United States over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership, or an entity treated for U.S. federal income tax purposes as a partnership, holds our shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  If you are a partnership or a partner in such partnership, you are encouraged to consult your tax advisors.

Taxation of Dividends and Other Distributions on Our Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions on our shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you.  Such dividends will not be eligible for the dividends received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

Certain dividends received by non-corporate U.S. Holders in taxable years beginning before January 1, 2013 in respect of our shares will constitute “qualified dividend income” subject to tax at the lower rate applicable to long-term capital gains (generally at a maximum income tax rate of 15%), rather than the marginal tax rates generally applicable to ordinary income, provided that (1) our shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the EIT law (see discussion under “Taxation — People’s Republic of China Taxation”), we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “U.S.-PRC Tax Treaty”), (2) we are not a passive foreign investment company (as discussed below) with respect to such U.S. Holders for either our taxable year in which the dividends were paid or the preceding taxable year, and (3) holding period requirements are met (61 days of ownership without risk of loss reduction during the 121-day period beginning 60 days before the ex-dividend date).  Our shares are considered to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which do not presently include the OTC Bulletin Board or OTCQX (the quotation systems on which it is currently expected that our shares may be quoted).  Accordingly, any dividends paid on our shares are not currently expected to qualify for the lower rate unless we are deemed to be a PRC “resident enterprise” under the EIT Law and are eligible for the benefits of the U.S.-PRC Tax Treaty.  You are encouraged to consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to our shares.

In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to our shares (see discussion under “Taxation — People’s Republic of China Taxation”).  If we are eligible for the benefits of the U.S.-PRC Tax Treaty, dividends paid to you with respect to our shares would be subject to a reduced rate of PRC withholding taxes under the U.S.-PRC Tax Treaty. In addition, dividends paid by us will constitute income from sources outside the United States for U.S. foreign credit limitation purposes and will generally constitute “passive category income.”  A U.S. Holder will be denied a foreign tax credit with respect to any PRC withholding taxes withheld from dividends received with respect to our shares to the extent that such U.S. Holder has not held our shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on our shares are not counted toward meeting the 16-day holding period required by the statute. The rules governing the foreign tax credit are complex.  You are encouraged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will be treated first as a tax-free return of your adjusted tax basis in the shares, and to the extent the amount of the distribution exceeds your adjusted tax basis, the excess will be taxed as capital gain recognized on a sale or exchange.  We do not intend to calculate our earnings and profits under U.S. federal income tax principles.  Therefore, you should expect that the entire amount of a distribution will generally be treated (and reported) as a dividend.

Taxation of Disposition of Our Shares

Upon a sale or other taxable disposition of our shares, and subject to the passive foreign investment company rules discussed below, you generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized for the shares and your adjusted tax basis, determined in U.S. dollars, in the shares.  Deductibility of capital losses is subject to various limitations.  Capital gain of a non-corporate U.S. Holder, recognized in taxable years which begin before January 1, 2013, is generally taxed at a maximum rate of 15% if the U.S. Holder has held the shares for more than one year.  Additionally, any such gain or loss recognized will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes.  However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the U.S.-PRC Tax Treaty.  Under that treaty, if any PRC tax was to be imposed on any gain from the disposition of our shares, the gain may be treated as PRC source income for purposes of calculating the foreign tax credit. If such gain is not treated as PRC source gain, however, a U.S. Holder will not be able to obtain a United States foreign tax credit for any PRC tax withheld or imposed unless such U.S. Holder has other foreign source income in the appropriate category for the applicable tax year.  You are encouraged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of the shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We do not expect to be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our current taxable year ending December  31, 2011 or for any future taxable year.  Our expectation for our current taxable year is based in part on our estimates of the value of our assets as determined based on the price of our shares in this offering and the expected price of our shares following the offering.  Our actual PFIC status for any taxable year will not be determinable until the close of such taxable year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.  Winston & Strawn, our special U.S. counsel, expresses no opinion with respect to our expectations set forth in this paragraph.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person).  If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

We must make a separate determination each year as to whether we are a PFIC.  As a result, our PFIC status may change.  In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our shares, our PFIC status may be determined in large part based on the market price of our shares which may fluctuate considerably.  Accordingly, fluctuations in the market price of our shares may result in our being a PFIC for any year.  If we are a PFIC for any year during which you hold our shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold our shares, regardless of whether we continue to meet the income or asset test described above.  However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the shares.

If we are a PFIC for any taxable year during which you hold our shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including a pledge) of our shares, unless you make a “qualified electing fund” election (a “QEF election”) or a “mark-to-market” election as described below.  Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for our shares will be treated as excess distributions.  Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for our shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•
the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of our shares cannot be treated as capital, even if you hold our shares as capital assets.  In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

If we are a PFIC for any taxable year during which you hold our shares and any of our non-United States subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though you would not receive the proceeds of those distributions or dispositions.  You are encouraged to consult your tax advisor about the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, you may make a mark-to-market election to include in ordinary income each year an amount equal to the excess, if any, of the fair market value of our shares as of the close of your taxable year over your adjusted tax basis in such shares.  The mark-to-market election is available only for “marketable stock,” which is stock that is “regularly traded” on a national securities exchange that is registered with the Securities and Exchange Commission or on NASDAQ, or on a foreign exchange or market that the Internal Revenue Service determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value.  The OTC Bulletin Board and OTCQX are not considered to be national securities exchanges that would allow a U.S. Holder to make a mark-to-market election.  Because we expect that our shares will be quoted only on the OTC Bulletin Board or OTCQX, our shares may not currently qualify as “marketable stock” for purposes of the mark-to-market election.  Consequently, you will not be eligible to make a mark-to-market election if we are or become a PFIC.

You may also avoid the rules described above with respect to the stock you own in a PFIC by making a timely QEF election to be taxed currently on your pro rata portion of such PFIC’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income).  However, this option would not be available to you because we do not intend to generate, or share with you, information that would be necessary for you to make a QEF election.

Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require.  Prior to such legislation, a U.S. Holder of a PFIC was required to file U.S. Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.”  If we are or become a PFIC, you are encouraged to consult your tax advisors regarding any reporting requirements that may apply to you.

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above.  Accordingly, you are encouraged to consult your own tax advisors concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our shares if we are or become classified as a PFIC.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances).  A U.S. Holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of our shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).  If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in our shares.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, for taxable years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the Internal Revenue Service certain information with respect to his or her beneficial ownership of our shares, if such shares are not held on his or her behalf by a U.S. financial institution.  For example, the new law requires an individual U.S. Holder to file an attachment to his or her tax return reporting interests in specified foreign financial assets (including stock of a non-U.S. company) when the aggregate value of such interests exceed $50,000 during any taxable year. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.  You are encouraged to consult your tax advisor regarding the effect, if any, of new U.S. federal income tax legislation on your ownership and disposition of our shares.

In addition, dividend payments with respect to our shares and proceeds from the sale, exchange or redemption of our shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%.  Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding.  U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9.  After December 31, 2012, the backup withholding rate will increase to 31% under the sunset provisions of currently applicable U.S. tax law.

Backup withholding is not an additional tax.  Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.  You are encouraged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an established judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services.  Litigation practice and procedure are based on English law principles of civil procedure. The Grand Court of the Cayman Islands is presided over by the Chief Justice and Grand Court judges permanently resident in the islands. Appeals lie from the Grand Court to the Cayman Islands Court of Appeal, which sits in the Grand Cayman, and from there to the Judicial Committee of the Privy Council in England.  However, the Cayman Islands have a less developed body of securities laws as compared to the United States and provide protections for investors to a significantly lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed C T Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Fujian Fazheng League Law Firm, our PRC counsel, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

Fujian Fazheng League Law Firm has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the Cayman Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

In addition, although U.S. shareholders may be able to originate actions against us in China in accordance with PRC law, it will be difficult for U.S. shareholders to do so because we are incorporated under the laws of the Cayman Islands and it is difficult for U.S. shareholders, by virtue only of holding our shares, to establish a connection to the PRC such that a PRC court will have subject matter jurisdiction as required by the PRC Civil Procedures Law. U.S. shareholders may be able to originate actions against us in the Cayman Islands based on Cayman Islands law. However, we do not have any substantial assets in the Cayman Islands and it may be difficult for a shareholder to enforce in China a judgment obtained in a Cayman Islands court where substantially all of our operations are conducted.

Maples and Calder, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would:

•
recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•
entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the civil liability provision of the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar fiscal or revenue obligations and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.  Neither the United States nor the PRC has a treaty with the Cayman Islands providing for reciprocal recognition and enforcement of judgments of courts of the United States or the PRC, respectively, in civil and commercial matters.

Chan & Chan, Solicitors, our counsel as to Hong Kong law, has advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. There is therefore doubt as to the enforceability in Hong Kong in original actions or in actions for enforcement of judgments of United States courts of civil liabilities predicted solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

LEGAL MATTERS

Maples and Calder, Cayman Islands, will pass on the validity of the shares offered by this prospectus. Legal matters as to PRC law will be passed upon for us by Fujian Fazheng League Law Firm.

EXPERTS

Our consolidated financial statements included herein have been audited by GHP Horwath, P.C., an independent registered public accounting firm, for the periods and to the extent set forth in their report appearing herein.  Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.  The offices of GHP Horwath, P.C. are located at 1670 Broadway, Suite 3000, Denver, Colorado 80202, U.S.A.

EXPENSES RELATED TO THIS OFFERING

All expenses of the this prospectus and the registration statement of which this prospectus forms a part, including, but not limited to, legal, accounting, printing and mailing fees are and will be borne by us.  Any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of our shares will be borne by the selling shareholders, the purchasers participating in such transaction, or both.

The following table sets forth all costs and expenses payable by us in connection with the sale of our shares being registered.  All amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$1,825
Printing and engraving expenses	5,000
Legal fees and expenses	150,000
Audit fees and expenses	150,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous expenses	10,000
Total	$326,825

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form F-1 with the SEC relating to the offer and sale of the shares that the selling shareholders are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. Following the effective date of the registration statement, we will be required to file annual reports on Form 20-F and we will submit other reports and information on Form 6-K with the SEC. You can read our SEC filings, including the registration statement, on the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, NE, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently as U.S. companies whose securities are registered under the Exchange Act.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Dragon Bright Mintai Botanical Technology (Cayman) Limited

We have audited the accompanying consolidated statements of financial position of Dragon Bright Mintai Botanical Technology (Cayman) Limited (Note 1) and subsidiaries (the “Company”) as of December 31, 2010, 2009 and 2008, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dragon Bright Mintai Botanical Technology (Cayman) Limited and subsidiaries as of December 31, 2010, 2009 and 2008, and the results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ GHP Horwath, P.C.
Denver, Colorado

April 12, 2011, except for Note 26,
as to which the date is August 22, 2011

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31,	Year ended December 31,	Year ended December 31,
	Notes	2010	2009	2008
		US$	US$	US$

Other income	6	11	-	-

Administrative expenses		(166,863)	(4,321)	(4,045)

Loss before income tax expense	7	(166,852)	(4,321)	(4,045)

Income tax expense	8(a)	-	-	-

Loss for the year		(166,852)	(4,321)	(4,045)

Other comprehensive income/(loss)
Exchange differences on translating foreign operations recognized directly in equity		6,918	-	(19)

Total comprehensive loss for the year		(159,934)	(4,321)	(4,064)

Loss attributable to:
Equity shareholders of the Company		(144,644)	(4,321)	(4,064)
Non-controlling interest		(22,208)	-	-

		(166,852)	(4,321)	(4,064)

Total comprehensive loss attributable to:
Equity shareholders of the Company		(143,115)	(4,321)	(4,064)
Non-controlling interest		(16,819)	-	-

		(159,934)	(4,321)	(4,064)

Loss per share – basic and diluted	9	*	(0.04)	(0.04)

Weighted average shares outstanding		116,962,192	100,000	100,000

*Less than (0.01) per share

See accompanying notes to consolidated financial statements.

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31,

	Notes	2010	2009	2008
		US$	US$	US$

ASSETS
Non-current assets
Property, plant and equipment	10	67,042	-	-
Construction in progress	11	261,060	-	-
Biological assets	12	32,021	-	-
Deposits	11	23,348	-	-
Intangible asset	13	5,441	-	-
Cost investment	14	578	-	-

Total non-current assets		389,490	-	-

Current assets
Supplies inventory	15	8,032	-	-
Other receivables	16	14,011	-	-
Deposits		3,428	-	-
Amount due from a director	17	-	13	13
Cash	23	1,772,943	-	-

Total current assets		1,798,414	13	13

Total assets		2,187,904	13	13

LIABILITIES AND EQUITY
Current liabilities
Other payables		6,765	-	-
Accrued expenses		96,876	903	452
Amounts due to related parties	17	435,223	7,482	3,612

Total liabilities (all current)		538,864	8,385	4,064

Equity

Share capital	19	60,824	13	13
Share premium		1,754,316	-	-
Foreign exchange reserves		1,510	(19)	(19)
Accumulated losses		(153,010)	(8,366)	(4,045)

Total equity/(deficit) attributable to equity shareholders of the Company		1,663,640	(8,372)	(4,051)
Non-controlling interest		(14,600)	-	-

		1,649,040	(8,372)	(4,051)

Total liabilities and equity		2,187,904	13	13

See accompanying notes to consolidated financial statements.

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	(Deficit)/equity attributable to owners of the Company
	Share capital	Share premium	Foreign exchange reserve	Accumulated losses	Total	Non- controlling interest	Total equity/(deficit)
	US$	US$	US$	US$	US$	US$	US$

Balance at January 1, 2008	13	-	-	-	13	-	13
Total comprehensive loss for the year	-	-	(19)	(4,045)	(4,064)	-	(4,064)

Balance at December 31, 2008	13	-	(19)	(4,045)	(4,051)	-	(4,051)
Total comprehensive loss for the year	-	-	-	(4,321)	(4,321)	-	(4,321)

Balance at December 31, 2009	13	-	(19)	(8,366)	(8,372)	-	(8,372)
Issue of shares for cash, net	60,811	1,754,316	-	-	1,815,127	-	1,815,127
Contribution from non-controlling shareholders	-	-	-	-	-	2,219	2,219
Total comprehensive loss for the year	-	-	1,529	(144,644)	(143,115)	(16,819)	(159,934)

Balance at December 31, 2010	60,824	1,754,316	1,510	(153,010)	1,663,640	(14,600)	1,649,040

See accompanying notes to consolidated financial statements.

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2010	2009	2008
	US$	US$	US$

Cash flows from operating activities
Loss before taxation	(166,852)	(4,321)	(4,045)
Adjustments for:
Amortization of intangible asset	187	-	-
Depreciation of property, plant and equipment	2,320	-	-
Interest income	(11)	-	-

Operating loss before working capital changes	(164,356)	(4,321)	(4,045)

Increase in supplies inventory	(8,032)	-	-
Increase in other receivables	(14,011)	-	-
Increase in deposits	(3,428)	-	-
Decrease in amount due from a director	13	-	-
Increase in other payables	6,765	-	-
Increase in accrued expenses	4,415	451	452

Cash used in operations	(178,634)	(3,870)	(3,593)
Interest received	11	-	-

Net cash used in operating activities	(178,623)	(3,870)	(3,593)

Cash flows from investing activities
Purchases of property, plant and equipment	(69,379)	-	-
Expenditures for construction in progress	(261,060)	-	-
Deposits on construction in progress	(23,348)	-	-
Purchase of biological assets	(32,021)	-	-
Purchase of intangible asset	(5,628)	-	-
Purchase of investment	(578)	-	-

Net cash used in investing activities	(392,014)	-	-

Cash flows from financing activities
Proceeds from issue of shares	1,906,930	-	-
(Decrease)/increase in amounts due to directors	(6,390)	3,870	3,612
Advances from related parties	434,131	-	-
Contribution from non-controlling interest	2,219	-	-

Net cash generated from financing activities	2,336,890	3,870	3,612

Net increase in cash	1,766,253	-	19

Effect of foreign exchange rate changes	6,690	-	(19)

Cash at beginning of the year	-	-	-

Cash at end of the year	1,772,943	-	-

See accompanying notes to consolidated financial statements.

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

1.           Organization, reorganization and plan of operations

(a)	Organization and reorganization

Dragon Bright Mintai Botanical Technology (Cayman) Limited (the “Cayman Company”) is a holding company, which was incorporated in the Cayman Islands on February 17, 2011.  The Cayman Company owns 100% of Dragon Bright Mintai Botanical Technology Company Limited (“Dragon Bright HK”) (formerly known as Team Profit Asia Limited).  The Cayman Company, through Dragon Bright HK has a 57%-owned subsidiary, Hong Kong Dragon Holdings Limited (“Hong Kong Dragon Holdings”, a holding company which was formed by Dragon Bright HK in August 2010).  Hong Kong Dragon Holdings has a wholly-owned operating subsidiary, Fujian Qianlong Agricultural Technology Co., Ltd. (“Fujian Qianlon”), which is in the initial stages of developing a business in the forest seedling industry (described below).

Through March 2011, the Cayman Company, Dragon Bright HK, and its shareholders have completed the following transactions:

1.
The formation of the Cayman Company, a Cayman Islands holding company, completed in February 2011, which is owned by the same control group as Dragon Bright HK.  The Cayman Company has authorized share capital of 3,500,000,000 shares at $0.0001 each.

2.
Pursuant to written board resolutions of the Company, on March 11, 2011, the shareholders of Dragon Bright HK effectively exchanged their outstanding shares of Dragon Bright HK for all of the outstanding shares of the Cayman Company (the “Share Swap”).  The Share Swap has been accounted for as a common control transaction.  Other than its 100% ownership of Dragon Bright HK, the Cayman Company has no significant assets and no other business operations.  Under the Share Swap, Dragon Bright HK exchanged all 521,450,000 of its issued ordinary shares to the Cayman Company.  In turn, the Cayman Company allotted and issued 521,450,000 new ordinary shares to the shareholders of the Company in the ratio of one ordinary share in the Cayman Company for every one ordinary share in Dragon Bright HK.  The Share Swap did not result in any material change to the Company’s capital structure.

3.
The Cayman Company plans to file a Form F-1 Registration Statement under the Securities Act of 1933 with the U.S. Securities and Exchange Commission to register certain shares of the Cayman Company for resale.

These consolidated financial statements have been titled “Dragon Bright Mintai Botanical (Cayman) Limited” because:

1.	Dragon Bright Mintai Botanical (Cayman) Limited is the holding company of Dragon Bright HK, its subsidiaries, and the operations of the Company.

2.	Other than its 100% ownership of Dragon Bright HK, Dragon Bright Mintai Botanical (Cayman) Limited has no significant assets and no other business operations.

3.	The Form F-1 Registration will take place under the name of Dragon Bright Mintai Botanical Technology (Cayman) Limited.

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

1.           Organization, reorganization and plan of operations (continued)

(a)	Organization and reorganization (continued)

Dragon Bright HK was incorporated in Hong Kong on July 4, 2007, as a private holding company with authorized share capital of HK$10,000 (US$ approximately $1,280), consisting of 10,000 ordinary shares at a par value of HK$1 (US$ approximately 0.128) each.  In September 2010 (through an increase in authorized shares and a simultaneous 1-into-1,000 division of shares), Dragon Bright HK’s share capital was effectively increased from 10,000 shares with a par value of HK$1 per share (HK$10,000) to 1,000,000,000 shares with a par value of HK$0.001 (US$ approximately $0.0001) per share (HK$1,000,000 – US$ approximately $128,900).  All references to shares and earnings (loss) per share for all periods presented reflect the share split described above.

The consolidated financial statements of Dragon Bright Mintai Botanical Technology (Cayman) Limited and subsidiaries (the “Company”) as of and for the years ended December 31, 2010, 2009 and 2008, were authorized for issue in accordance with a resolution of the directors on April 12, 2011.  The registered address of the Company is PO Box 309, Ugland House, Grand Cayman, KY-1104, Cayman Islands.  The principal place of business of the Company is located at Room 602, 231 Haitian Road, Huli District, Xiamen, Fujian, PRC.

(b)	Plan of operations

HK Dragon Holdings owns a 100% equity interest in Fujian Qianlon Agricultural Technology Co., Ltd. (福建省乾龍農業科技有限公司) (“Fujian Qianlon”), which was established in the People’s Republic of China (“PRC”) as a wholly-owned foreign enterprise (“WOFE”) on December 9, 2010.  On November 20, 2010, approval for establishment of enterprises with foreign investment in the PRC was granted by the local government in Xiamen, and a business operating license was obtained from the relevant regulatory authority on December 9, 2010.

The Company is in the initial stages of developing a business in the forest seedling industry.  The Company plans to concentrate in the mass propagation and sale of bamboo-willow seedlings to forest tree plantation companies, seedling gravers, manufactures of paper pulp products and dealer agents.  Bamboo-willow is a type of Salicaceae plant; the natural characteristics of which include fast growth, high cultivation density and strong resistance to disease.  The Company’s plan to propagate and sell bamboo-willow is dependent on the commercialization and application of an aeroponics cultivation system, an agricultural and botanical technology, known as Taiwan Fast Plan Propagation Technology (“TFPPT”).

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

2.	Management's plans

The Company has a limited operating history and no revenue generating activities through December 31, 2010.  The Company does not have a revolving loan agreement with any financial institution, nor can the Company provide any assurance it will be able to enter into any such agreement in the future, or be able to raise funds through a future issuance of debt or equity.

The Company’s implementation of its business plan is dependent on its future profitability and on additional debt or equity financing, which may not be available in amounts or on terms acceptable to the Company or at all.  As a consequence, if the Company is unable to achieve profitability or obtain additional financing in the near term, the Company may be required to delay its business plan implementation, and/or the Company may be required to cease operations in order to offset the lack of available funding, which would have a material adverse impact on the Company.

As of December 31, 2010, the Company has cash of approximately $1.77 million, and subsequent to December 31, 2010, the Company has raised an additional approximately $2.1 million in cash (Note 26).  Management believes that the Company will be able to continue its plan of operation through at least December 31, 2011, with cash currently available.  Should the Company require additional cash funding until such a time the Company becomes profitable, management believes that the Company can raise additional funds through either a further issuance of debt or equity necessary to sustain the Company through at least 2011.  However, there can be no assurance of such additional fundraisings in amounts that may be required by the Company, if at all.

3.	Basis of preparation

(a)	Statement of compliance

These consolidated financial statements of the Company have been prepared for the above purpose and in accordance with all International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (“IASB”).  The Company has also applied IFRS 1, “First-time Adoption of International Financial Reporting Standards” in preparing these financial statements, as the Company has not presented any financial statements for any previous period.  The IASB has issued a number of new or revised IFRSs during the past years.  For the purpose of these consolidated financial statements, the Company has consistently adopted all new or revised IFRSs that are effective and applicable to the Company for each accounting period presented.

(b)	Basis of preparation of financial statements

The consolidated financial statements have been prepared under the historical cost convention, as modified for financial assets and liabilities.

(c)	Functional and presentation currency

The Company’s principal operations are conducted in the PRC, and therefore the Company considers its functional currency to be the Renminbi (“RMB”).  The reporting currency used by the Company is United States dollars (“US$”), which management considers to be more beneficial to the users of the financial statements.

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

4.	Significant accounting polices

(a)	Basis of consolidation

The consolidated financial statements incorporate the financial statements of Dragon Bright HK and its subsidiaries.  Subsidiaries are entities over which the Company is able to exercise control.  Control is achieved where the Company, directly or indirectly, has the power to govern the financial and operating policies of entities so as to obtain benefits from its activities.  In assessing control, potential voting rights that presently are exercisable are taken into account.

The results of subsidiaries acquired or disposed of during the year are included in the profit or loss from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All inter-company transactions, balances, income, expenses and unrealised gains on transactions between the Company’s entities are eliminated in full on consolidation.  Unrealised losses are also eliminated unless the transaction provides evidence of impairment on the asset transferred.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Company.

Non-controlling interests in subsidiaries are identified separately from the Company’s equity therein.  The interests of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets.  The choice of measurement basis is made on an acquisition-by-acquisition basis.  Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition, plus the non-controlling interests’ share of subsequent changes in equity.  Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Company’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions.  When the Company loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets, and liabilities of the subsidiary and any non-controlling interests.

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

4.           Significant accounting polices (continued)

(b)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of property, plant and equipment includes its purchase price and the costs directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.  The carrying amount of the replaced part is derecognized.  All other repairs and maintenance are recognized as an expense in profit or loss during the financial period in which they are incurred.

Property, plant and equipment are depreciated so as to write off their cost, net of expected residual value, over their estimated useful lives on a straight-line basis.  The useful lives, residual value and depreciation methods are reviewed, and adjusted if appropriate, at the end of each reporting period.  The useful lives of property, plant and equipment at December 31, 2010, are as follows:

Leasehold improvements	5 years
Furniture, fixtures and equipment	3-5 years
Machinery	5 years

An asset is written down immediately to its recoverable amount if its carrying amount is higher than the asset’s estimated recoverable amount.  Management determined that there is no impairment to property, plant and equipment as of December 31, 2010.

The gain or loss on disposal of an item of property, plant and equipment is the difference between the net sale proceeds and its carrying amount, and is recognized in profit or loss on disposal.

(c)	Construction in progress

Construction in progress is stated at cost less impairment losses.  Cost consists of direct costs of construction as well as borrowing costs (if any) capitalized during the periods of construction and installation.  Capitalization of these costs ceases and the construction in progress is transferred to the appropriate class of property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed.  No depreciation is provided for in respect to construction in progress until it is completed and ready for its intended use.  Management determined that there is no impairment to construction in progress as of December 31, 2010.

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

4.           Significant accounting polices (continued)

(d)	Borrowing costs

Borrowing costs attributable directly to the acquisition, construction or production of qualifying assets which require a substantial period of time to be ready for their intended use or sale, are capitalized as part of the cost of those assets.  All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

(e)	Biological assets

Biological assets include living plants, and agricultural activity is the management by an entity of the biological transformation and harvest of biological assets for sale or for conversion into agricultural produce or into additional biological assets.  Biological assets are measured on initial recognition and at the end of each reporting period at fair value less costs to sell, except where fair value cannot be reliably measured.  If fair value is not reliably measurable due to the nature of the asset not corresponding to traded assets or products in the market, such assets are recorded at cost less impairment.

Agricultural produce harvested from biological assets is measured at fair value less costs to sell at the point of harvest.

The Company accounts for its biological assets at fair value, which approximates cost as of December 31, 2010.

The gain or loss arising on initial recognition, and subsequent changes in fair values less costs to sell biological assets is recognized in profit or loss in the period in which it arises.  Upon the sale of the agricultural produce as forestry products, the carrying amount is transferred to cost of forestry products sold in the statement of comprehensive income.

(f)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost, which includes its purchase price plus any directly attributable costs of preparing the asset for its intended use.  The cost of intangible assets acquired in a business combination is fair value as of the date of acquisition.  Following initial recognition, intangible assets are carried at cost less any accumulated amortization on a straight line basis over their estimated useful lives and any accumulated impairment losses.  The estimated useful life of the Company’s intangible asset is 15 years.

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

4.           Significant accounting polices (continued)

(g)	Research and development costs

Research costs are expensed as incurred and were approximately $11,000 in 2010 (presented within administrative expenses).  Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate criteria established under the accounting standards.  No development expenditures were capitalized in 2010, 2009 or 2008.

(h)	Impairment of tangible and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss or if an impairment loss previously recognized no longer exists or may have decreased.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment losses (if any).  Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.  Management determined that no impairment to tangible or intangible assets exists as of December 31, 2010.

(i)	Financial assets and liabilities

(a)	Financial assets

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

The Company classifies its financial assets at initial recognition, depending on the purpose for which the asset was acquired.  Financial assets at fair value through profit or loss are initially measured at fair value and all other financial assets are initially measured at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets.

(b)	Financial liabilities

The Company's financial liabilities, which include payables, accruals, and amounts due to related parties are initially measured and recorded at fair value, and subsequently measured at amortized cost, using the effective interest rate method, unless the effect of discounting would be immaterial.  In such cases, they are stated at cost.

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

4.           Significant accounting polices (continued)

(j)	Cash

For the purpose of the consolidated cash flow statements, cash consists of cash at banks and on hand.

(k)	Operating leases

Payments made under operating leases are charged to profit or loss in equal instalments over the period of the respective lease.  Lease incentives received are recognized to profit or loss as an integral part of the aggregate lease payments made.  Contingent rentals are charged to profit or loss when incurred.

(l)	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

(i)	Current tax

The tax currently payable is based on taxable profit for the year.  Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because it excludes items of income or expenses that are taxable or deductible in other years, and it further excludes items that are never taxable or deductible.  The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of each reporting period.

(ii)	Deferred tax

Deferred tax liabilities are provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.  Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of each reporting period.  The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of reporting period, to recover or settle the carrying amount of its assets and liabilities.

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

4.           Significant accounting polices (continued)

(m)	Value Added Tax (VAT)

Sales of goods in the PRC are subject to VAT at 17% (Output VAT).  Input tax on purchases can be deducted from output VAT.  No Output VAT has been incurred by the Company through December 31, 2010.  At such time the Company incurs Output VAT, the net amount of VAT recoverable from, or payable to, the taxation authority is to be included as part of “other receivables” or “other payables” in the statement of financial position.

Revenues, expenses and assets are recognized net of the amount of VAT except:

-
where the VAT incurred on the purchase of assets or services is not recoverable from the taxation authority, in which case the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

-	receivables and payables, which are stated with the amount of VAT included.

(n)	Employee benefits

(i)	Employee leave entitlements

Employee entitlements to annual leave and long-service leave are recognized when they accrue to employees.  A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the date of reporting period.

Employee entitlements to sick leave and maternity or paternity leave are not recognized until the time of leave.

(ii)	Retirement benefits plan

The Company participates in a mandatory central pension plan (the “Plan”) organised by the PRC government for certain of its employees located in the PRC, the assets of which are held separately from those of the Company.  Contributions made are based on a percentage of the eligible employees’ salaries and are charged to profit or loss as they became payable, in accordance with the rules of the Plan.  The employer’s contributions fully vest once they are made.

(o)	Foreign currencies

Transactions entered into by each individual entity within the Company in currencies other than the currency of the primary economic environment in which it/they operate(s) (the “functional currency”) are recorded at the rates ruling when the transactions occur.  Foreign currency monetary assets and liabilities are translated at the rates ruling at the end of the reporting period.  Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

4.           Significant accounting polices (continued)

(o)           Foreign currencies (continue)

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise.  Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period, except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized in other comprehensive income, in which case, the exchange differences are also recognized in other comprehensive income.

On consolidation, income and expense items of foreign operations are translated into the presentation currency of the Company (US$) at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the rates approximating those ruling when the transactions took place are used.  All assets and liabilities of foreign operations are translated at the rate ruling at the end of the reporting period.  Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity as foreign exchange reserve (attributed to non-controlling interests as appropriate).

(p)	Provisions

Provisions are recognized for liabilities of uncertain timing or amount when the Company has a legal or constructive obligation arising as a result of a past event, which will probably result in an outflow of economic benefits that can be reasonably estimated.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.  Possible obligations, the existence of which will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(q)	Revenue recognition

Through December 31, 2010, the Company had no revenue-generating activities.  At such time the Company begins generating revenue, the Company’s accounting policy for revenue recognition is expected to be as follows:

Revenue is to be recognized from the sale of forestry products when persuasive evidence of a sale exists (such as an executed sales agreement), the revenue can be measured reliably, the significant risks and rewards of ownership have been transferred to the buyer (such as through delivery, acceptance and transfer of title), when collection of the consideration is probable.

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

4.           Significant accounting polices (continued)

(r)	Adoption of new/ revised International Financial Reporting Standards (“IFRS”)

The following new and amended IFRSs, potentially relevant to the Company’s operations, have been issued but are not yet effective and have not been adopted early by the Company.

IFRSs (Amendments)	Improvements to IFRSs 2010 1&2
IFRIC – Interpretation 19	Extinguishing Financial Liabilities with Equity Instruments 1
IAS 24 (Revised)	Related Party Disclosures 2
Amendments to IFRS 7	Disclosures – Transfers of Financial Assets 3
IFRS 9	Financial Instruments 4

1Effective for annual periods beginning on or after July 1, 2010
2 Effective for annual periods beginning on or after January 1, 2011
3 Effective for annual periods beginning on or after July 1, 2011
4 Effective for annual periods beginning on or after January 1, 2013

Improvements to IFRS 2010 sets out amendments to a number of IFRSs.  The Company adopted these applicable amendments on January 1, 2011.  There are separate transitional provisions for each standard.  While the adoption of some of the amendments may result in changes in accounting policies, none of these amendments are expected to have a significant financial impact on the Company.  Those amendments that are expected to have an impact on the Company’s policies are as follows:

(i)
IAS 1, Presentation of Financial Statements, which clarifies that an analysis of other comprehensive income for each component of equity can be presented either in the statement of changes in equity or in the notes to the financial statements.

(ii)
IAS 27, Consolidated and Separate Financial Statements, which clarifies that the consequential amendments from IAS 27 (as revised in 2008) made to IAS 21 The Effect of Changes in Foreign Exchange Rates, IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures shall be applied prospectively for annual periods beginning on or after July 1, 2009 or earlier if IAS 27 is applied earlier.

IFRIC-Int 19 provides guidance regarding the accounting for the extinguishment of a financial liability by the issue of equity instruments.  Under IFRIC-Int 19, equity instruments issued under such arrangements will be measured at their fair value, and any difference between the carrying amount of the financial liability extinguished and the fair value of equity instruments issued will be recognised in profit or loss.

IAS 24 (Revised) clarifies and simplifies the definition of related parties.  It also provides for a partial exemption of related party disclosure to government-related entities for transactions with the same government or entities that are controlled, jointly controlled or significantly influenced by the same government.

The amendments to IFRS 7 improve the derecognition disclosure requirements for transfer transactions of financial assets and allow users of financial statements to better understand the possible effects of any risks that may remain with the entity on transferred assets.  The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period.

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

4.           Significant accounting polices (continued)

(r)           Adoption of new/ revised International Financial Reporting Standards (continued)

Under IFRS 9, financial assets are classified into financial assets measured at fair value or at amortised cost depending on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.  Fair value gains or losses will be recognised in profit or loss except for those non-trade equity investments, which the entity will have a choice to recognise the gains and losses in other comprehensive income.  IFRS 9 carries forward the recognition and measurement requirements for financial liabilities from IAS 39, except for financial liabilities that are designated at fair value through profit or loss, where the amount of change in fair value attributable to change in credit risk of that liability is recognised in other comprehensive income unless that would create or enlarge an accounting mismatch.  In addition, IFRS 9 retains the requirements in IAS 39 for derecognition of financial assets and financial liabilities.

The Company is in the process of making an assessment of the potential impact of these new and amended accounting pronouncements and, to date, management does not expect the application of these new and amended accounting pronouncements will have a material, impact on the results and financial position of the Company.

5.	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.  The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(a)	Biological assets

The Company accounts for biological assets at fair value.  Management estimates that the initial costs incurred on the biological assets through December 31, 2010, approximate their fair value.  Management believes that little biological transformation has taken place because the biological assets were planted immediately prior to the end of the reporting period.

Management evaluates fair value of its biological assets in consideration of applicable accounting standards, which provide that a biological asset shall be measured on initial recognition and at the end of each reporting period at its fair value less costs to sell.  There is a presumption that fair value can be measured reliably for a biological asset.

If an active market exists for a biological asset or agricultural produce in its present location and condition, the quoted price in that market is the appropriate basis for determining the fair value of that asset.  If an entity has access to different active markets, the entity uses the most relevant one.

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

5.           Critical accounting judgements and key sources of estimation uncertainty (continued)

(a)	Biological assets (continued)

 If an active market does not exist, an entity uses one or more of the following, when available, in determining fair value:

-	the most recent market transaction price, provided that there has not been a significant change in economic circumstances between the date of that transaction and the end of the reporting period;
-	market prices for similar assets with adjustment to reflect differences; and
-	sector benchmarks

In some cases, the information sources listed above may suggest different conclusions as to the fair value of a biological asset or agricultural produce.  An entity considers the reasons for those differences, in order to arrive at the most reliable estimate of fair value within a relatively narrow range of reasonable estimates.  Alternatively, the fair value of biological assets is determined independently by professional valuers.

In some circumstances, market-determined prices or values may not be available for a biological asset in its present condition.  In these circumstances, an entity uses the present value of expected net cash flows from the asset discounted at a current market-determined rate in determining fair value.  The objective of a calculation of the present value of expected net cash flows is to determine the fair value of a biological asset.

Cost may sometimes approximate fair value, particularly when:

-	little biological transformation has taken place since initial cost incurrence (for example, for fruit tree seedlings planted immediately prior to the end of a reporting period); or

-
the impact of the biological transformation on price is not expected to be the gain or loss arising on initial recognition, and subsequent changes in fair values less costs to sell biological assets is recognized in profit or loss in the period in which it arises.  Upon the sale of the agricultural produce as forestry products, the carrying amount is transferred to cost of forestry products sold in the statement of comprehensive income.

The Company’s agricultural business is subject to the usual agricultural hazards from fire, wind and insects.  Forces of nature such as temperature and rainfall may also affect harvest efficiency.  Management considers adequate preventive measures are in place to minimize exposure.  Nevertheless, to the extent that un-anticipated factors affecting harvestable agricultural produce may result in re-measurement or harvest losses in future accounting periods.

(b)	Useful lives of property, plant, equipment, and intangible assets

Management estimates the expected useful lives for its property, plant, equipment, and intangible assets and determines the related depreciation/amortization policy.  The estimated useful lives of the assets and the residual values reflect management’s estimates of the number of years that the Company intends to derive future economic benefits from the use of the assets.  These estimates could change significantly as a result of technological innovations in response to industry cycles.  The depreciation/amortization expense in future accounting periods may be adjusted if there are significant changes in these estimates.

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

6.	Other income

	2010	2009	2008
	US$	US$	US$

Bank interest income	11	-	-

7.	Nature of expense information

Loss before income tax expense primarily consists of the following expenses, by nature:

	2010	2009	2008
	US$	US$	US$

Directors’ remuneration:
Salaries and allowances	6,719	-	-
Key management remuneration, other than directors:
Salaries and allowances	4,431	-	-
Staff costs:
Salaries and allowances	28,986	-	-
Retirement benefits plan contributions	440	-	-
Lease expense under operating leases of land and buildings	8,991	-	-
Depreciation of property, plant and equipment	2,320	-	-
Amortization of intangible asset	187	-	-
Research and development	11,071	-	-
Meals/entertainment	10,392	-	-
Professional fees	54,396	3,483	2,311

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

8.	Income tax expense

(a)
No provision for Hong Kong profits tax has been made, as there was no assessable taxable profit derived during the years presented.  The applicable corporate income tax rate for Hong Kong for 2010, 2009 and 2008 is 16.5%.

No provision for the PRC enterprise income tax has been made for the Company’s subsidiary, Fujian Qianlon, as it also had no taxable profits during the years presented.  The applicable PRC enterprise income tax rate for Fujian Qianlon for 2010, 2009 and 2008 is 25%.

(b)	The Company had no income tax expense (benefit) in the consolidated statements of comprehensive loss for each of the years presented, as reconciled below:

	2010	2009	2008
	US$	US$	US$

Loss before income tax	(166,852)	(4,321)	(4,045)

Expected income tax benefit calculated at tax rates applicable to loss in the applicable jurisdictions	(31,363)	(713)	(667)
Tax effect on expenses not deductible for tax purpose	2,630	-	-
Tax effect on income not taxable for tax purpose	(2)	-	-
Tax effect of unrecognized temporary differences not recognized	(696)	-	-
Tax effect on tax losses not recognized	29,431	713	667

Income tax expense (benefit)	-	-	-

The Company has not recognized a deferred tax asset related to accumulated tax losses of approximately US$118,425, US$8,366 and US$4,045 as of December 31, 2010, 2009, and 2008, respectively, as it is not considered probable that future taxable profits against which these assets can be utilized will be available in the relevant tax jurisdiction and entity.

Tax losses of US$45,084, US$Nil and US$Nil as of December 31, 2010, 2009, and 2008, respectively, have no expiration date under current tax legislation.  The remaining un-utilized tax losses in respect to the PRC subsidiaries expire five years from the respective year of loss.

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

9.	Loss per share

The calculation of basic loss per share is based on the loss for the respective year attributable to owners of the Company, and the weighted average number of ordinary shares during the respective period.

Diluted loss per share for the years ended December 31, 2010, 2009 and 2008, is equivalent to basic loss per share, as no dilutive instruments existed during these periods.

10.	Property, plant and equipment

	Leasehold improvements	Furniture fixtures and equipment	Machinery	Total
	US$	US$	US$	US$

Cost:
At December 31, 2008 and 2009	-	-	-	-
Additions	30,161	11,643	27,575	69,379

At December 31, 2010	30,161	11,643	27,575	69,379

Accumulated depreciation:
At December 31, 2008 and 2009	-	-	-	-
Charge for the year	389	1,625	306	2,320
Exchange realignments	9	-	8	17

At December 31, 2010	398	1,625	314	2,337

Carrying value:
At December 31, 2010	29,763	10,018	27,261	67,042

11.	Construction in progress

	2010	2009	2008
	US$	US$	US$

At beginning of the year	-	-	-
Additions	261,060	-	-

At end of the year	261,060	-	-

Construction in progress represents material and labor costs incurred through December 31, 2010, in connection with the Company’s construction of greenhouse and building facilities located in Xiamen, PRC.

At December 31, 2010, the Company has made deposits of $23,348 for construction related services and materials.

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

12.	Biological assets

	2010	2009	2008
	US$	US$	US$

At beginning of the year	-	-	-
Purchases (at cost)	12,120	-	-
Plantation cost incurred	19,901	-	-

At end of the year	32,021	-	-

Biological assets represent the Company’s greenhouse plantations of bamboo-willow, which are located in Xiamen, PRC.  At December 31, 2010, biological assets consist of approximately 10,000 bamboo-willow saplings, which were purchased in December 2010, for seedling propagation.  Management anticipates that the biological assets will be harvested for sale in early 2012; therefore, these biological assets are presented as non-current assets in the accompanying statement of financial position.

Plantation costs incurred through December 31, 2010, consist of labor and materials incurred in cultivating these assets.  The Company has accounted for its biological assets at fair value, as management believes that fair value can be reliably determined.  The fair value of the biological assets at December 31, 2010, is estimated to approximate cost, as little biological transformation has taken place through December 31, 2010, because the biological assets were planted immediately prior to the end of the reporting period.  Management believes that the impact on the biological transformation on price is not material.

13.	Intangible asset

The Company’s intangible asset represents license rights to an aeroponics cultivation system, which is an agricultural and botanical technology known as Taiwan Fast Plant Propagation Technology (“TFPPT”).  TFPPT was invented and is owned by a shareholder, who is also a senior member of the Company’s management (the “Inventor”).  The Inventor had originally granted a worldwide exclusive license to TFPPT to Ms. Tsai, who is a family member related to the Company’s CEO/director, on July 1, 2010.  In July 2010, Ms. Tsai assigned and transferred all of her rights to the license to the Company in exchange for US$5,628.  This transaction was accounted for as a transfer between entities under common control, and the cost of this intangible asset is based on the transferor’s historical cost of the asset.  Prior to the Company’s acquisition of the license rights, the TFPPT had no significant business operations, or activities, revenue or expenses, and therefore management determined that the TFPPT and the related license agreement did not meet the definition of a “business” as defined by accounting standards, or as a “predecessor business”, as defined in SEC rules.

The terms of the intellectual property rights agreement provide that the Company is to make royalty payments to the Inventor of 6% of any income received (as defined) from the use and application of TFPPT, including any income received from sub-licensing TFPPT over the 30-year term of the agreement.  Royalty payments to the Inventor are to be paid quarterly (also refer to Note 20).  Amortization of the license right is provided on a straight-line basis over estimated useful life of 15 years.

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

13.           Intangible asset (continued)

On January 7, 2011, the Inventor granted all his rights, title and interest in and to the technological process related to the formulation of the probiotics-based organic fertilizer (a component of the TFPPT) to Ms Tsai who, on January 10, 2011, further assigned and transferred this technological process to the Company for nominal consideration.  This transaction was also accounted for as a transfer between entities under common control.

License rights
US$
Cost:
At December 31, 2008 and 2009	-
Additions	5,628

At December 31, 2010	5,628

Accumulated amortization:
At December 31, 2008 and 2009	-
Charge for the year	187

At December 31, 2010	187

Carrying value:
At December 31, 2010	5,441

14.	Cost investment

At December 31, 2010, the Company holds a 14.88% equity interest in China Hainan Agriculture Holdings Ltd. (“CHAH”) which was acquired in October 2010, for HK$4,500 (US$578).  CHAH, previously known as China Agri-Tech Holdings Limited, was formed in 2005, as a Hong Kong limited company, and through December 31, 2010, has had no significant business operations or revenue-generating activities.  CHAH is planning to form a PRC subsidiary, located in Hainan, PRC, to develop a bamboo-willow plantation.  The remaining shares of CHAH (other than shares held by the Company) are held by investors unrelated to the Company.

At December 31, 2010, management determined that the Company does not have significant influence over CHAH, pursuant to applicable accounting standards.

CHAH is a privately-owned company that does not have a quoted market price in an active market, and for which fair value cannot be reliably measured, therefore, this investment is measured at cost, less any identified impairment losses.

In October 2010, the Company entered into a 20-year sub-licensing agreement with CHAH, in which the Company sub-licensed to CHAH certain rights to use TFPPT (Note 21).

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

15.	Supplies inventory

	2010	2009	2008
	US$	US$	US$

Raw materials and consumable supplies	8,032	-	-

Raw material and consumable supplies inventory primarily consist of fertilizer for use on biological assets at December 31, 2010.

16.	Other receivables

Other receivables represent employee advances for general business purposes.  These advances are non-interest bearing, unsecured and due on demand.

17.	Amounts due from/(to) related parties

At December 31, 2009 and 2008, the Company had a subscription receivable of $13 from a director for the issuance of 100,000 ordinary shares.  This amount was received in September 2010.

In 2010, Ms. Tsai (a family member related to the Company’s CEO/Director) advanced $434,131 to the Company, to fund the Company’s capital expenditures.  This amount was unsecured, non-interest bearing and repaid in full in January 2011.

At December 31, 2010, 2009 and 2008, the Company had $1,092, $7,482, and $3,612, respectively, of unsecured, non-interest bearing advances due to officers/directors of the Company.  These advances were made for general business purposes of the Company and are due on demand.

18.	Statutory reserve

In accordance with the relevant laws and regulations of the PRC, entities established in the PRC are required to transfer 10% of its profit after taxation (in accordance with the accounting regulations of the PRC) to the statutory reserve, until the reserve balance reaches 50% of the entity’s registered capital.  The reserve may be used to offset accumulated losses or increase the registered capital, subject to approval from the PRC authorities, and are not available for dividend distribution to the equity owners.  No transfers were required to be made during each of the years presented.

19.	Share capital

Issued and fully paid
	2010	2010	2009	2009	2008	2008
	Number	US$	Number	US$	Number	US$

Ordinary shares
At beginning of the year	100,000	13	100,000	13	-	-
Issue of shares upon inception	-	-	-	-	100,000	13
Issues of shares for cash during the year	471,900,000	60,811	-	-	-	-

At end of the year	472,000,000	60,824	100,000	13	100,000	13

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

19.           Share capital (continued)

At December 31, 2009 and 2008, the Company had a subscription receivable of $13 from a director for the issuance of 100,000 ordinary shares.  This amount was received in September 2010.

The Company has financed its business operations through 2010, primarily through cash generated from the sale of its common shares.  In 2010, Dragon Bright HK issued 399,900,000 shares to seven founding shareholders and 72,000,000 shares to ten investors for total cash of $1,906,930, of which $60,811 represented share capital (par value), and $1,754,316 represented share premium (the excess of the issue price over the par value of the shares issued).  Offering costs were $91,803, which have been accrued as of December 31, 2010.

20.	Commitments

(a)	Capital commitments:

At the end of each reporting period, the Company had the following commitments:

	2010	2009	2008
	US$	US$	US$
Authorized and contracted, but not provided for:
- acquisition of property, plant and equipment and construction in progress	141,590	-	-

(b)	Operating lease commitments

The Company began leasing office facilities in Hong Kong in November 2010 under a two-year operating lease which expires in November 2012.  Lease payments are approximately $1,480 per month.  In addition, in December 2010, the Company began leasing office facilities in Xiamen, PRC under a two-year operating lease which expires in December 2012.  Lease payments are approximately $665 per month.

In May 2010, the Company entered into a 20-year cooperative agreement with a third-party company (the “Cooperative Party”), in which the Company agreed to lease up to 100 mu (66,667 square meters) of agricultural land located in Xiamen for approximately $150 per mu (667 square meters) per year.  Lease expense under this agreement was $6,031 in 2010.

In December 2010, the Company entered into two land-leasing framework agreements with two village committees which are not related to the Company (“Village Committees”).  The Company has agreed to lease from these Village Committees upto 1,300 mu (approximately 867,000 square meters) of farm land located in Quanzhou at a price range approximately from $8 to $32 per mu (667 square meters) per year.  According to the land-leasing framework agreements, all village farmers have to sign the leasing agreement with the Village Committees who will then sign an official leasing contract, on behalf of the village farmers, with the Company.  No lease expense was incurred under this agreement in 2010.

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

20.	Commitments (continued)

(b)	Operating lease commitments (continued)

Pursuant to the two land-leasing framework agreements entered into in December 2010, the Company entered into eight land-leasing agreements with two village committees which are not related to the Company (“Village Committees”) in February 2011.  According to the land-leasing framework agreements, all village farmers have signed the leasing agreements with the Village Committees who then signed official land-leasing contracts, on behalf of the village farmers, with the Company.  The Company has agreed to lease from these Village Committees 961.9 mu (approximately 642,000 square meters) of farm land and forestry land located in Quanzhou at a price range approximately from $8 to $55 per mu (667 square meters) per year.

	2010	2009	2008
	US$	US$	US$

Lease expense	8,991	-	-

At the end of each reporting period, the Company had outstanding minimum commitments under non-cancellable operating leases, which fall due as follows:

	2010	2009	2008
	US$	US$	US$

Not later than one year	38,845	-	-
Later than one year and not later than five years	81,524	-	-
More than five years	212,934	-	-

	333,303	-	-

(c)	As further discussed in Note 13, the Company is committed to make royalty payments to the Inventor on a quarterly basis with respect to the use, application and sub-licensing of TFPPT.

21.	Related party transactions

(a)
Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation.  Transactions with other related parties which are not disclosed elsewhere in these consolidated financial statements are shown below :

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
	US$	US$	US$

Purchase of intellectual license rights from Ms. Tsai	5,628	-	-
Consultancy fees paid to a director	3,475	3,483	2,311

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

21.	Related party transactions (continued)

(b)
On October 22, 2010, the Company entered into a sub-licensing agreement with CHAH, to allow CHAH to market, promote, advertise and make use of the TFPPT technology solely in the Hainan province of the PRC.  The license term is for a period of 20 years, commencing on the effective date of the agreement, and is subject to early termination by either party with prior notice.  CHAH agreed to pay the Company royalties based on a percentage of revenues from the sale of goods or services derived from the TFPPT technology.  Through December 31, 2010, the Company has not earned any royalty revenue from this sublicense agreement.  CHAH is to pay a minimum of $128,800 per annum to the Company starting at the end of the third year from the effective date of the agreement.

(c)	Members of key management were directors of the Company, whose remuneration is disclosed in Note 7 to the financial statements.

22.	Capital risk management

The Company’s objective of managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debts.

The capital structure of the Company consists of equity attributable to equity holders of the Company only, comprising share capital and reserves.

23.	Financial risk management objectives and policies

The main risks arising from the Company’s financial instruments in the normal course of the Company’s business are credit risk, liquidity risk, interest rate risk and currency risk.

These risks are limited by the Company’s financial management policies and practices described below.

(a)	Credit risk

The carrying amounts of cash and other receivables present the Company with credit risk.  The maximum exposure to credit risk is the carrying amounts of the respective financial assets at the end of the reporting period.

The credit risk of the Company’s cash arises from default of the counterparty.  At December 31, 2010, the Company’s cash denominated in RMB, amounted to US$1,297,749, the Company had no cash in 2009 and 2008.  Conversion of RMB into foreign currencies is subject to the PRC’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations.  The remaining balance of the Company’s cash ($475,194) was denominated in Hong Kong dollars.

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

23.	Financial risk management objectives and policies (continued)

(b)	Liquidity risk

The Company’s policy is to regularly monitor its liquidity requirements and maintain sufficient reserves of cash to meet its liquidity requirements in the short and long term.

The contractual maturities of financial liabilities as of December 31, 2010, 2009 and 2008, are shown below:

	Carrying amount	Total Contractual undiscounted cash flow	Within one year or on demand
	US$	US$	US$

2010
Amount due to Ms. Tsai (related party)	434,131	434,131	434,131
Amounts due to officer/directors	1,092	1,092	1,092
Other payables	6,765	6,765	6,765

	441,988	441,988	441,988

2009
Amounts due to officers/directors	7,482	7,482	7,482

2008
Amounts due to officers/directors	3,612	3,612	3,612

(c)	Interest rate risk

As the Company has no significant interest-bearing assets and liabilities, the Company’s income/(loss) and operating cash flows are substantially independent of changes in market interest rate.

(d)	Foreign exchange risk

The Company primarily operates in the PRC with the majority of transactions denominated and settled in RMB, which is not freely convertible into other foreign currencies.  Conversion of RMB into foreign currencies is subject to rules and regulations of foreign exchange control promulgated by the PRC government.  The PRC subsidiaries of the Company transact in their functional currency and therefore no currency risk is expected to arise in respect of these subsidiaries.  The Company’s financial statements are presented in US$ and fluctuations of RMB against US$ will result in adjustment to financial amounts.  The Company currently does not utilize any forward contracts, currency borrowings or other means to hedge against its foreign currency exposure.

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

24.	Financial assets and liabilities

The fair value of financial assets and liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

An analysis of financial instruments carried at fair value by level of fair value hierarchy is as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:	Inputs for the asset or liabilities that are not based on observable market data (unobservable inputs).

The carrying amounts of the Company’s financial assets and liabilities with maturity of less than one year approximate their fair values.  The Company does not anticipate that the carrying amounts recorded at the financial position date would be significantly different from the values that would be eventually be received or settled.

25.	Principal subsidiaries

Details of the Company’s subsidiaries as of December 31, 2010 were as follows:

Name of subsidiary company	Place of incorporation/ establishment and operation	Paid-up capital	Percentage of equity attributable to the Company		Principal activities
			Direct	Indirect

Hong Kong Dragon Holdings	Hong Kong	HK$40,000	57%	-	Investment holding

Fujian Qianlon *	The PRC	RMB8,566,000	-	100%	Tree plantation and management, manufacture and distribution of forestry products

Prior to 2010, the Company had no other subsidiary.

* Fujian Qianlon is a wholly-owned subsidiary of Hong Kong Dragon Holdings, and the name above is a direct translation of their registered name in Chinese.  As of December 31, 2010, the registered capital of the Company’s PRC subsidiary, Fujian Qianlon of $1,296,234 was not fully contributed.  The amount contributed at December 31, 2010, was $1,287,470.  On February 16, 2011, Hong Kong Dragon Holdings remitted approximately $642,000 to Fujian Qianlon, as the second tranche of registered capital to fulfil the obligation of remitting a total registered capital of $2,583,704 within two years from the date of establishment (please also refer to Note 26).

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

26.	Subsequent events

In addition to the events detailed elsewhere in these financial statements, the Company had additional subsequent events, as follows:

On January 14, 2011, Dragon Bright HK issued 45,950,000 shares at approximately $0.025 per share for cash of $1,181,834, of which 5,000,000 of these shares were issued to CHAH, the Company’s investee company.

On February 1, 2011, Dragon Bright HK issued 3,500,000 shares at approximately $0.05 per share for cash of $179,620.

On May 25, 2011, the Cayman Company issued 4,500,000 shares at $0.06 per share for cash of $270,000.

On May 26, 2011, the board of directors of the Cayman Company passed resolutions intending to raise $3,000,000 through new equity capital financings by means of private subscription and sale of 30,000,000 shares at $0.10 per share.

On June 8, 2011, Hong Kong Dragon Holdings remitted approximately $645,470 to Fujian Qianlon as the final tranche of Fujian Qianlon’s registered capital to fulfill the obligation of remitting a total registered capital of $2,583,704 within two years from the date of Fujian Qianlon’s establishment.

On August 15, 2011, the Cayman Company issued 5,050,000 shares at $0.10 per share for cash of $505,000.

Until          , 2011 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

DRAGON BRIGHT MINTAI BOTANICAL
TECHNOLOGY (CAYMAN) LIMITED

131,000,000 Shares

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent that any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 might be permitted to directors, officers or persons controlling our company under the provisions described above, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we issued and exchanged our shares in one share swap transaction without registering the securities under the Securities Act. On March 11, 2011, we entered into a share swap agreement with Dragon Bright HK and all of its shareholders. Pursuant to the share swap, the shareholders of Dragon Bright HK exchanged 521,450,000 shares of Dragon Bright HK, representing all of the issued and outstanding shares of Dragon Bright HK, for 521,450,000 of our newly issued shares, representing all of our issued and outstanding shares, at an exchange ratio of 1-for-1. As a result of the share swap, Dragon Bright HK become our wholly-owned subsidiary and the former shareholders of Dragon Bright HK, including certain of our directors and officers and their families, became our shareholders. In May 2011, we issued an aggregate of 4,500,000 shares at $0.06 per share for aggregate proceeds of $270,000. In August 2011, we issued an aggregate of 5,050,000 shares at $0.10 per share for aggregate proceeds of $505,000. As we are a non-U.S. issuer without substantial U.S. market interest in our shares, and we issued our shares to non-U.S. persons outside the United States and without any directed selling efforts in the United States, we believe that the issuance of our shares in the share swap transaction was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act.

Item 8. Exhibits and Financial Statement Schedules

(a)           Exhibits

Exhibit Number	Description of Document
3.1	Memorandum of Association of the Registrant, as currently in effect
3.2	Articles of Association of the Registrant
4.1	Registrant’s Specimen Certificate for its Shares
4.2	Form Private Subscription Letter from investors to Dragon Bright Mintai Botanical Technology Company Limited
4.3
Share Swap Agreement among Dragon Bright Mintai Botanical Technology (Cayman) Limited, Dragon Bright Mintai Botanical Technology Company Limited and shareholders of Dragon Bright Mintai Botanical Technology Company Limited dated March 11, 2011

5.1	Opinion of Maples and Calder regarding the validity of shares being registered
8.1	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2	Opinion of Winston & Strawn LLP regarding certain U.S. tax matters
8.3	Opinion of Fujian Fazheng League Law Firm regarding certain PRC tax matters
10.1	English translation of Employment Agreement between the Registrant and Anita Lai Lai Ho dated March 1, 2011
10.2	English translation of Tenancy Agreement between Edmund C.Y. Tam Limited and Dragon Bright Mintai Botanical Technology Company Limited dated November 23, 2010
10.3	English translation of Taiwan Fast Plant Propagation Technology Exclusive License Agreement between Tsai Hsui Ping and Cho-Po Chang dated July 1, 2010

10.4	English translation of Assignment between Tsai Hsui Ping and Team Profit Asia Limited (former name of Dragon Bright Mintai Botanical Technology Company Limited) dated July 20, 2010
10.5	English translation of Addendum I to Assignment between Tsai Hsui Ping and Team Profit Asia Limited dated July 21, 2010
10.6	English translation of Technology Assignment Agreement between Tsai Hsui Ping and Cho-Po Chang dated January 7, 2011
10.7	English Translation of Assignment among Tsai Hsui Ping, Cho-Po Chang and Dragon Bright Mintai Botanical Technology Company Limited dated January 10, 2011
10.8
English Translation of Marketing and Technology Sub-Licensing Agreement for Taiwan Fast Plant Propagation Technology between Dragon Bright Mintai Botanical Technology Company Limited and China Hainan Agriculture Holdings Ltd. (formerly known as China Agri-Tech Holdings Limited) dated October 22, 2010

10.9	English Translation of Finder’s Fee Agreement between Chanceline Consultant Limited and Dragon Bright Mintai Botanical Technology Company Limited dated October 13, 2010
10.10	English Translation of Co-operation Agreement between Xiamen Tianzhu Industrial Development Company Limited and Fujian Qianlon Agricultural Technology Company Limited dated December 30, 2010
10.11
English Translation of two Land-leasing Framework Agreements between Fujian Qianlon Agricultural Technology Company Limited and Xi Dong Village and Xi Xi Village of Hu Yang town of Yong Chun County, Quanzhou city, dated December 20, 2010

10.12	English translation of three land lease agreements between Fujian Qianlon Agricultural Technology Co., Ltd. and Xi Xi Village of Hu Yang Town, Yong Chun County, Fujian Province dated February 1, 2011
10.13	English translation of five land lease agreements between Fujian Qianlon Agricultural Technology Co., Ltd. and Xi Dong Village of Hu Yang Town, Yong Chun County, Fujian Province dated February 1, 2011
10.14	Form of employment agreement with the Registrant’s employees
21.1	List of the Registrant’s Subsidiaries
23.1	Consent of GHP Horwath, P.C., an Independent Registered Public Accounting Firm
23.2	Consents of Maples and Calder (included in Exhibit 5.1)
23.3	Consent of Winston & Strawn LLP (included in Exhibit 8.2)
23.4	Consent of Fujian Fazheng League Law Firm (included in Exhibits 8.3 and 99.1)
23.5	Consent of Chan & Chan, Solicitors (included in Exhibit 99.2)
24.1	Powers of Attorney (included on signature page)
99.1	Opinion of Fujian Fazheng League Law Firm regarding certain PRC legal matters
99.2	Opinion of Chan & Chan, Solicitors regarding certain Hong Kong legal matters

(b)           Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes as follows:

(a)           We hereby undertake:

(1)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.           If the registrant is relying on Rule 430B:

A.
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.
If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(2)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(3)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(4)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5)
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and persons controlling our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by our company of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, our company will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

[Remainder of page intentionally left blank; Signature Page to follow]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Dragon Bright Mintai Botanical Technology (Cayman) Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement on Form F-1 to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Hong Kong on September 16, 2011.

DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED

/s/ Anita Lai Lai Ho
Name:  Anita Lai Lai Ho
Title: Chief Executive Officer and Director
Date: September 16, 2011

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person who signature appears below constitutes and appoints Anita Lai Lai Ho as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated on September 16, 2011.

Signature	Title

/s/ Anita Lai Lai Ho	Director, chairwoman and chief executive officer
By: Anita Lai Lai Ho	(principal executive officer)

/s/ Claire Yi-Chiun Chang	Chief financial officer
By: Claire Yi-Chiun Chang	(principal financial and accounting officer)

/s/ Stanley Ang	Director and chief administrative officer
By: Stanley Ang

/s/ Jeffrey Chong Kee Hui	Director and general counsel
By: Jeffrey Chong Kee Hui

/s/ Yau Man Hwang	Director
By: Yau Man Hwang

/s/ Donald J. Puglisi	Authorized Representative in the United States
By: Donald J. Puglisi
Title: Managing Director, Puglisi & Associates

EXHIBIT INDEX

Exhibit Number	Description of Document
3.1	Memorandum of Association of the Registrant, as currently in effect
3.2	Articles of Association of the Registrant
4.1	Registrant’s Specimen Certificate for its Shares
4.2	Form Private Subscription Letter from investors to Dragon Bright Mintai Botanical Technology Company Limited
4.3
Share Swap Agreement among Dragon Bright Mintai Botanical Technology (Cayman) Limited, Dragon Bright Mintai Botanical Technology Company Limited and shareholders of Dragon Bright Mintai Botanical Technology Company Limited dated March 11, 2011

5.1	Opinion of Maples and Calder regarding the validity of shares being registered
8.1	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2	Opinion of Winston & Strawn LLP regarding certain U.S. tax matters
8.3	Opinion of Fujian Fazheng League Law Firm regarding certain PRC tax matters
10.1	English translation of Employment Agreement between the Registrant and Anita Lai Lai Ho dated March 1, 2011
10.2	English translation of Tenancy Agreement between Edmund C.Y. Tam Limited and Dragon Bright Mintai Botanical Technology Company Limited dated November 23, 2010
10.3	English translation of Taiwan Fast Plant Propagation Technology Exclusive License Agreement between Tsai Hsui Ping and Cho-Po Chang dated July 1, 2010
10.4	English translation of Assignment between Tsai Hsui Ping and Team Profit Asia Limited (former name of Dragon Bright Mintai Botanical Technology Company Limited) dated July 20, 2010
10.5	English translation of Addendum I to Assignment between Tsai Hsui Ping and Team Profit Asia Limited dated July 21, 2010
10.6	English translation of Technology Assignment Agreement between Tsai Hsui Ping and Cho-Po Chang dated January 7, 2011
10.7	English Translation of Assignment among Tsai Hsui Ping, Cho-Po Chang and Dragon Bright Mintai Botanical Technology Company Limited dated January 10, 2011
10.8
English Translation of Marketing and Technology Sub-Licensing Agreement for Taiwan Fast Plant Propagation Technology between Dragon Bright Mintai Botanical Technology Company Limited and China Hainan Agriculture Holdings Ltd. (formerly known as China Agri-Tech Holdings Limited) dated October 22, 2010

10.9	English Translation of Finder’s Fee Agreement between Chanceline Consultant Limited and Dragon Bright Mintai Botanical Technology Company Limited dated October 13, 2010
10.10	English Translation of Co-operation Agreement between Xiamen Tianzhu Industrial Development Company Limited and Fujian Qianlon Agricultural Technology Company Limited dated December 30, 2010
10.11
English Translation of two Land-leasing Framework Agreements between Fujian Qianlon Agricultural Technology Company Limited and Xi Dong Village and Xi Xi Village of Hu Yang town of Yong Chun County, Quanzhou city, dated December 20, 2010

10.12	English translation of three land lease agreements between Fujian Qianlon Agricultural Technology Co., Ltd. and Xi Xi Village of Hu Yang Town, Yong Chun County, Fujian Province dated February 1, 2011
10.13	English translation of five land lease agreements between Fujian Qianlon Agricultural Technology Co., Ltd. and Xi Dong Village of Hu Yang Town, Yong Chun County, Fujian Province dated February 1, 2011
10.14	Form of employment agreement with the Registrant’s employees
21.1	List of the Registrant’s Subsidiaries
23.1	Consent of GHP Horwath, P.C., an Independent Registered Public Accounting Firm
23.2	Consents of Maples and Calder (included in Exhibit 5.1)
23.3	Consent of Winston & Strawn LLP (included in Exhibit 8.2)
23.4	Consent of Fujian Fazheng League Law Firm (included in Exhibits 8.3 and 99.1)
23.5	Consent of Chan & Chan, Solicitors (included in Exhibit 99.2)

24.1	Powers of Attorney (included on signature page)
99.1	Opinion of Fujian Fazheng League Law Firm regarding certain PRC legal matters
99.2	Opinion of Chan & Chan, Solicitors regarding certain Hong Kong legal matters